EXHIBIT 99.1

YAMANA GOLD INC.

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

March 28, 2019

200 Bay Street, Suite 2200
Royal Bank Plaza, North Tower
Toronto, Ontario M5J 2J3

EXHIBIT 99.1

Table of Contents
ITEM 1 INTRODUCTORY NOTES	3
ITEM 2 CORPORATE STRUCTURE	5
ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS	7
Overview of Business	7
History	7
ITEM 4 DESCRIPTION OF THE BUSINESS	10
Principal Products	10
Competitive Conditions	10
Employees	10
Domestic and Foreign Operations	11
Communities, Environmental Protection and Policies	11
Risks of the Business	16
Technical Information	31
Mineral Projects	36
Summary of Mineral Reserve and Mineral Resource Estimates	36
Material Producing Mines	42
Chapada Mine	42
El Peñón Mine	52
Canadian Malartic Mine	58
Other Producing Mines	66
Jacobina Mining Complex	66
Minera Florida Mine	68
Cerro Moro Mine	69
Development Projects	70
Agua Rica Project	70
Suyai Project	71
Monument Bay	71
ITEM 5 DIVIDENDS	72
ITEM 6 DESCRIPTION OF CAPITAL STRUCTURE	72
ITEM 7 MARKET FOR SECURITIES	73
ITEM 8 ESCROWED SECURITIES	73
ITEM 9 DIRECTORS AND OFFICERS	73
ITEM 10 PROMOTER	80
ITEM 11 LEGAL PROCEEDINGS AND REGULATORY ACTIONS	80
ITEM 12 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	81
ITEM 13 TRANSFER AGENTS AND REGISTRAR	81
TEM 14 MATERIAL CONTRACTS	81
ITEM 15 AUDIT COMMITTEE	81
ITEM 16 INTERESTS OF EXPERTS	83
ITEM 17 ADDITIONAL INFORMATION	84
SCHEDULE “A” CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	85

EXHIBIT 99.1

ITEM 1
INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company (as defined herein), information contained herein constitutes forward-looking statements, including, but not limited to, any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. In particular, forward looking information included in this annual information form includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;

•
the Company’s plans to continue building on its base of significant gold production, gold development stage properties, exploration properties and land positions in Canada, Brazil, Chile, and Argentina through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas;

•	Yamana’s expectations relating to the performance of its mineral properties;

•	the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below);

•	the timing and amount of estimated future production;

•	the estimation of the life of mine of Yamana’s projects;

•	the timing and amount of estimated future capital and operating costs;

•	the costs and timing of development activities;

•	the Company’s expectation regarding the timing and impacts of the proposed integration of the Agua Rica Project and the Alumbrera Mine;

•	the impact of proposed optimizations at the Company’s projects;

•
the effect of government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	the impact of the new mining law in Brazil and the Argentina export tax;

•
the Company’s investments and development of infrastructure improvements to enhance community relations in the locations where it operates and the further development of the Company’s social responsibility programs;

•	the payment of any future dividends;

•	the outcome of any current or pending litigation against the Company; and

•	the outcome of any current or pending tax assessments involving the Company.

Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the impact of general domestic and foreign business, economic and political conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso, and the Canadian dollar versus the United States dollar), interest rates, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources (as defined herein) and Mineral Reserves (as defined herein), and risks related to acquisitions and/or dispositions, changes in project parameters

EXHIBIT 99.1

as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, potential impairment charges, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, including but not limited to, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, environmental and government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, vulnerability of information systems, as well as those risk factors discussed or referred to herein and in the Company’s annual management’s discussion and analysis filed with the securities regulatory authorities in all provinces of Canada and available under the Company’s SEDAR profile at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.
Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources
This annual information form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “Securities Act”). In particular, under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report Mineral Reserves, the three-year historical average price is used in any Mineral Reserve or cash flow analysis to designate Mineral Reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, Industry Guide 7 applies different standards in order to classify mineralization as a mineral reserve. As a result, the definitions of Proven Mineral Reserves (as defined herein) and Probable Mineral Reserves (as defined herein) used in NI 43-101 differ from the definitions used in Industry Guide 7. Under Commission standards, mineralization may not be classified as a mineral reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the mineral reserve determination is made. Among other things, all necessary permits would be required to be in hand or the issuance must be imminent in order to classify mineralized material as mineral reserves under the Commission’s standards. Accordingly, Mineral Reserve estimates contained in this annual information form may not qualify as mineral reserves under Commission standards.
In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101. However, the Commission does not recognize Mineral Resources and United States companies are generally not permitted to disclose Mineral Resources of any category in documents they file with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves as defined in NI 43-101 or Industry Guide 7. Further, Inferred Mineral Resources (as defined herein) have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable, or that all or any part of Measured Mineral Resources (as defined herein), Indicated Mineral Resources (as defined herein), or Inferred Mineral Resources will ever be upgraded to a higher category. In addition, disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits United States companies to report mineralization that does not constitute Mineral Reserves by Commission standards as in place tonnage and grade, without reference to unit measures. Investors are cautioned that information contained in this annual information form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

EXHIBIT 99.1

Currency Presentation and Exchange Rate Information
This annual information form contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”, Brazilian reais are referred to as “R$”, Chilean pesos are referred to as “CLP” and Argentinean pesos are referred to as “AR$”.
The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for the years ended December 31, 2018, December 31, 2017, December 31, 2016 and December 31, 2015 based on the closing rate reported by the Bank of Canada, were as follows:

Year-Ended December 31
	2018	2017	2016	2015
Closing	C$1.3642	C$1.2545	C$1.34	C$1.38
High	C$1.3642	C$1.3743	C$1.46	C$1.40
Low	C$1.2288	C$1.2128	C$1.25	C$1.17
Average(1)	C$1.2957	C$1.2986	C$1.32	C$1.28
(1)Calculated as an average of the daily close rates for each period.

On March 27, 2019, the Bank of Canada daily rate of exchange was $1.00 = C$1.3414 or C$1.00 = $0.7455.

ITEM 2
CORPORATE STRUCTURE

Yamana Gold Inc. (the “Company” or “Yamana”) was continued under the Canada Business Corporations Act by Articles of Continuance dated February 7, 1995. On February 7, 2001, pursuant to Articles of Amendment, the Company created and authorized the issuance of a maximum of 8,000,000 first preference shares, Series 1. On July 30, 2003, pursuant to Articles of Amendment, the name of the Company was changed from Yamana Resources Inc. to Yamana Gold Inc. On August 12, 2003, the authorized capital of the Company was altered by consolidating all of the then issued and outstanding common shares of the Company on the basis of one new common share for 27.86 existing common shares.
The Company’s head office is located at 200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200, Toronto, Ontario M5J 2J3 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.
The corporate chart that follows on the next page illustrates the Company’s principal subsidiaries (collectively, the “Subsidiaries”) as of March 28, 2019, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company. As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Yamana” means Yamana Gold Inc. and the Subsidiaries.

EXHIBIT 99.1

EXHIBIT 99.1

ITEM 3
GENERAL DEVELOPMENT OF THE BUSINESS

Overview of Business
Yamana is a Canadian-based precious metals producer with a particular focus in gold and silver. The Company has a significant portfolio comprised of operating mines, development stage projects, and exploration and mineral properties throughout the Americas, mainly in Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.
The Company’s portfolio includes six operating gold mines and various advanced and near development stage projects and exploration properties in Canada, Brazil, Chile, and Argentina. Yamana operates its mines and projects under common corporate oversight. Within this structure, Chapada, El Peñón and Canadian Malartic are the Company’s material producing mines and among the largest contributors to operating cash flow. As of the date hereof, the Company holds an approximately 20.4% interest in Leagold Mining Corporation (“Leagold”), as a result of the sale of its majority interest in Brio Gold Inc. (“Brio Gold”). See “- History - Brio Gold”.
Set out below is a list of Yamana’s main properties and mines:
Material Producing Mines

•	Chapada Mine (Brazil)

•	El Peñón Mine (Chile)

•	Canadian Malartic Mine (Canada) - 50% indirect interest

Other Producing Mines

•	Jacobina Mining Complex (Brazil)

•	Minera Florida Mine (Chile)

•	Cerro Moro Mine (Argentina)

Additional Projects

•	Agua Rica Project (Argentina)

•	Suyai Project (Argentina)

•	Monument Bay Project (Canada)

A focus of the Company is to increase production from existing operations. Some increases in production from existing operations are more immediate than others, for example Jacobina and Canadian Malartic. The Company believes that production increases from all its existing operations can exceed 150,000 ounces of gold. This would represent an increase of over fifteen per cent to current gold production. The Company is working on capital estimates for these projects and will provide an update when available.
History
Over the three most recently completed financial years, the Company continued to execute against its strategic priorities with a particular focus on upgrading and right-sizing the portfolio of assets and enhancing the Company’s financial flexibility. These remain core values for the Company and of strategic importance. The following events contributed materially to the development of the Company’s business.
Agreement for Integration of Agua Rica and Alumbrera
On March 7, 2019, the Company announced that it had signed an integration agreement with Glencore plc (“Glencore”) and Goldcorp Inc. (“Goldcorp”) pursuant to which the Agua Rica Project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited (“Alumbrera”), which owns the Alumbrera Mine, in which the Company currently holds an indirect 12.5% interest with the other 50% and 37.5% interests being held by Glencore and Goldcorp, respectively.
The Company will contribute its current 100% interest in the Agua Rica Project and its interest in Alumbrera, while Glencore and Goldcorp will contribute their respective interests in Alumbrera. Upon the consummation of the integration structure, the Company will hold a 56.25% ownership interest in the integrated project with the other 25% and 18.75% interests being held

EXHIBIT 99.1

by Glencore and Goldcorp, respectively. Full integration is expected to occur with the filing of a feasibility study and environmental impact assessment with respect to the integrated project. The integration transaction structure will be determined based on the final construction financing plan, which may include completing a business transaction or other monetization event involving one or more third parties with respect to the integration, and which may include a going public transaction. During the interim period the parties will further advance the technical work to facilitate permitting and dialogue with communities and stakeholders, perform confirmatory due diligence, finalize binding agreements with government stakeholders and finalize the legal integration structure.
Sale of Gualcamayo and La Pepa Option
On December 14, 2018, the Company sold 100% of its interest in the Gualcamayo Mine in San Juan Province, Chile to Mineros S.A. (“Mineros”) for consideration as follows: (i) $30 million cash, paid at closing; (ii) an additional $30 million in cash payable upon declaration of commercial production of the Deep Carbonates project, which is an undeveloped Mineral Resource below the existing oxide gold mineralization at the Gualcamayo Mine; (iii) a 2% net smelter return royalty at the Gualcamayo Mine on metal produced after the initial 396,000 ounces, capped at $50 million of total payments (excluding the Deep Carbonates project); and a 1.5% uncapped net smelter return royalty on the Deep Carbonates project.
Separately, the Company also agreed to grant Mineros an option to acquire up to a 51% interest in the La Pepa project located in the Maricunga gold belt, Chile. Pursuant to the terms of the option Mineros must spend $5 million on the La Pepa Project over a two-year period to earn an initial 20% interest, and to earn an additional 31% interest, Mineros must pay $5 million in cash to the Company on completion of an additional $15 million of spending on the La Pepa Project over another two-year period with expenditures directed toward the completion of a NI 43-101 compliant technical report. Once Mineros has earned the 51% interest, by exercising the call option Mineros may acquire the remaining 49% interest at fair market value, which will be determined pursuant to an agreed upon formula and to be calculated by independent valuators.
Commercial Production at Cerro Moro
In early 2015 the Company announced its formal decision to proceed with the construction of the Cerro Moro Mine and provided updated project parameters with respect to timing and capital investment. The first gold and silver doré production at Cerro Moro was announced on May 16, 2018 and commercial production was achieved in the second quarter of 2018, as planned. See “Description of the Business - Mineral Projects - Other Producing Mines - Cerro Moro Mine”.
Copper Sales Agreement
On January 12, 2018, Yamana entered into a copper advanced sales program pursuant to which the Company received $125.0 million in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and first half of 2019. This production represents approximately one third of planned production in the period of the program or approximately 16% of the total production for 2018 and 2019. Copper is expected to be delivered against these prepaid volumes coincident with planned shipments of concentrate from the Chapada Mine.
Sale of Exploration Properties
On December 21, 2017, the Company announced that it entered into an agreement to sell certain jointly owned exploration properties of the Canadian Malartic Corporation ("CMC") including the Kirkland Lake and Hammond Reef properties. The transaction is structured as a sale of assets by CMC (in which Yamana holds a 50% indirect interest) pursuant to which Agnico Eagle Mines Limited ("Agnico Eagle") will acquire all of Yamana's indirect 50% interest in the Canadian exploration assets of CMC in consideration of cash proceeds to Yamana of $162.5 million. The transaction did not affect the Canadian Malartic Mine and related assets including Odyssey, East Malartic, Midway, and East Amphi. The transaction closed on March 28, 2018.
Notes Offering
On November 29, 2017, the Company priced an offering of $300 million aggregate principal amount of 4.625% Senior Notes due December 15, 2027 (the “Initial Notes”) in a transaction that was exempt from registration under the Securities Act. In connection with the issuance of the Initial Notes, the Company entered into a registration rights agreement, dated as of December 4, 2017, with the initial purchasers of the Initial Notes, providing for the issuance of new notes in exchange for up to a like aggregate principal amount of Initial Notes. The Initial Notes are unsecured, senior obligations of Yamana and are unconditionally guaranteed by certain of Yamana’s subsidiaries. The offering closed on December 4, 2017.
Brio Gold
On May 24, 2018, Leagold acquired all of the issued and outstanding common shares of Brio Gold (the “Brio Shares”). As a result of a series of transactions that the Company completed in 2016 and 2017, the Company owned Brio Shares representing

EXHIBIT 99.1

in the aggregate approximately 53.6% of the issued and outstanding Brio Shares on a basic basis and approximately 52.8% on a fully diluted basis. The Company entered into a support agreement with Leagold, pursuant to which it agreed, among other things, to vote its Brio Shares in favour of this transaction. Based on the share exchange ratio provided under the arrangement, the Company received 58,115,954 shares of Leagold and 25,212,995 Leagold common share purchase warrants, then representing approximately 21% ownership of Leagold on a basic basis and approximately 27% on a partially diluted basis, assuming the exercise of the warrants held by the Company.
Initially a wholly-owned subsidiary of Yamana, Brio Gold became a stand-alone public company on December 23, 2016, whereby, through a series of transactions, Yamana sold a total of 17,324,507 Brio Shares at a price of C$3.25 per share for aggregate proceeds of C$56,304,648 to Yamana. Further, on March 6, 2017, the Company announced the sale to an arm’s length institutional shareholder of 6,000,000 Brio Shares at a price of C$3.35 per share, for total proceeds to Yamana of C$20,100,000. On June 2, 2017, the Company completed a secondary offering of 26,667,000 Brio Shares at a price of C$3.00 per share for total gross proceeds to Yamana of C$80,001,000.
Board and Management Update
On August 8, 2018, the Company announced the promotion of Daniel Racine to President and Chief Executive Officer (“CEO”) from his prior role as Executive Vice President, Chief Operating Officer. Peter Marrone, the Company’s previous Chairman and CEO, assumed a newly created role of Executive Chairman and continues to serve as Chairman of the Company’s Board of Directors.
Sale of Mercedes
On July 28, 2016, the Company entered into an agreement with Premier Gold Inc. (“Premier”) to sell 100% of its interest in the Mercedes mine through the sale of its Mexican subsidiaries. As consideration for the sale, the Company received cash consideration of $122.5 million, six million Premier common shares, and three million Premier common share purchase warrants exercisable at C$4.75 per common share for 24 months. In addition, the Company received a 1% net smelter return royalty on the Mercedes mine that becomes payable upon the earlier of six years from the completion of the sale and the date upon which cumulative production of 450,000 ounces of gold equivalent from the Mercedes mine has been achieved, as well as a 2% net smelter return royalty on the La Silla property in Sinaloa, Mexico and the La Espera property in Sonora, Mexico. The sale was completed on September 30, 2016.
Altius
On March 31, 2016, the Company announced that it had entered into a copper purchase agreement with Altius Minerals Corporation (“Altius”) pursuant to which Altius agreed to pay Yamana total advanced payments of $60 million in cash consideration plus 400,000 Altius common share purchase warrants. The agreement provides Altius with the right to receive payments of copper related to the production from the Company’s Chapada mine in Brazil. A non-refundable deposit of $8 million was paid to Yamana on signing with the balance paid on May 3, 2016. The proceeds from this agreement were used to finance the acquisition by Brio Gold of the Riacho dos Machados gold mine in Brazil.
Dividend Policy
In January 2016, the Company’s board of directors amended the Company’s dividend policy to set the quarterly dividends paid per common share at $0.02 annually, beginning with the declaration and payment of the first quarter 2016 dividend. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer group gold companies and current and anticipated cash needs.
Sandstorm Gold Transactions
On October 27, 2015, the Company announced that it had entered into three metal purchase agreements with Sandstorm Gold Ltd. (“Sandstorm”), for which Sandstorm paid the Company total cash payments of $148 million and issued the Company 15 million Sandstorm common share purchase warrants with a five year term and strike price of $3.50. The warrants became exercisable when the Company incurred an additional $40 million in capital expenditures in respect of the development and construction of the Cerro Moro Mine. Sandstorm also paid the Company an additional cash payment of $4 million in April 2016. The metal purchase agreements include a silver purchase contract related to production from the Cerro Moro Mine, Minera Florida and Chapada, a copper purchase transaction related to production from Chapada, and a gold purchase transaction related to production from Agua Rica. All amounts received were used by the Company to reduce the balance outstanding on its revolving credit facility.

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On October 3, 2016, the Company announced the sale of the Sandstorm warrants for total net proceeds of approximately $33.55 million, or approximately $2.24 per warrant.
Hedge Programs
Over the past number of years, the Company has used forward and options contracts and other arrangements to lock in beneficial movements in foreign exchange rates and commodity prices at opportune moments. Consistent with this approach, the Company has entered into option contracts relating to a portion of its exposure to Brazilian reais (R$) and Chilean pesos (CLP) in 2019.
The Company has entered into three sets of zero cost collar contracts as follows:

•	For the period from January to June 2019, with an average call and put strike price of R$3.15 and R$3.47 per US dollar, respectively, totalling R$180 million evenly split by month;

•	For the period from January to December 2019, with an average call and put strike price of R$3.75 and R$4.74 per US dollar, respectively, totalling R$348 million evenly split by month; and

•	For the period from July to December 2019, with an average call and put strike price of R$3.75 and R$4.87 per US dollar, respectively, totalling R$135 million evenly split by month.

In February 2019, the Company entered into forward contracts totalling CLP 56.76 billion (approximately $86.8 million) evenly split by month from February 2019 to December 2019 at a weighted average forward rate of CLP 652.42 per U.S. Dollar.

As at December 31, 2018, the Company had 25.7 million pounds of copper forward contracts in place to May 2019 at an average sales price of $2.79 per pound. In addition, as part of the copper advanced sales program for which $125.0 million was received in January 2018, the Company has effectively hedged approximately 16.3 million pounds of copper at $3.26 per pound, to be delivered in the first half of 2019. This production represents approximately 28% of planned production over this period.

ITEM 4
DESCRIPTION OF THE BUSINESS

Yamana is a Canadian-based precious metals producer with a particular focus in gold and silver. The Company has a significant portfolio comprised of operating mines, development stage projects, and exploration and mineral properties throughout the Americas, mainly in Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.
Principal Products
The Company’s principal product is gold, with gold production forming a significant part of revenues. There is a global gold market into which Yamana can sell its gold and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold that it produces.
The Company produces gold-copper concentrate at its Chapada Mine, gold and silver doré bars at its El Peñón Mine, gold doré bars at its Jacobina Mining Complex (the “JMC”), gold and silver doré bars and zinc concentrate at its Minera Florida Mine and gold and silver doré bars and silver concentrate at its Cerro Moro Mine. Additionally, the Company has a 50% indirect interest in the Canadian Malartic Mine, which produces gold and silver doré bars. The Company has contracts with a number of smelters, refineries and trading companies to sell gold and silver doré and gold-copper and zinc concentrate.
Competitive Conditions
The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.
Employees
As at December 31, 2018, the Company had the following employees and contractors at its operations:

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Country	Employees	Contractors	Total
Canada, Corporate	131	1	132
Canada, Canadian Malartic (50% indirect interest)	764	1,251	2,015
Argentina	632	781	1,413
Brazil	1,648	2,533	4,181
Chile	1,986	1,707	3,693
Netherlands	1		1
United States	3	2	5
Total	5,165	6,275	11,440

Domestic and Foreign Operations
The Company’s mine and mineral projects are located in Brazil, Chile, Argentina, and Canada. See “General Development of the Business - Overview of Business” for a summary of the Company’s projects. Any changes in regulations or shifts in political attitudes in any of these jurisdictions, or other jurisdictions in which Yamana has projects from time to time, are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits. The effect of these factors cannot be accurately predicted. See “- Risks of the Business”.
Communities, Environmental Protection and Policies
Protecting the environment and its employees, and maintaining a social license with the communities where the Company operates are key to Yamana’s success. Yamana launched a mission statement in 2016 that emphasizes the importance of integrating health, safety, environment and community (HSEC) into its operational and corporate culture. One Team, One Goal: Zero reflects the belief that everyone at Yamana is responsible for the Company’s HSEC performance. Yamana’s HSEC performance is described in detail in its Material Issues Report, which is available on its website (www.yamana.com).
Recognition
Yamana’s HSEC management and performance were recognized in the following ways in 2018:

•
Yamana was included in Sustainalytics’ Jantzi Social Index for the ninth consecutive year. The index partners with the Dow Jones Sustainability Index to screen the 50 top performing Canadian companies from an environmental, social and governance perspective.

•	Yamana’s operations were nationally recognized in Brazil, Chile and Argentina for performance and contribution to local economies.

Governance
Overall governance of HSEC is supported by the Company’s board of directors, the corporate HSEC team, and a HSEC team and committee at each site.

The board of directors
The sustainability committee of the board of directors oversees all aspects of health, safety and sustainability matters. It reviews policies, compliance issues and incidents, and ensures that Yamana has been diligent in carrying out the Company’s responsibilities and activities.

Corporate
The corporate HSEC team is led by the Senior Vice President, Health, Safety and Sustainable Development. The team implements policy and strategy, and facilitates dialogue with external stakeholders at the corporate level. It also collaborates with the mine sites to co-develop standards and procedures and share best practices, with any policy or strategy modifications reviewed by Yamana’s general managers, regional directors, senior executive team and the board of directors.

Site
Each site has an HSEC team and a committee chaired by the site’s general manager. The committees meet at least monthly to discuss HSEC issues and solutions and other operational practices. The committees monitor the effectiveness and performance of their site’s sustainability programs and report any material issues to the general manager who escalates matters as necessary.

EXHIBIT 99.1

Management
Yamana uses an integrated HSEC Framework to guide its approach to health, safety and sustainability. Based on industry best practices and the legal environment in the jurisdictions where the Company operates, the framework empowers sites and provides them with strategic guidance to identify areas to improve performance and implement best practices. It also provides guidelines for engaging with stakeholders and managing the impact of an operation on the local community and environment.
Three key principles support the Company’s approach to HSEC Management - risk management, integration and external reporting and assessment:
1. Risk management
The basis of Yamana’s management approach is effective risk management. Using the HSEC Framework and specific standards within the Yamana Management System (YMS), each operation effectively maps its HSEC risks, and areas for improvement to develop an approach to:
•planning and risk assessment;
•standard operating procedures;
•identifying legal and contractual requirements;
•industry best practices;
•company objectives; and

•	the link between outcomes and action plans for key performance metrics, development plans and internal auditing systems.

Operating sites are audited against the policies, standards and procedures in the YMS.
High level risks, including risks associated with tailings dam facilities, waste rock dumps, heap leach piles or cyanide usage, among others, have enhanced, specific management measures for mitigating potential failures, spills or slides. These include permanent monitoring of each structure, and tools to help monitor specific risks. The Company also prepares monthly reports on the tailings dams, which are reviewed annually by third party consultants. See “- Risks of the Business”.
Canadian Malartic Mine, a jointly-owned operation with Agnico Eagle, operates under Agnico Eagle’s HSEC management systems. These systems are based on international best practices and are consistent with the YMS.
2. Integration
Yamana’s HSEC process involves every operation, starting with risk assessment through to implementation and monitoring. Making operational management responsible for integrating HSEC and aligning HSEC performance with compensation improves strategic planning and implementation, ensuring that the outcome is owned by the entire site instead of a specific department.
3. External reporting and assessment
Yamana reports on HSEC performance annually in its Material Issues Report as well as reports under the most current guidelines produced by the Global Reporting Initiative.
Audit reports for Yamana’s cyanide management can be found on the International Cyanide Management Code website, and Yamana’s energy and emissions performance is reported to the Carbon Disclosure Project.
Yamana also maintains certifications with several external agencies, including:

•	International Cyanide Management Code;

•	ISO 14001 Environmental Management Systems;

•	OHSAS 18001 Occupational Health and Safety Management Systems; and

•	World Gold Council’s Conflict-Free Gold Standard.
Performance
Yamana regularly reports on its performance in eight material areas:

•	governance;

•	health and safety;

•	community relations and social license;

•	business ethics and human rights;

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•	climate change;

•	tailings and waste management;

•	water management; and

•	mine closure.

The Company has had no significant spills, releases or environmental incidents since 2016.
Health and Safety
Yamana continued its dedication to the health and safety of its employees in 2018. Unfortunately, the Company experienced a double fatality at the Gualcamayo Mine, where a light vehicle carrying two maintenance contractors reversed off an elevated exploration drill platform that was under construction and fell into a ravine below. A substantial internal investigation was conducted and a number of key lessons learned from the event were incorporated at all of the Company’s sites that are exposed to similar hazards and risks. The Company’s commitment to health and safety is reflected in a decrease in the frequency rate of lost time incidents (LTIs), from 0.22 to 0.14, as well as a decrease in the total recordable incident rate (TRIR) from 0.75 to 0.60 (all data excludes Canadian Malartic). Additionally, the El Peñón Mine completed the year without the occurrence of a lost time injury, marking 15 consecutive months without a LTI for the site, as well as completing 3 consecutive months without any injuries.
Yamana’s safety performance reflects the efforts it has made toward reaching its goal of zero serious injuries. The Company recognizes, however, that there is still significant work to be done, and has continuous learning and improvement initiatives across the organization aimed at identifying ways to make step changes in safety performance.
Yamana’s health and safety team had the following priorities in 2018 (which continue into 2019):

•	increase measurement and reporting of preventative or ‘leading’ indicators;

•	increase focus on high potential incidents and sharing learnings across sites and to upper management;

•	ensure fatal risk protocols are best-in-class and verified in the field; and

•	increase capacity on emergency preparedness.

Social License and Human Rights
As in previous years, Yamana had no significant community conflicts or incidents in 2018.
Yamana’s social performance is guided by the HSEC framework as well as a specific set of community relations standards contained in the YMS. Underpinning these standards are a number of social policies, including Yamana’s Human Rights Policy, which is on the Company website. Yamana is committed to acting in accordance with Voluntary Principles on Security and Human Rights and requires the same adherence from its service providers. The Company ensures that all security personnel have received human rights specific training. The HSEC Framework also provides best practices guidelines for stakeholder engagement, impact and benefit management.

Each operation has a community relations team that regularly engages with the local communities through formal and informal engagement mechanisms. Activities in 2018 included:

•	71 Open Doors Visits with over 1,682 participants;

•	67 projects funded through the Company’s partnership seminars program with over 41,628 beneficiaries;

•	75 initiatives in the Company’s Integrar program with over 20,234 participants; and

•	49,423 beneficiaries reached in the Company’s Integrar day events.

Yamana makes substantial commitments to local community development every year. In 2018, the Company:

•
contributed $6.2 million to communities where it operates through direct community investment, donations and sponsorships. Yamana typically focuses on sustainable income generation, education, health and culture

•	maintained a regional employment rate of 70% and 50% from local communities

•	maintained a host-country procurement rate of 94%.

Climate Change
Yamana’s operations are balancing improved energy use and emissions, while also adapting to and mitigating the impacts related to climate change.
Yamana has a three-fold approach to climate change:

1.	Adaptation - the Company monitors existing climate changes and extreme weather events that could affect its operations and

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modifies its facilities as necessary. It regularly examines each operation to make sure that they are prepared to withstand extreme weather events.

2.
Mitigation - each operation is responsible for developing its own energy reduction strategy and setting its own targets. The Company also has energy efficiency programs that focus on decreasing fossil fuel use and reducing its carbon footprint wherever possible.

3.
Preparedness - each operation has developed an emergency preparedness and response plan for extreme weather events and other foreseeable crises and emergencies. These plans, which are periodically updated and tested, ensures that if extreme events occur, site personnel and local communities understand their roles and responsibilities and are trained accordingly.

Yamana’s priority in 2018 was to conduct a climate change, water, and biodiversity risk assessment at each of the Company’s sites. This assessments were completed throughout the third and fourth quarters of 2018, and included:

•	Performing a preliminary screening exercise for each site to identify key priority risks;

•	Conducting field visits and workshops at each site to review key risks, opportunities, and action plans; and

•	Consolidating results from all sites to determine common themes, cross cutting issues, and to develop corporate action plans.

Tailings and waste management
Yamana maintains a unique, best-practice tailings management and reporting system that allows the operations and the corporate office to maintain regular vigilance over the management of each operation’s tailings-related risks.
The Company has always prioritized the management of tailings, and diligently adheres to SYGBAR, its six-point tailings management system that focuses on:

•	standards for design and construction, and use of design reviews

•	constant tailings management facility (“TMF”) monitoring and site-specific key performance indicators development and performance management

•	periodic safety inspections

•	risk assessment

•	training and continuous improvement

•	emergency response plans with dam failure analysis.

A dedicated senior corporate manager is responsible for overseeing this system and providing support to the operations to make sure they are in compliance.
Yamana has completed independent third-party reviews of its TMF facilities that were part of its robust internal management system. A renowned global expert in the field did the reviews in 2016 and followed up in 2017 and 2018 by examining the design, construction and operation of the tailings facilities, as well as Yamana’s policies, procedures and management systems. The reviewer concluded there were no significant weaknesses or discrepancies from international best practices. The reviewer also identified opportunities for improvement, and action plans have since been put in place for implementing the improvements. It is also important to note that, excluding the Canadian Malartic Mine in which the Company holds a 50% indirect interest, all of Yamana’s tailings facilities are using a downstream or centerline construction method which is considered safer and more stable than the upstream method. Dam break assessments are conducted on all active, operating dams and are updated after each raise.
Sound environmental management also includes the responsible management of general waste, both hazardous and non-hazardous. Waste is minimized and segregated to enhance recyclability, reuse and proper disposal. If a material is considered hazardous under local legislation, it is disposed of according to specific practices.
Water management
Yamana management plans are in place at all of our operations as each site works towards reducing its consumption of fresh water and maximizing the reuse and recycling of mine water in order to minimize effluent discharges to the environment. No Yamana operations had process water discharges in 2018.
Water management continues to be one of the single most important areas of focus at Yamana’s sites, because of the water-intensive nature of processing ore, the scarcity of water in some areas, the wide array of climatic environments where the Company operates and the importance of water for communities and other stakeholders. Non-compliance can present a risk to a site’s license to operate, with human and aquatic health issues remaining the most significant concern.
There have been no significant spills at the Company’s operations since 2016 and all operations remain compliant with

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the International Cyanide Management Code. None of Yamana’s operations had process water discharges to the environment in 2017.
Yamana’s water focus has two components:
1. Monitoring - each operation has monitoring programs to confirm that mining activities do not significantly impact water supplies and to ensure there are no significant impacts on downstream users. In South America, some of these monitoring programs include community participation.
2. Management - each operation also maintains its own unique water management strategy that:

•	reflects its location-specific challenges

•	reduces freshwater consumption while recycling as much water as possible.

Most of the fresh water comes from within the mine site or precipitation, with a small amount from groundwater wells, rivers, lakes or streams. As noted above, an assessment of water risks for each site was conducted in 2018, which focussed on identifying key risks, opportunities, and action plans for managing water at the Company’s operations.
Mine closure
Mine closure is closely managed by the operations with corporate oversight. Each operation has a comprehensive mine closure plan and a corresponding Asset Retirement Obligation that is updated annually. Yamana’s total liabilities for reclamation and closure cost obligations as at December 31, 2018 were $250.3 million.
Other Disclosure Relating to Ontario Securities Commission Requirements for Companies Operating in Emerging Markets
Due to the risks inherent in mineral production and the desire to organize and structure its affairs in a tax efficient manner, the Company holds each of its material properties in a separate corporate entity (through local subsidiary companies in foreign jurisdictions and other holding companies in various jurisdictions).
The risks of the corporate structure of the Company and its subsidiaries are risks that are typical and inherent for companies who have material assets and property interests held indirectly through foreign subsidiaries and located in foreign jurisdictions. The Company’s business and operations in emerging markets are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction such as difference in laws, business cultures and practices, banking systems and internal control over financial reporting. See below under “- Risks of the Business”.
The Company has implemented a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply at all levels of the Company and its wholly-owned subsidiaries. These systems are overseen by the Company’s board of directors, and implemented by the Company’s senior management. The relevant features of these systems are set out below.
Control over Foreign Subsidiaries
The Company controls its foreign subsidiaries by virtue of corporate oversight and by its ownership of 100% of the shares issued by such entities (exclusive of non-material subsidiaries). The Company’s management has the (i) power to appoint and dismiss, at any time, any and all of the foreign subsidiaries’ officers and directors, (ii) power to instruct the foreign subsidiaries’ officers to pursue business activities in accordance with the Company’s wishes, and (iii) legal right, as a shareholder, to require the officers of each such foreign subsidiaries to comply with their fiduciary obligations. The Company can also enforce its rights by way of various shareholder remedies available to it under local laws. As a result, the management of the Company can effectively align its business objectives with those of the foreign subsidiaries and implement such objectives at the subsidiary level.
Board and Management Expertise
A majority of the Company’s directors have been directors for a period in excess of five years. Likewise, a majority of the Company’s senior officers have at least five years of experience in senior leadership positions with the Company. As a result of their tenure, these officers and directors have gained extensive experience conducting business in the emerging jurisdictions. See “Directors and Officers” for further information on the senior officers’ and directors’ experience.
In addition, the board of directors, through its corporate governance practices, regularly receives management and technical updates and progress reports in connection with the foreign subsidiaries, and in so doing, maintains effective oversight of their business and operations. Further, the Company’s directors and senior officers visit the Company’s operations in foreign

EXHIBIT 99.1

jurisdictions on a regular basis in order to ensure effective control and management of the Company’s foreign operations. During these visits they come into contact with local employees, government officials and business persons; such interactions enhance the visiting directors’ and officers’ knowledge of local culture and business practices. Generally, the Company’s directors visit at least one of the Company’s operations in each calendar year, on a rotating basis. Certain senior and non-senior officers visit the Company’s operations quarterly, or more frequently if circumstances require, on a rotating basis.
Internal Control Over Financial Reporting and Funds
The Company maintains internal control over financial reporting with respect to its operations in emerging jurisdictions by taking various measures. Several of the Company’s Vice Presidents have the relevant language proficiency (Spanish and Brazilian Portuguese), local cultural understanding and relevant work experience in each of the Company’s operating jurisdictions which facilitates better understanding and oversight of the Company’s operations in the foreign jurisdictions in the context of internal controls over financial reporting.
Pursuant to the requirements of NI 52-109, the Company assesses the design of its internal controls over financial reporting on an annual basis. Furthermore, key controls for the accounts in scope are tested across the Company on an annual basis and the audit files of these tests performed at all the locations are reviewed at the head office level. Please refer to the Company’s annual audited consolidated financial statements for the year ended December 31, 2018, as filed under the Company’s profile on SEDAR and on the Company’s website.
Differences in banking systems and controls between Canada and the emerging jurisdictions are addressed by having stringent controls over cash in all locations; especially over access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations in the applicable jurisdiction on at least a monthly basis and the segregation of duties.
The difference in cultures and practices between Canada and the emerging jurisdictions is addressed by employing competent staff in Canada and the emerging jurisdictions who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in the applicable emerging jurisdiction and in dealing with the respective government authorities; and have experience and knowledge of the local banking systems and treasury requirements.
The foreign subsidiaries also have established practices, protocols and routines in place for the distribution of its excess cash to its foreign owners. Furthermore, the opening and closing of bank accounts in the name of a foreign subsidiary is controlled, overseen and approved by the Company’s Senior Vice President, Finance and Chief Financial Officer and the Treasurer.
The Company ensures the flow of funds between Canada and each emerging jurisdiction functions as intended by:

•	appointing common officers of the Company and the foreign subsidiary;

•	involving the Company’s Chief Financial Officer, located in Toronto, in hiring key finance personnel in each of the emerging jurisdictions; and

•	closely monitoring the finance departments in each of the emerging jurisdictions, and by regular personal visits by the Chief Financial Officer and other key executives to the emerging jurisdictions.

Communication
The Company maintains open communication with each of its foreign operations through many senior and non-senior officers who are fluent in either Brazilian Portuguese or Spanish, as applicable. In addition, all management team members in local jurisdictions are fluent in the jurisdiction’s primary language and are proficient in English. The primary language used in management and board meetings is English and material documents relating to the Company that are provided to the board of directors are in English. Although the Company does not currently have a formal communication plan, it has implemented several communications policies, including a disclosure policy and crisis communications protocols. To date, the Company has not experienced any communication-related issues.
Records
All of the minute books and corporate records and documents of the foreign subsidiaries are filed at the relevant entity’s headquarters, and with the relevant governmental or regulatory body in each applicable jurisdiction in which the applicable entity’s headquarters are located. The custodians of such documents report directly to the Company’s head office and senior management team to ensure continued oversight.
Risks of the Business
The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition,

EXHIBIT 99.1

financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks and uncertainties described below are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company’s business operations. If any of the adverse consequences described in those risks actually occurs, the Company’s business, results of operations, cash flows and financial position would suffer. See “Cautionary Note Regarding Forward-Looking Statements.”
Gold, Copper and Silver Prices
The Company’s profitability and long-term viability depend, in large part, upon the market prices of metals that may be produced from its properties, primarily gold, copper and silver. Market price fluctuations of these commodities could adversely affect profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including:

•	global and regional supply and demand for industrial products containing metals generally;

•	changes in global or regional investment or consumption patterns;

•	increased production due to new mine developments and improved mining and production methods;

•	decreased production due to mine closures;

•	interest rates and interest rate expectation;

•	expectations with respect to the rate of inflation or deflation;

•	fluctuations in the value of the United States dollar and other currencies;

•	availability and costs of metal substitutes;

•	global or regional political or economic conditions; and

•	sales by central banks, holders, speculators and other producers of metals in response to any of the above factors.

There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company’s existing mines and projects as well as its ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s results of operations, cash flows and financial position. A decline in metal prices may require the Company to write-down Mineral Reserve and Mineral Resource estimates by removing ores from Mineral Reserves that would not be economically processed at lower metal prices and revise life-of-mine (“LOM”) plans, which could result in material write-downs of investments in mining properties. Any of these factors could result in a material adverse effect on the Company’s results of operations, cash flows and financial position. Further, if revenue from metal sales declines, the Company may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.
In addition to adversely affecting Mineral Reserve and Mineral Resource estimates and the Company’s results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations, cash flows and financial position. In addition, lower metal prices may require the Company to reduce funds available for exploration with the result that the depleted reserves may not be replaced.
Exploration, Development and Operating Risks
Mining operations are inherently dangerous and generally involve a high degree of risk. Yamana’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, damage to property and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects.
The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and

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establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Yamana will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Yamana not receiving an adequate return on invested capital.
There is no certainty that the expenditures made by Yamana towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.
Health, Safety and Environmental Risks and Hazards
Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, potentially result in fines, penalties or other prosecutions, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer.
All phases of the Company’s operations are subject to environmental and safety regulations in the various jurisdictions in which it operates. These regulations mandate, among other things, worker safety, water quality, water management, land reclamation, waste disposal (including the generation, transportation, storage and disposal of hazardous waste), mine development and protection of endangered and other special status species. Failure to comply with applicable health, safety and environmental laws and regulations could result in injunctions, fines, suspension or cancellation of permits and approvals and could include other penalties including negligence claims or criminal prosecution. Health, safety and environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental and health and safety permits. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations.
Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.
The Company may also be held financially responsible for remediation of contamination at current or former sites, or at third party sites. The Company could also be held responsible for exposure to hazardous substances. The costs associated with such instances and liabilities could be significant.
In certain jurisdictions where Yamana operates, the Company may be required to submit, for government approval, a reclamation plan for each of its mining/project sites. The reclamation plan establishes the Company’s obligation to reclaim property after certain mining or exploration activities have been carried out by the Company. In some jurisdictions, bonds or other forms of financial assurances are required as security to ensure performance of the required reclamation activities. The Company may incur significant reclamation costs which may materially exceed the provisions the Company has made for such reclamation. In addition, the potential for additional regulatory requirements relating to reclamation or additional reclamation activities may have a material adverse effect on the Company’s financial condition, liquidity or results of operations. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost may be expensed, which may materially reduce net income in that period.
The extraction process for gold and metals can produce tailings, which are the sand like materials which remain from the extraction process. Tailings are stored in engineered facilities which are designed, constructed, operated and closed in conformance with local requirements and best practices. Should a breach of these facilities occur due to extreme weather, seismic event, or other incident, the Company could suffer a material financial impact on its operations and financial condition, including

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the potential for criminal and financial liability.
Production at certain of the Company’s mines involves the use of cyanide which is a toxic material if not handled properly. Should cyanide leak or otherwise be discharged from the containment system, the Company could suffer a material impact on its business, financial condition and results of operations. The Company became a signatory to the International Cyanide Management Code in September 2008 to ensure the safe transport and use of cyanide in the production of gold. Conformance with this code is verified by independent audits, and the Company’s operations are in full compliance with this code.
The Company actively engages with local communities to provide timely information about the operations and participates in a variety of activities to contribute to the wellbeing of local communities. Health, safety, environmental or other incidents, real or perceived, could cause community unrest that manifest into protests, road blockages, or other civil disobedience activities that could materially disrupt the Company’s operations.
The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted or existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations. See “- Risks of the Business - Foreign Operations and Political Risk”.
Among the other environmental risks that Yamana has identified across all of its operations are general water management (which includes cyanide management), tailings management, closure and a range of climate-change related risks. For more details regarding Yamana’s management approach to each of these areas see “- Communities, Environmental Protection and Policies”.
Nature and Climatic Condition Risk
The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as seismic activity, severe weather and considerable rainfall, which may lead to periodic floods, mudslides and wall instability, which could potentially result in slippage of material or a tailings damn failure.
    Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts including financial liability, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s results of operations and financial position.
Counterparty, Credit, Liquidity and Interest Rate Risks and Access to Financing
The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services (including hedging arrangements); (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; and (vi) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. Under the terms of the Company’s trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit. The Company is exposed to interest rate risk on its variable rate debt and enters into interest rate swap agreements to hedge this risk. These factors may impact the ability of the Company to obtain loans and other credit facilities and refinance existing facilities in the future and, if obtained, on terms favourable to the Company. Such failures to obtain loans and other credit facilities could require the Company to take measures to conserve cash and could adversely affect its access to the liquidity needed for the business in the longer term.

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The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed, or if available, the terms of such financing might not be favorable to the Company. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.
Construction and Start-up of New Mines
The success of construction projects and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.
Some of the Company’s projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from the Company’s estimates.
Commercial viability of a new mine or development project is predicated on many factors. Mineral Reserves and Mineral Resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.
Uncertainty in the Estimation of Mineral Reserves and Mineral Resources
To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified Mineral Reserves, convert Mineral Resources into Mineral Reserves, increase its Mineral Resource base by adding new Mineral Resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new Mineral Resources.
No assurance can be given that the anticipated tonnages and grades in respect of Mineral Reserves and Mineral Resources contained in this annual information form will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves will be mined or processed profitably. Actual Mineral Reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its Mineral Reserve estimates from time to time or may render the Company’s Mineral Reserves uneconomic to exploit. Mineral Reserve data is not indicative of future results of operations. If the Company’s actual Mineral Reserves and Mineral Resources are less than current estimates or if the Company fails to develop its Mineral Resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of Mineral Reserves and Mineral Resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of Inferred Mineral Resource is often the least reliable Mineral Resource category and is subject to the most variability. The Company regularly evaluates its Mineral Resources

EXHIBIT 99.1

and it often determines the merits of increasing the reliability of its overall Mineral Resources.
Replacement of Depleted Mineral Reserves
Given that mines have limited lives based on Proven Mineral Reserves and Probable Mineral Reserves, the Company must continually replace and expand its Mineral Reserves at its mines. The life-of-mine estimates included in this annual information form may not prove to be correct. The Company’s ability to maintain or increase its annual production will be dependent in part on its ability to bring new mines into production and to expand Mineral Reserves at existing mines.
Uncertainty Relating to Mineral Resources
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven Mineral Reserves and Probable Mineral Reserves as a result of continued exploration.
Uncertainty Relating to Future Production Estimates
The Company prepares estimates and projections of future production. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine plans and other assumptions which change from time to time, including the availability, accessibility, sufficiency and quality of ore, the Company’s costs of production, the Company’s ability to sustain and increase production levels, the sufficiency of the Company’s infrastructure, the performance of the Company’s workforce and equipment, the Company’s ability to maintain and obtain mining interests and permits and the Company’s compliance with existing and future laws and regulations. The Company’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labour shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.
Commodity Prices
The profitability of the Company’s operations will be dependent upon the cost and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, including, but not limited to, diesel, fuel, natural gas, electricity, steel, concrete and cyanide. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company. Further, as many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available.
Joint Ventures
Yamana holds an indirect 12.5% interest in the Alumbrera Mine, the other 50% and 37.5% interests being held by Glencore and Goldcorp Inc., respectively. The Company accounts for this investment under the equity method of accounting. The Company’s interest in the Alumbrera Mine as well as any potential integration project are subject to the risks normally associated with the conduct of joint ventures. These risks may include, but are not limited to: disagreement with joint venture partners on how to develop and operate mines efficiently; inability of joint venture partners to meet their obligations to the joint venture or third parties; or litigation arising between joint venture partners regarding joint venture matters. The existence or occurrence of one or more of the following circumstances and events, for example, could have a material adverse impact on Company’s profitability, future cash flows, earnings, results of operations and financial condition.
Partnership with Agnico Eagle
The Company has formed a 50/50 partnership with Agnico Eagle in connection with the acquisition of the Canadian Malartic Mine (the “Canadian Malartic GP”). There are a variety of general risks associated with the Canadian Malartic GP, particularly because Yamana is not the sole operator. These risks include, but are not limited to:

•	disagreement with Agnico Eagle about how to develop, operate or finance a project;

•	that Agnico Eagle may at any time have economic or business interests or goals that are, or become, inconsistent with the Company’s business interests or goals;

•	that Agnico Eagle may not comply with the Canadian Malartic GP’s partnership agreement;

•	the possibility that Agnico Eagle may become bankrupt;

EXHIBIT 99.1

•	that Agnico Eagle may be in a position to take action contrary to the Company’s instructions, requests, policies, objectives or interests;

•	possible litigation with Agnico Eagle about Canadian Malartic GP matters; and

•	the possibility that the Company may not be able to sell its interest in the Canadian Malartic GP if the Company desires to exit the Canadian Malartic GP.

These risks could result in legal liability or affect the Company’s ability to develop or operate the Canadian Malartic GP’s projects, either of which could have a material adverse effect on the Company’s future growth, results of operations, cash flows and financial position.
Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.
Permitting
The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the Company’s existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property. Any of these factors could have a material adverse effect on the Company’s results of operations and financial position.
Insurance and Uninsured Risks
Yamana’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures or unavailability of materials and equipment, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.
Yamana’s insurance will not cover all the potential risks associated with the Company’s operations. Even if available, Yamana may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production (such as underground coverage) is not generally available to Yamana or to other companies in the mining industry on acceptable terms. Yamana might also become subject to liability for pollution or other hazards that may not be insured against or that Yamana may elect not to insure against because of premium costs or other reasons. Losses from these events could cause Yamana to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. The Company may suffer a material adverse effect on its business, results of operations, cash flows and financial position if it incurs a material loss related to any significant event that is not covered, or adequately covered, by its insurance policies.
Foreign Operations and Political Risk
The Company holds mining and exploration properties in Canada, Brazil, Argentina and Chile, exposing it to the socioeconomic conditions as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.

EXHIBIT 99.1

Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. In addition, changes in government laws and regulations, including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country, could adversely affect the Company’s exploration, development and production initiatives in these countries.
On September 4, 2018, the Argentinian Executive Branch issued Executive Order No. 793/2018 establishing an export tax of 12% over all goods exported from Argentina, effective from September 4, 2018, to December 31, 2020. The tax is capped at AR$ 4 per U.S. dollar for bullions and unrefined gold, and at AR$ 3 per U.S. dollar for unrefined silver and zinc, copper and precious metal ores and their concentrates. This action was part of a larger plan that included other austerity measures and invoking an International Monetary Fund assistance loan. The Argentine Constitution prohibits the Executive Branch from creating taxes, and establishes that it can only exercise the legislative authority expressly delegated by the Federal Congress. The basis for such delegation must be narrowly defined, including the minimum and maximum tax rates. The Company was advised that the aforementioned export tax exceeds the limits set forth by the Argentine Constitution for the exercise of legislative authority by the Executive Branch, and that it is, therefore, unconstitutional. To date, the Executive Branch has not indicated when and if legislation will be proposed to the Federal Congress for approval. The Company’s indirect subsidiary Estelar Resources Limited S.A. (“Estelar Resources”) challenged the constitutionality of Executive Order No. 793/2018 by filing an action for the protection of constitutional rights pursuant to Article 43 of the Argentine Constitution, and an application for an injunction in order for the Argentine government to refrain from collecting this tax. In addition, Cerro Moro, owned by Estelar Resources, is entitled to tax stability pursuant to Argentina’s Mining Investments Law No. 24,196. Such tax stability entitles Estelar Resources to recover taxes in excess of their overall tax burden at the time of the filing of the feasibility study in 2012 for Cerro Moro. On November 26, 2018 (first instance) and January 31, 2019 (second instance), Estelar Resources won its injunction against the collection of tax. On December 12, 2018, the Argentina government legally passed into law the establishment of the export tax. Therefore, Estelar Resources is entitled to recover any export tax paid up to December 12, 2018.
On December 29, 2017, the Argentinean government enacted a tax reform package. The new law includes a reduction in the corporate tax rate from 35% to 30% over the next two years and to 25% thereafter. To offset this reduction, a proposed new dividend withholding tax at a rate of 7% for the first two years and a 13% rate going forward was introduced. The dividend withholding tax can be reduced under a bilateral treaty. In addition, the Argentinean government implemented a new federal Mining Accord that establishes guidelines applicable to new mining projects in respect of taxation and royalties, and other areas of mining operations including environmental matters and mine closure plans.
On December 18, 2017, the Brazilian government enacted changes to the royalty tax rates for mining companies. The law includes an increase in the royalty tax rate from 1% to 1.5% for gold, with no change to the rate for copper. In addition, the rate will apply to gross revenue without deductions. The change in royalty rates is not expected to have a material effect on net earnings and cash flows from the Company’s operations in Brazil.
In November 2016, the Quebec government enacted changes to the income tax rate as proposed in the 2016 provincial budget. Beginning with the year ended December 31, 2017, the provincial rate is decreasing by 0.1% over the next four years with the current rate deceasing from 11.9% to 11.5% in 2020.
The Company continues to monitor developments and policies in all the jurisdictions in which it operates and the potential impact such developments and policies may have on its operations; however they cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.
Compliance with Anti-Corruption Laws
Yamana is subject to various anti-corruption and anti-bribery laws and regulations including but not limited to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, the Extractive Sector Transparency Measure Act (“ESTMA”), as well as similar laws in the countries in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. ESTMA, which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of

EXHIBIT 99.1

oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments.
In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such anti-corruption and anti-bribery laws, resulting in greater scrutiny and punishment of companies found in violation of such laws. Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition and results of operations, as well as have an adverse effect on the market price of the Company’s common shares. The Company has instituted policies designed to facilitate compliance with such requirements that apply to all employees, consultants, contractors and other agents, including a code of business conduct and ethics and a whistleblower policy, as anti-bribery and anti-corruption policy, as well as mandatory training. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring Yamana’s compliance, and the compliance of its employees, consultants, contractors and other agents, with all applicable anti-corruption and anti-bribery laws.
Increase in Production Costs
Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or Mineral Reserve estimates. Many of these factors may be beyond the Company’s control.
The Company relies on third party suppliers for a number of raw input materials. Any material increase in the cost of raw materials, or the inability by the Company to source third party suppliers for the supply of its raw materials, could have a material adverse effect on the Company’s results of operations or financial condition.
The Company prepares estimates of future cash costs and capital costs for its operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company’s future results of operations or financial condition.
Land Title
The acquisition and maintenance of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure mine tenure may be severely constrained. There is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. If these challenges are successful, this could have an adverse effect on the development of the Company’s properties as well as its results of operations, cash flows and financial position. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.
Termination of Mining Concessions
The Company’s mining concessions may be terminated in certain circumstances. Under the laws of the jurisdictions where the Company’s operations, development projects and prospects are located, Mineral Resources belong to the state and governmental concessions are required to explore for, and exploit, Mineral Reserves. The Company holds mining, exploration and other related concessions in each of the jurisdictions where it is operating and where it is carrying on development projects and prospects. The concessions held by the Company in respect of its operations, development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Company (or a corresponding penalty is not paid), if certain fees are not paid or if environmental and safety standards are not met. Termination of any one or more of the Company’s mining, exploration or other concessions could have a material adverse effect on the Company’s financial condition or results of operations.
Competition
The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate

EXHIBIT 99.1

such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.
Indebtedness
The Company’s ability to make scheduled payments on or refinance its debt obligations (if necessary) depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control, including the market prices of gold, silver and copper. The Company may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants.
If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, or there is a contravention of its debt covenants, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations.
In addition, the Company conducts a substantial portion of its operations through its subsidiaries, certain of which in the future may not be guarantors of its indebtedness. Accordingly, repayment of its indebtedness is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to the Company, by dividend, debt repayment or otherwise. Unless they are guarantors of the Company’s indebtedness, its subsidiaries do not have any obligation to pay amounts due on its indebtedness or to make funds available for that purpose. The Company’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable the Company to make payments in respect of its indebtedness.
Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit the Company’s ability to obtain cash from the Company’s subsidiaries. While the Indenture governing the Initial Notes and New Notes limits the ability of the Company’s subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to the Company, these limitations are subject to qualifications and exceptions. In the event that the Company does not receive distributions from its subsidiaries, it may be unable to make required principal and interest payments on its indebtedness.
The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its financial position and results of operations and its ability to satisfy its obligations.
Additional Capital
The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction or expansion of mining facilities and commencement or expansion of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed could have a material adverse effect on the Company’s business, financial condition and results of operations.
Currency Fluctuations
Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian reais, Argentine pesos, Chilean pesos, Canadian dollars and, to a lesser extent, the Euro. The appreciation of foreign currencies, particularly the Brazilian real and the Chilean peso, against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company has hedged only a portion of its Brazilian real risks, and none of the other currencies in which it functions, and is therefore exposed to currency fluctuation risks. See “General Development of the Business - History - Hedge Programs”.

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Additionally, the Mega Precious assets and the Canadian Malartic Mine are located in Canada and the costs associated with such assets are primarily denominated in Canadian dollars. However, revenue generated from the sale of gold and silver from such assets is in United States dollars and some of the costs associated with such assets are denominated in currencies other than the Canadian dollar. Any appreciation of the Canadian dollar vis-à-vis these currencies could have a material adverse effect on the Company’s business, financial condition and results of operations.
Write‑downs and Impairments
Mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development and construction of mining properties and related property, plant and equipment and the value assigned to exploration potential on acquisition. The costs associated with mining properties are separately allocated to exploration potential, Mineral Reserves and Mineral Resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.
The Company reviews and evaluates its mining interests and any associated or allocated goodwill for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the recoverable value of the asset is less than the carrying amount of the asset. An impairment loss is measured and recorded to the net recoverable value of the asset. The recoverable value of the asset is the higher of: (i) value in use (being the net present value of total expected future cash flows); and (ii) fair value less costs to sell.
The Company also assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods for all assets other than goodwill. An impairment loss recognized for goodwill is not reversed in a subsequent period.
Fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the asset in an arm’s length transaction. This is often estimated using discounted cash flow techniques. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of International Accounting Standard 36 in a discounted cash flow model. Where a recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. Where third-party pricing services are used, the valuation techniques and assumptions used by the pricing services are reviewed by the Company to ensure compliance with the accounting policies and internal control over financial reporting of the Company. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.
The assumptions used in the valuation of work-in process inventories by the Company include estimates of metal contained in the ore stacked on leach pads, assumptions of the amount of metal stacked that is expected to be recovered from the leach pads, estimates of metal contained in ore stock piles, assumptions of the amount of metal that will be crushed for concentrate, estimates of metal-in-circuit, estimated costs of completion to final product to be incurred and an assumption of the gold, silver and copper price expected to be realized when the gold, silver and copper is recovered. The recoverable values of assets are highly dependent on several factors including metal prices and the prevailing cost environment, and the recoverable values of some properties are more sensitive to metal prices than others. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories to net realizable value, which would reduce the Company’s earnings and working capital. Net realizable value is determined as the difference between costs to complete production into a saleable form and the estimated future precious metal prices based on prevailing and long-term metal prices. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the lower of the new net realizable value or the original cost.
Although management makes its best estimates, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s mineral projects could adversely affect its results of operations.

EXHIBIT 99.1

Shareholder Activism
In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders won’t publicly advocate for the Company to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Company reputation and divert the attention and resources of the Company management and the Company’s board of directors, which could have an adverse effect on the Company’s business and results of operations. Even if the Company does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of Yamana to implement such changes. If shareholder activists seeking to increase short-term shareholder value are elected to the Company’s board of directors, this could adversely effect Yamana’s business and future operations. Additionally, shareholder activism could create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely effect the Company’s business, future operations, profitability and ability to attract and retain qualified personnel.
Litigation Risks
All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation and may become involved in legal disputes in the future. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding may have a material adverse effect on the Company’s financial position or results of operations. See “Legal Proceedings and Regulatory Actions” for further details on ongoing legal proceedings.
Investment Risk
Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company’s control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.
Available for sale financial assets are reviewed quarterly for possible significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities, as well as the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. When a decline in the fair value of an available-for-sale investment has been recognized in Other Comprehensive Income (“OCI”) and there is objective evidence that the asset is impaired after management’s review, any cumulative losses that had been recognized in OCI are reclassified to net income in that period as an impairment loss. The reclassification is calculated as the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized, if applicable. Impairment losses recognized in net income for an investment are subject to reversal, except for an equity instrument classified as available-for-sale.
Use of Derivatives
From time to time the Company may use certain derivative products as hedging instruments and to manage the risks associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk - the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into transactions; (ii) market liquidity risk - risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk - the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.
Acquisitions and Integration
From time to time the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and

EXHIBIT 99.1

operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.
Amendments to Mining Laws and Regulations
The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.
Community Relations
The Company’s relationships with the communities in which it operates and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. The evolving expectations related to human rights, indigenous rights, and environmental protection may result in opposition to the Company’s current and future operations or further development or new development of the Company’s projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities, and may have a negative impact on the Company’s reputation and operations.
Opposition by any of the aforementioned groups to the Company’s operations may require modification of, or preclude the operation or development of, the Company’s projects and mines or may require the Company to enter into agreements with such groups or local governments with respect to the Company’s projects and mines, in some cases, causing increased cost and considerable delays to the advancement of the Company’s projects. Further, publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which Yamana operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.
The Canadian Malartic Mine, in which the Company holds a 50% interest, is located adjacent to the community of Malartic. The Canadian Malartic GP continues to work with the Quebec Ministry of Transport and the town of Malartic on the deviation of Quebec provincial highway No. 117 to gain access to the higher grade Barnat and Jeffrey deposits. The final layout and an environmental impact assessment were completed at the end of January 2015. The Quebec Bureau d’audiences publiques sur l’environnement (“BAPE”) issued its report on the Canadian Malartic pit extension on October 5, 2016. The BAPE report concluded that the project is acceptable and provided several recommendations intended to enhance social acceptability. The Québec government issued the decrees authorizing both the pit extension and deviation of highway 117 on April 12, 2017. The decree authorizing the pit extension is subject to an application for judicial review (see “- Material Producing Mines - Canadian Malartic Mine”).
In addition, on August 2, 2016, the Canadian Malartic GP, the operator of the Canadian Malartic mine, was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. See “Legal Proceedings and Regulatory Actions”. Since the spring of 2015, the Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the lawsuit. Implementation of the Good Neighbour Guide, which includes a compensation program and an acquisition program, began on September 1, 2016.

EXHIBIT 99.1

Under the compensation program, over 90% of the residents of Malartic have agreed to settle their claims for the compensation offered by the Canadian Malartic GP. Compensation offered to eligible northern residents in 2017 was paid in the first quarter of 2018. Compensation to the eligible southern residents, who are also members of the above noted class action, was paid in the third and fourth quarters of 2018, following a final judgment that allowed these residents to individually settle with the Canadian Malartic GP until the end of the class action opt-out period. Compensation offered to both eligible northern and southern residents in 2018 will be paid in the first quarter of 2019, as the class action opt-out period will not be completed by then. To date, 42 residences have been acquired in the southern sector of Malartic under the acquisition program of the Good Neighbour Guide, and so far, 16 of them were sold under the Canadian Malartic GP’s Resale Program that was implemented in April 2018.
In line with the Canadian Malartic GP’s efforts to establish a cooperative relationship with First Nation groups, discussions are underway with four First Nations groups concerning a potential memorandum of understanding that is expected to also include a financial component.
The Company’s other projects, including exploration projects, may also be impacted by relations with various community stakeholders, and the Company’s ability to develop related mining assets may still be affected by unforeseen outcomes from such community relations.
Labour and Employment Matters
Production at the Company’s mining operations is dependent upon the efforts of its employees and the Company’s operations would be adversely affected if it fails to maintain satisfactory labour relations. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. For example, during the first quarter of 2017, there was a temporary suspension of operations associated with the strike of one of the Company’s unions, before collective bargaining negotiations were resumed and concluded. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.
Foreign Subsidiaries
The Company is a holding company that conducts operations through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.
Reliance on Local Advisors and Consultants in Foreign Jurisdictions
The Company holds mining and exploration properties in Brazil, Argentina, and Chile, in addition to Canada. The legal and regulatory requirements in these countries with respect to conducting mineral exploration and mining activities, banking system and controls, as well as local business culture and practices are different from those in Canada and the United States. The officers and directors of the Company must rely, to a great extent, on the Company’s local legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Company’s board of directors who have previous experience working and conducting business in these countries in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing, labour, litigation and tax matters in these countries. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the control of the Company. The impact of any such changes may adversely affect the business of the Company.
Market Price of Common Shares
The common shares are listed on the TSX and the NYSE. The price of the common shares is likely to be significantly affected by short-term changes in gold, silver or copper prices or in the Company’s financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may have an effect on the price of the common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

EXHIBIT 99.1

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Credit Rating
There can be no assurance that the credit ratings and outlook assigned to the Company’s debt securities or to Yamana will remain in effect for any given period of time or that any such rating or outlook will not be revised downward or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings or outlook assigned to the Company’s debt securities will generally affect the market price of its debt securities. In addition, real or anticipated changes in its credit ratings may also affect the cost at which the Company can access the capital markets. If such ratings decline and its cost of accessing capital markets increases, the Company may not be able to fund proposed capital expenditures and other operations in the future.
Dividend Policy
The Company has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company. In January 2016, the Company’s board of directors amended the Company’s dividend policy to set the quarterly dividends paid per common share at $0.02 annually, beginning with the declaration and payment of the first quarter 2016 dividend.
Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs. There can be no assurance that dividends will continue to be paid in the future or on the same terms as are currently paid by the Company.
Dilution to Common Shares
During the life of the Company’s options and other rights granted or assumed by the Company, the holders are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional financing during the period such rights that are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the common shares. The holders of options and other rights of the Company may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.
The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, as a result of the issuance of additional common shares, the voting power of the Company’s existing shareholders will be diluted.
Future Sales of Common Shares by Existing Shareholders
Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares. Substantially all of the common shares not held by affiliates of the Company can be resold without material restriction either in the United States, Canada or both.
Dependence Upon Key Management Personnel and Executives
The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to and attract and retain new personnel could have a material adverse effect on the Company’s ability to manage and expand the Company’s business. The Company has entered into employment agreements with certain of its key executives.
Possible Conflicts of Interest of Directors and Officers of the Company
Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved

EXHIBIT 99.1

in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. There can be no assurance that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In the event that the Company’s directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business.
Disclosure and Internal Controls
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required decisions. The Company has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Company’s failure to satisfy the requirements of applicable Canadian securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
Enforcement of Legal Rights
The Company has material subsidiaries organized under the laws of Brazil, Argentina and Chile and certain of the Company’s directors, management and personnel are located in foreign jurisdictions. Given that the majority of the Company’s material assets and certain of its directors, management and personnel are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Company, or its directors and officers, any judgments issued by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or other laws of Canada. Similarly, in the event a dispute arises in connection with the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.
Failures of Information Systems or Information Security Threats
    The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with the Company’s operations. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenditures to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
    Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Any of these factors could have a material adverse effect on the Company’s results of operations, cash flows and financial position.
Technical Information
Unless otherwise indicated, the estimated Mineral Reserves and Mineral Resources for the Company’s various mines and mineral projects set forth herein, with the exception of the Alumbrera Mine (see “JORC Code Definitions”, below), have been

EXHIBIT 99.1

calculated in accordance with the CIM Standards. The following definitions are reproduced from the CIM Standards:
The term “Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.
The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined below) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.
The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.
The term “Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves (as hereinafter defined) and Proven Mineral Reserves (as hereinafter defined). Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility.
The term “Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.
The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.
The term “Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
JORC Code Definitions
The estimated Ore Reserves and Mineral Resources for the Alumbrera Mine have been calculated in accordance with the current (2012) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. The following definitions are reproduced from the JORC Code:
The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

EXHIBIT 99.1

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.
The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.
The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, including a pre-feasibility study or a feasibility study, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.
The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in the CIM Standards. If the Ore Reserves and Mineral Resources for the Alumbrera Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources
This section uses the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource”. United States investors are advised that while such terms are recognized and required by Canadian regulations, the Commission does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not, except in limited circumstances, form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. See also “Introductory Notes - Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources”.
Cash Costs and All-In Sustaining Costs (“AISC”)
The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which

EXHIBIT 99.1

was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.
The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms co-product and by-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product and by-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.
By-Product and Co-product Cash Costs
Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations. Cash costs are computed on a weighted average basis, net of by-product sales and on a co-product basis as follows:

•
Cash costs of gold and silver on a by-product basis - shown on a per ounce basis. The attributable cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production. These costs are then divided by gold and silver ounces produced.

•
Cash costs of gold and silver on a co-product basis - shown on a per ounce basis. Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues, which will be determined annually. The attributable cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

•	Cash costs of copper on a co-product basis - shown on a per pound basis. Costs attributable to copper production are divided by commercial copper pounds produced.

By-Product and Co-product AISC
AISC per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs or by-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.
Co-product AISC costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities. Similarly, by-product AISC reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold and silver production activities but net of by-product revenue credits from sales of copper and zinc.
Total cost of sales in the reconciliations to co-product and by-product cash costs and co-product and by-product AISC agree to the Consolidated Financial Statement of operations. All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs. The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.
Beginning January 1, 2018, silver production and related KPIs for Chapada and Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

Recent Revisions to Performance Measures
Beginning January 1, 2019, the Company has realigned its performance measures or key performance indicators ("KPIs"),

EXHIBIT 99.1

in particular, non-GAAP financial measures, other financial measures and non-financial/operational measures to support its objective of financial and operating predictability, transparency, and comparability. In line with these objectives, the Company's performance measures will be reported using the voluntary guidance provided by the Accounting Standards Board's "Framework for Reporting Performance Measures" (First Edition; December 2018). Additionally, as an active member of the World Gold Council, the Company has adopted the updated version of the Guidance Note on All-in Sustaining Costs ("Guidance Note").

With this realignment, the significant changes to the KPIs or revised methodology includes:

•
Production - Silver production will be treated as a gold equivalent in determining a combined precious metal production unit commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual production GEO calculations are based on an average realized gold to silver price ratio for the current quarter.

•
Cash costs - Calculated on a per GEO sold basis. Following the Company's objective of more closely aligning with GAAP financial measures, the total costs used as the numerator of the unitary calculation represent Cost of Sales excluding DDA, net of treatment and refining charges. In the case of Chapada, costs directly attributable to GEO and copper will be allocated on that attributable basis. Non-attributable costs will be allocated based on the relative value of revenues for each metal, which will be determined annually at the beginning of each year.

•	AISC - calculated on a per GEO sold basis (and in the case of Chapada, also calculated for copper) and reflects the changes in the recently updated Guidance Note.

EXHIBIT 99.1

Mineral Projects

Summary of Mineral Reserve and Mineral Resource Estimates

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral projects as at December 31, 2018. See “Interests of Experts”.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alumbrera (12.5%)	8,435	0.39	106	294	0.37	4	8,728	0.39	109
Canadian Malartic (50%)	23,029	0.89	658	55,799	1.18	2,122	78,829	1.10	2,780
Cerro Moro	43	10.57	15	1,766	11.64	661	1,809	11.61	675
Chapada Zones	388,701	0.17	2,103	275,928	0.16	1,381	664,629	0.16	3,484
Suruca Zones	11,454	0.42	153	53,741	0.53	908	65,195	0.51	1,062
Total Chapada	400,155	0.18	2,256	329,669	0.22	2,289	729,824	0.19	4,546
El Peñón Ore	693	5.11	114	3,738	5.38	646	4,431	5.33	760
El Peñón Stockpiles	17	2.41	1	1,029	1.18	39	1,047	1.20	40
Total El Peñón	710	5.04	115	4,768	4.47	685	5,478	4.55	800
Jacobina	18,565	2.32	1,385	9,290	2.39	714	27,855	2.34	2,099
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,681	3.88	1,082
Minera Florida Ore	690	3.61	80	2,512	3.54	286	3,202	3.56	366
Minera Florida Tailings	0	0.00	0	1,248	0.94	38	1,248	0.94	38
Total Minera Florida	690	3.61	80	3,760	2.68	324	4,449	2.82	404
Total Gold Mineral Reserves	457,977	0.37	5,413	407,677	0.54	7,083	865,653	0.45	12,496
Agua Rica	384,871	0.25	3,080	524,055	0.21	3,479	908,926	0.22	6,559
Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro	43	620.70	857	1,766	653.3	37,102	1,809	652.6	37,959
El Peñón Ore	693	166.1	3,700	3,738	171.7	20,630	4,431	170.8	24,330
El Peñón Stockpiles	17	107.2	60	1,029	15.2	502	1,046	16.7	562
Total El Peñón	710	164.7	3,760	4,768	137.9	21,133	5,478	141.3	24,893
Minera Florida Ore	690	28.1	623	2,512	21.9	1,770	3,202	23.2	2,393
Minera Florida Tailings	0	0.0	0	1,248	14.6	584	1,248	14.6	584
Total Minera Florida	690	28.1	623	3,760	19.5	2,353	4,449	20.8	2,976
Total Silver Mineral Reserves	1,443	112.9	5,240	10,294	183.1	60,588	11,736	174.5	65,828
Agua Rica	384,871	3.7	46,176	524,055	3.3	56,070	908,926	3.5	102,246
Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	8,435	0.40	74	294	0.39	3	8,728	0.40	77
Chapada Zones	388,701	0.25	2,138	275,928	0.26	1,568	664,629	0.25	3,707
Suruca Zones	0	0.00	0	0	0.00	0	0	0.00	0
Total Chapada	388,701	0.25	2,138	275,928	0.26	1,568	664,629	0.25	3,707
Total Copper Mineral Reserves	397,136	0.25	2,212	276,222	0.26	1,571	673,357	0.25	3,784
Agua Rica	384,871	0.56	4,779	524,055	0.43	5,011	908,926	0.49	9,790
Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida Ore	690	1.53	23	2,512	1.13	62	3,202	1.21	85
Minera Florida Tailings	0	0.00	0	1,248	0.58	16	1,248	0.58	16
Total Zinc Mineral Reserves	690	1.53	23	3,760	0.94	78	4,449	1.04	102
Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	8,435	0.013	2.45	294	0.014	0.09	8,728	0.013	2.54
Total Moly Mineral Reserves	8,435	0.013	2.45	294	0.014	0.09	8,728	0.013	2.54
Agua Rica	384,871	0.033	279	524,055	0.030	350	908,926	0.031	629

EXHIBIT 99.1

Mineral Resources (Measured, Indicated and Inferred)

The following table set forth the Mineral Resource estimates and for the Company’s mineral projects as at December 31, 2018. See “Interests of Experts”.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alumbrera (12.5%)	6,792	0.39	85	1,917	0.54	33	8,709	0.42	118
Arco Sul	0	0	0	0	0.00	0	0	0	0
Canadian Malartic (50%)	1,885	1.36	83	13,615	1.80	786	15,500	1.74	869
Cerro Moro	18	10.83	6	1,224	5.14	202	1,241	5.22	208
Chapada Zones	58,885	0.12	222	363,929	0.14	1,676	422,814	0.14	1,898
Suruca Zones	1,284	0.39	16	81,039	0.54	1,416	82,323	0.54	1,432
Total Chapada	60,169	0.12	238	444,968	0.22	3,092	505,137	0.21	3,330
El Peñón Mine	232	8.02	60	1,579	5.88	298	1,811	6.15	358
El Peñón Tailings	0	0.00	0	0	0.00	0	0	0.00	0
El Peñón Stockpiles	0	0.00	0	1,019	1.13	37	1,019	1.13	37
El Peñón Total	232	8.04	60	2,598	4.02	336	2,830	4.35	396
Jacobina	24,999	2.48	1,994	15,711	2.45	1,238	40,710	2.47	3,232
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760
Lavra Velha	0	0.00	0	0	0.00	0	0	0.00	0
Minera Florida	1,207	5.87	228	3,829	4.79	590	5,036	5.05	817
Monument Bay	0	0.00	0	36,581	1.52	1,787	36,581	1.52	1,787
Suyai	0	0.00	0	4,700	15.00	2,286	4,700	15.00	2,286
Total Gold Mineral Resources	111,823	0.86	3,095	659,210	0.61	12,849	771,033	0.64	15,941
Agua Rica	27,081	0.14	120	173,917	0.14	776	200,998	0.14	896

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro	18	1252.97	707	1,224	381.2	14,997	1,241	393.5	15,704
El Peñón Mine	232	194.6	1,450	1,579	207.1	10,512	1,811	205.4	11,962
El Peñón Tailings	0	0.0	0	0	0.0	0	0	0.0	0
El Peñón Stockpiles	0	0.0	0	1,019	28.8	942	1,019	28.8	942
El Peñón Total	232	194.6	1,450	2,598	137.1	11,454	2,830	141.8	12,904
Minera Florida	1,207	41.0	1,592	3,829	29.2	3,594	5,036	32.0	5,186
Suyai	0	0.0	0	4,700	23.0	3,523	4,700	23.0	3,523
Total Silver Mineral Resources	1,457	80.1	3,749	12,351	84.5	33,568	13,807	84.1	37,317
Agua Rica	27,081	2.4	2,042	173,917	2.9	16,158	200,998	2.8	18,200

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	6,792	0.37	55	1,917	0.24	10	8,709	0.34	65
Chapada Zones	58,885	0.20	261	363,929	0.22	1,765	422,814	0.22	2,025
Suruca Zones	0	0.00	0	0	0.00	0	0	0.00	0
Total Chapada	58,885	0.20	261	363,929	0.22	1,765	422,814	0.22	2,025
Total Copper Mineral Resources	65,676	0.22	316	365,846	0.22	1,775	431,522	0.22	2,090
Agua Rica	27,081	0.45	266	173,917	0.38	1,447	200,998	0.39	1,714

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	1,207	2.22	62	3,829	1.63	138	5,036	1.77	197
Total Zinc Mineral Resources	1,207	2.22	62	3,829	1.63	138	5,036	1.77	197

EXHIBIT 99.1

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated
Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	6,192	0.014	1.94	462	0.013	0.13	6,654	0.014	2.07
Total Moly Mineral Resources	6,192	0.014	1.94	462	0.013	0.13	6,654	0.014	2.07
Agua Rica	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172

EXHIBIT 99.1

	Inferred Mineral Resources
Gold
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Alumbrera (12.5%)	848	0.46	13
Arco Sul	5,000	4.02	646
Canadian Malartic (50%)	36,210	1.99	2,319
Cerro Moro	1,706	3.84	211
Chapada Zones	156,081	0.08	422
Suruca Zones	12,565	0.48	194
Total Chapada	168,646	0.11	616
El Peñón Mine	2,953	7.25	689
El Peñón Tailings	13,767	0.55	245
El Peñón Stockpiles	0	0.00	0
El Peñón Total	16,719	1.74	933
Jacobina	12,145	2.58	1,008
Jeronimo (57%)	1,118	4.49	161
La Pepa	37,900	0.50	620
Lavra Velha	3,934	4.29	543
Minera Florida	6,445	5.01	1,038
Monument Bay	41,946	1.32	1,781
Suyai	900	9.90	274
Total Gold Mineral Resources	333,516	0.95	10,162
Agua Rica	642,110	0.12	2,444
Silver
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Cerro Moro	1,706	257.8	14,139
El Peñón Mine	2,953	254.8	24,190
El Peñón Tailings	13,767	18.9	8,380
El Peñón Stockpiles	0	0.0	0
El Peñón Total	16,719	60.6	32,570
Minera Florida	6,445	29.4	6,093
Suyai	900	21.0	575
Total Silver Mineral Resources	25,770	64.4	53,377
Agua Rica	642,110	2.3	48,124
Copper
	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	848	0.21	4
Chapada Zones	156,081	0.23	781
Suruca Zones	0	0.00	0
Total Chapada	156,081	0.23	781
Total Copper Mineral Resources	156,928	0.23	785
Agua Rica	642,110	0.34	4,853
Zinc
	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)
Minera Florida	6,445	1.32	187
Total Zinc Mineral Resources	6,445	1.32	187
Molybdenum
	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	85	0.014	0.03
Total Molybdenum Mineral Resources	85	0.014	0.03
Agua Rica	642,110	0.034	480

EXHIBIT 99.1

Mineral Reserve and Mineral Resource Reporting Notes

1.	Metal Price, Cut-off Grade, Metallurgical Recovery:

Mine	Mineral Reserves	Mineral Resources

Alumbrera Projects (12.5%)

Alumbrera Deposit	Price assumption: $1,250 gold, $2.91 copper	Price assumption: $1,250 gold, $2.95 copper
	Underground cut-off at 0.5% copper equivalent	Underground cut-off at 0.43% copper equivalent
Metallurgical recoveries average 87.85% for copper and 72.31% for gold

Bajo El Durazno Deposit	N/A	Price assumption: $1,250 gold, $2.95 copper
0.74 g/t Aueq cutoff within underground economic envelope

Arco Sul	N/A	Price assumption: $1,500 gold
2.5 g/t Au cutoff

Canadian Malartic (50%)	Price assumption: $1,200 gold	Price assumption: $1,200 gold
	Open pit cut-off grades range from 0.374 to 0.384 g/t Au	Cut-off grades range from 0.37 g/t Au inside pit to 1.0 g/t Au outside or below pit
	Metallurgical recoveries for gold range from 87% to 96.7% depending on zone	Underground Cut-off grade at Odyssey is 1.15 g/t Au (stope optimized) and at East Malartic Underground is 1.25 g/t Au (stope optimized)

Cerro Moro	Price assumption: $1,250 gold and $18.00 silver	Price assumption: $1,600 gold and $24.00 silver
	Open pit cut-off at 3.27 g/t gold and Underground cut-off at 5.71 g/t gold	3.0 g/t Aueq cut-off
Metallurgical recoveries average 95% for gold and 93% for silver

Chapada

Chapada Zone	Price assumption: $1,250 gold, $3.00 copper	Price assumption: $1,600 gold , $4.00 copper
	Open pit cut-off at $4.06/t (Main Pit, Corpo Sul, Cava Norte and Sucupira)	Open pit cut-off at $4.06/t (Chapada pits and Suruca SW)
	Metallurgical recoveries at Chapada are dependent on zone and average 83.11% for copper and 56.94% for gold	Metallurgical recoveries at Chapada are dependent on zone and average 83.11% for copper and 56.94% for gold

Suruca Zone	Price assumption: $1,300 gold	Price assumption: $1,600 gold
	Cut-off grade 0.19 g/t gold for Suruca oxide	Cut-off grade 0.16 g/t gold for Suruca oxide
	Cut-off grade 0.3 g/t gold for Suruca sulfide	Cut-off grade 0.23 g/t gold for Suruca sulphide
	Metallurgical recoveries for Suruca oxide average 85% for gold	Metallurgical recoveries for Suruca oxide average 85% for gold
	Metallurgical recoveries for Suruca sulphide average 88% for gold	Metallurgical recoveries for Suruca sulphide average 88% for gold

El Peñón	Price Assumption:$1,250 gold, $18.00 silver	Price Assumption:$1,600 Au, $24.00 Ag
	Open Pit cut-off at 1.75 g/t gold equivalent	Underground cut-off at 2.78 g/t gold equivalent except for Pampa Agusta Victoria (2.88 g/t), Chiquilla Chica (2.87 g/t), Laguna (2.85 g/t )
	Underground cut-off ranging from 3.57 g/t gold equivalent to 3.70 g/t gold equivalent	Fortuna-Dominador zones (2.84 g/t). Mill recoveries of 95% and 86.5% used for Mineral Resource Estimation

EXHIBIT 99.1

	Low grade stockpiles cut-off 0.95 g/t gold equivalent	Mineral Resources contained in tailings and stockpiles reported at cut-offs of 05.0 g/t and 0.79 g/t gold equivalent respectively
	Metallurgical recoveries for open pit ores range from 89.0% to 95.6% for gold and from 80.7% to 97.7% for silver	Metallurgical recoveries range from 87.2% to 99.0% for gold and from 59.8% to 92.6% for silver
	Metallurgical recoveries for underground ores range from 87.2% to 99.0% for gold and from 59.8% to92.6% for silver	Metallurgical recoveries for tailings estimated to be 60% for gold and 30% for silver
	Metallurgical recoveries for low grade stockpiles are 95.2% for gold and83.0% for silver	Metallurgical recoveries for stockpiles estimated to be 88.0% for gold and 80.8% for silver

Jacobina	Price assumptions: $1,250 gold	Price assumptions: $1,500 gold
	Underground cut-off grade is 1.20 g/t gold	Underground cut-off grade is 1.0 g/t gold with a minimum mining width of 1.5 metres
	Metallurgical recovery is 96%	Metallurgical recovery is 96%

Jeronimo (57%)	Price Assumption:$900 Au
	Cut-off grade at 2.0 g/t gold	Cut-off grade at 2.0 g/t gold
Metallurgical recovery for Au is 86%.

La Pepa	N/A	Price Assumption: $780 Au
cut-off grade at 0.30 g/t gold

Lavra Velha	N/A	Price assumption: $1,300 gold and $3.50 copper
cut-off grade at 0.2g/t gold and 0.1% copper

Minera Florida	Price assumption: $1,250/oz gold, $18.00/oz silver and $1.25/lb Zn.	Price assumption: $1,250/oz gold, $18.00/oz silver and $1.25/lb Zn
	Underground cut-offs for Las Pataguas Zone USD90.75/t and for the Core Mine Zones USD94.79/t	Underground cut-off grade is 2.50 g/t gold
	Metallurgical recoveries are 90.16% for gold, 52.31% for silver and 68.80% for zinc	Metallurgical recoveries are 90.16% for gold, 52.31% for silver and 68.80% for zinc

Monument Bay	N/A	Price Assumption: $1,200 Au
Cut-off grades are 0.4 g/t gold and 0.7 g/t gold for the open pits and 4.0 g/t gold for underground

Suyai	N/A	5.0 g/t Au cut-off inside mineralized wireframe modeling

Agua Rica
Price assumption: $1,000/oz gold, $2.25/lb copper, $17.00/oz silver and $12.00/lb molybdenum
Metallurgical recoveries are 84.9% for copper, 52.7% for gold, 67.6% for silver, 65.9% for zinc and 68.0% for molybdenum
Cut-off grade at 0.2% Copper

EXHIBIT 99.1

2. All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3. All Mineral Resources are reported exclusive of Mineral Reserves.

4. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5. Mineral Reserves and Mineral Resources are reported as of December 31, 2018.

6. For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates at the Company’s material properties, see the qualified persons list below.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources

Canadian Malartic	Sylvie Lampron, OIQ, Canadian Malartic Corporation	Pascal Lehouiller, P. Geo, OGQ, Canadian Malartic Corporation
Chapada	Luiz Pignatari, Registered Member of Chilean Mining Commission, EDEM Engenharia	Felipe Machado de Araujo, Registered Member of Chilean Mining Commission, Mineral Resources Coordinator Brazil, Yamana Gold Inc.
El Peñón	Sergio Castro, Registered Member of Chilean Mining Commission, Yamana Gold Inc.	Jorge Camacho, Registered Member of Chilean Mining Commission, Yamana Gold Inc.

Material Producing Mines

Chapada Mine

Unless otherwise stated, the information, tables and figures that follow relating to the Chapada Mine are derived in part from, and in some instances are extracts from, the technical report entitled “Technical Report on the Chapada Mine, Goiás State, Brazil” dated March 21, 2018 (the “Chapada Report”), prepared by or under the supervision of Chester Moore, P.Eng., Hugo Miranda, ChMC (RM) and Avakash Patel, P.Eng (the “Chapada Qualified Persons”), of Roscoe Postle Associates Inc. (“RPA”) and Luiz Pignatari, Registered Member of the Chilean Mining Commission, of Edem Engenharia de Minas. The technical information contained in this section of the annual information form, other than the technical information set forth above under the heading “Mineral Projects - Summary of Mineral Reserves and Mineral Resources Estimate” has been reviewed and approved by the Chapada Qualified Persons, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Chapada Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company’s SEDAR profile at www.sedar.com.

Property Description, Location and Access
The Chapada Mine is located in northern Goiás State, approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. It is situated at latitude 14° 14’ S, longitude 49° 22’ W. The Chapada Mine includes the Chapada copper-gold deposit, sub-divided into the Chapada Corpo Principal and Corpo Sul deposits, and the Suruca gold deposit. Corpo Sul is situated at the southwest extremity of the Chapada deposit. The Suruca deposit is located six kilometres northeast of the Chapada Mine at approximately latitude 14° 11’ S, longitude 49° 20’ W.

Access to the project area from Brasilia is via BR-153 (Belem/Brasilia) to Campinorte (GO) and then via GO-465 (Campinorte/Santa Terezinha) west to Alto Horizonte. The town of Alto Horizonte lies between the Suruca and Chapada deposits. Chapada Airport, suitable for small aircraft with an 800 metres long airstrip, is located close to Alto Horizonte, approximately four kilometres northeast of the Mine.

The Chapada Mine is divided into 37 claims totalling 43,866.31 ha. The claims are held in the name of Mineração Maracá Indústria e Comércio S/A (“Mineração Maracá”), a 100% owned subsidiary of Yamana. See also “- Exploration, Development

EXHIBIT 99.1

and Production”.

Yamana (via Mineração Maracá) holds all of the surface rights in the area of the Chapada Mine, which incorporates all of the proposed locations of buildings, fixed installations, waste dumps, and tailing disposal in the current mine plan. Yamana is of the opinion that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required. The land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

Other than statutory royalties which are paid to the Brazilian government based on commercial copper and gold production, RPA is not aware of any rights, agreements or encumbrances to which the Chapada Mine is subject, which would adversely affect the value of the property or Mineração Maracá’s ownership interest. The environmental licensing process for Corpo Sul started in 2013 and the required licences were granted in 2014. No current environmental liabilities have been identified within the mine area. Ongoing items such as waste stockpiles, depleted heap leach piles, and tailings storage facilities will be rehabilitated during the mine life or at the time of mine closure.

History

The Chapada deposit was discovered in 1973 by a Canadian company, INCO Ltda. (“INCO”), which followed up with geochemistry, geophysics, trenching, and initial drilling. There are few outcrops in the mine area due to laterite-saprolite cover. Consequently, deposit definition required extensive diamond drill exploration. Development drilling of the deposit occurred in several campaigns from 1976 through 1996 by INCO, Parsons-Eluma Projetos e Consultoria S/C (“Parsons”), a Brazilian copper company, Eluma - Noranda, Santa Elina, and Santa Elina-Echo Bay (“Echo Bay”). Historical ownership and exploration activities are summarized in Table 1.

Table 1
Date	Owner	Activity
1973	INCO	Chapada discovery.
1975-1976		2,000 metres x 500 metres grid drilling program. Parsons acquires a 50% interest in the Chapada project.
1976-1979	INCO & Parsons	200 metres x 100 metres drill grid. A 92 metres deep shaft is completed with 255 metres of cross-cuts for exploration and metallurgical sampling.
1979		Mining concession No. 2394 covering 3,000 hectares is issued to Mineração Alonte by the Departamento Nacional da Producao Mineral (“DNPM”).
1980-1981		Soil drilling completed in the plant, tailing ponds, and potential water dam areas.
1981	Parsons	Feasibility study completed.
1994-1995		A 4,500 metres drilling program re-evaluation of a near surface gold deposit.
Preliminary feasibility study by Watts, Griffis and McOuat.
May 1994	SERCOR	Mineração Santa Elina Industria e Comercio S/A (“SERCOR”) acquires the Chapada deposit through a subsidiary, Mineração Maracá.
July 1994	SERCOR and Echo Bay	Echo Bay acquires an initial interest in Santa Elina by purchasing 5% of the outstanding shares from SERCOR.
Dec 1994		Santa Elina completes its initial public offering.
Sep 1995
Santa Elina and Echo Bay approve the Chapada project joint venture. Santa Elina issues about 3% of the outstanding shares to Echo Bay. Echo Bay receives the option to acquire 50% interest in the project.

May 1996		Santa Elina is privatized and SERCOR and Echo Bay become equal owners of the company.
Dec 1996		Santa Elina completes an in-fill drilling program
Dec 1997		Independent Mining Consultants, Inc. reviews the Echo Bay model and completes a mine feasibility study.

EXHIBIT 99.1

Table 1
Date	Owner	Activity
Jan 1998		Kilborn Holdings Inc., (now SNC-Lavalin Group Inc.), completes the Chapada project bankable feasibility study.
Apr 2001		Construction licence issued.
May 2000	PINUS	PINUS acquires 100% of Mineração Maracá.
2003	Yamana	The property is purchased by Yamana.
2004		The feasibility study is completed.
2007		Commercial production starts.

In 2008, Yamana started a plant expansion to increase throughput from 16 million tonnes per annum to 22 million tonnes per annum.

From 2007 to the end of 2018, the Chapada Mine has processed 225 million tonnes grading 0.33 grams per tonne gold and 0.38% copper.
The Suruca deposit has been explored by various companies since the 1970s, as summarized in Table 2, and was exploited by garimpeiros in the 1980s. Yamana reports that garimpeiros produced approximately 200 kilograms of gold in that period. A historical estimate of resources was identified in the mid-1990s; however, as this estimate is historic in nature, it cannot be relied upon.

Table 2
Date	Ownership
1980 - 1981	INCO/Eluma
1987 - 1988	Cominco
1993 - 1994	WMC
1996 - 1997	Santa Elina ElinaElina/Echo Bay
2008 to present	Yamana

Geological Setting, Mineralization and Deposit Types

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast, within the north-northeast striking metavolcano-sedimentary Mara Rosa Magmatic Arc which is part of a large system of mobile belts that have a complex, multi-phased history of deformation.

The Chapada, Corpo Sul and Suruca deposits are located in the Eastern Belt of the Mara Rosa volcano sedimentary sequence. The Eastern Belt in the vicinity of the Chapada Mine comprises a thick package of amphibolites succeeded by volcanic and volcanoclastic rocks and overlying metasedimentary rocks. The metavolcanic-sedimentary units are intruded by metaplutonic rocks of dioritic to quartz-diorite composition. These intrusions are associated with magmatic fluids responsible for copper-gold and gold mineralization. The volcanics and sediments have been metamorphosed to biotite and amphibolite schist in the Chapada mineralized area.

The deposit has undergone hydrothermal alteration typical of a copper-gold porphyry system. Alteration styles include biotitization, sericitization, argillitization, and propylitization.

The bedrock schists are overlain by approximately 25 metres of saprolite material with a minor lateritic component near the top of the saprolite zone. Within that laterite component, there is a ferricrete zone at surface.

The primary copper-gold mineralization at Chapada is epigenetic. Copper is principally present as chalcopyrite with minor amounts of bornite. Fine grained gold is closely associated with the sulphide mineralization and was likely to be contemporaneous with the copper.

Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers, and coarse clots in occasional late stage quartz veins or pegmatites. The copper mineralization and grade are somewhat better in

EXHIBIT 99.1

the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs; however, copper mineralization is pervasive over a broad area. Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alteration events.

The gold at Suruca is related to folded quartz vein/veinlets with sericitic and biotite alteration, rather than high sulphide concentrations. The second generation of quartz veins/veinlets with sulphides (sphalerite + galena + pyrite), carbonates and epidote also host gold which is related to zinc.

Mineralization predominately pre-dates deformation hence the gold is associated with epithermal features and not structurally controlled.

Exploration

For exploration work completed prior to Yamana, please see “-History”, above.

Yamana started exploration work in 2007 with diamond drilling mainly to the east of the pit to check for the extension of the mineralization potentially hosted in a synclinal structure.

In early 2008, consultant Richard Sillitoe defined a genetic model of mineralization with a typical porphyry copper-gold system (Cu-Au-Mo association) that underwent intense isoclinal folding and amphibolite facies metamorphism during continental collision at the end of the Neoproterozoic. However, original mineralogy may not have been profoundly changed, due to the stability of minerals like quartz, anhydrite, pyrite, chalcopyrite, magnetite and biotite under amphibolite facies conditions.

Yamana began exploration work at Suruca in 2008 with geological mapping, chip sampling and shallow drilling at Suruca South. The 2008 drill program was designed to discover another deposit in the vicinity of Chapada Mine and to test for possible extensions of known resources. To achieve these objectives, regional geological mapping, and detailed geological mapping of the open pit were carried out, and geological model of the mine was prepared. Additionally, historic drill holes were re-logged, chip/soil samples were taken, and 5,530 m of diamond drilling was carried out in the vicinity of the Chapada Mine.

During 2010, Yamana drilled 16 holes in the southwest pit area and completed ten infill diamond drill holes in the northeast area. Samples from both the exploration and infill program were analyzed in a commercial and accredited laboratory. Yamana staff carried out quality assurance/quality control (QA/QC) and followed the protocol applied during the previous drilling programs. The drill program continued in 2011 Yamana continued a drilling program in the southwest pit area consisting of 14,362 m in 63 holes. Total drilling for the 2011 campaign was 19,305 m.

In 2013 Yamana drilled seven exploration holes for 1,704 m in the northeast section of Chapada Corpo Principal with the objective of delineating an Inferred Mineral Resource. Several historic JVE series holes were used to estimate the Mineral Resource. In the same area condemnation holes were drilled to sterilize the location of waste dumps in the northeastern portion of the main Pit. In Corpo Sul, an infill drilling program was carried out in the southwest portion of the deposit on a 50 m by 50 m grid to upgrade Indicated to Measured Mineral Resources and on a 100 m by 100 m grid to convert Inferred to Indicated Mineral Resources.

In 2014, Yamana’s Exploration Team restarted the generative exploration activities at Chapada working with a deformed/metamorphosed copper-gold porphyry/skarn model for the region. Consultant Richard Sillitoe assisted with the understanding the regional geological model and district exploration strategy in early 2014. Based on this exploration information, the following work was completed: integration of previous drilling data, geological mapping with focus on hydrothermal halos, and sampling (soil, chip, and auger). As a result, in mid-2014, the Yamana claims were extended to cover the areas covered by soil and chip sampling. The main result in 2014 was the discovery of Sucupira target close to main Chapada deposit.

In 2015, the mineralization in the Sucupira was delineated with a drill grid of 100 m by 50 m along a 1,700 m NE-SW strike length, 260 m width, and an average thickness of 110 m. The mineralization has an average vertical depth between 180 m to 240 m from surface. Several holes returned average grade above 0.7% CuEq, which is higher than the current reserve grade at Chapada.

In 2016, the Baru target was discovered. It comprises a large tonnage and low grade envelope of 0.1% Cu with a richer gold core. Typical Baru mineralization was intersected by drill hole NM-237: 82.6 m grading 0.12 g/t Au, 0.25% Cu at 114 m; and 30 m grading 0.2 g/t Au, 0.35% Cu at 150 m.

In 2017, Yamana drilled ten exploration targets with the objective of delineating new potential. Additionally, the Buriti

EXHIBIT 99.1

target was discovered three kilometres south of the Chapada main pit. The Buriti target comprises copper-gold sulphide mineralization (greater than 0.15% CuEq) in a 2.0 km long copper geochemical anomaly. The Buriti hydrothermal alteration is similar to Chapada with a flat geometry close to surface, gently plunging to NW. Drill hole BRT-05 contains typical mineralization with 10.15 m grading 0.3 g/t Au, 0.3% Cu at 51.85 m. Inferred Mineral Resources were delineated with a 500 m northeast-southwest strike length, a width of 50 m, and a 150 m depth.

In 2018, the drilling campaign was focused on the delineation of Baru, to reduce the strip ratio of the Sucupira orebody, and discovery of new near surface targets. The latter resulted in the discovery of Baru NE, located 500 meters from the Chapada plant. Baru NE comprises a mineral envelope of 2.0 km along the NE-SW direction, represented by copper-gold rich zone core (> 0.4% CuEq) displaying chalcopyrite and minor bornite. This high grade zone is enveloped by a lower grade zone (> 0.15 % CuEq) with pyrite and chalcopyrite along 2.0 km. The drill hole NM-288 contains typical mineralization of Baru NE with 60.77m @ 0.24 g/t Au/ ; 0.57% Cu (60m), incl. 23.00m @ 0.50g/t Au; 1.21% Cu (93m).

See also “- Exploration, Development and Production”.

Drilling

Yamana commenced drilling the Chapada deposit in 2008. To date, Yamana and its predecessors have drilled 1,147 holes for a total of 229,254 m. Drilling has delineated the main deposit areas at a spacing of 100 m by 50 m, with a tighter 50 m pattern in the central portion of the deposit.

	Table 3
Year	# Drill Holes	Total Depth (m)
1976 - 1995	435	59,956
1996	4	383
2001	4	1,089
2007	8	1,337
2008	30	5,126
2009	8	3,217
2010	18	4,373
2011	87	20,470
2012	155	33,789
2013	112	21,994
2014	60	15,792
2015	122	35,970
2016	73	18,703
2017	31	7,055
2018	136	29,137
Total	1,283	258,391

The 2008 and 2009 drilling campaigns were concentrated in the region named “Near Mine” and on the south portion of the area. The 2010 and 2011 campaigns targeted the Near Mine and Corpo Sul areas. The drill holes were collared at HW diameter, reduced to HQ diameter at the top of the saprolite, and changed to NQ2 when fresh rock was encountered. The drill rods were three metres long.

The majority of holes were drilled at an azimuth of 130° and an 85° dip. Drill holes with inclination between 45° and 85° were surveyed every three metres downhole using Devicom Deviflex electronic surveying instrument. No significant deviation issues were found to date. Collar surveys were taken by a Total Station GPS in UTM co-ordinates, SAD 69 Brazil datum, 22 South Zone.

Suruca

One hundred and twenty drill holes totalling 4,050 m were drilled at Suruca by previous owners; however, the database only contains details of the 1997 Santa Elina/Echo Bay holes with minimal data regarding the WMC reverse circulation drill holes.

EXHIBIT 99.1

Table 4 - Historical Suruca Drill Holes
Company	No. Holes	Meters
INCO/Eluma	4	649.3
EDEN/COMINCO	7	623.6
WMC	91	2,241.0
Santa Elina/Echo Bay	18	536.4
Total	120	4,050.3

The majority of the historical holes were drilled within the saprolite which was characterized by low grade zones 0.1 g/t Au to 0.5 g/t Au), with occasional high grade interceptions ranging between 0.5 g/t Au and 6.0 g/t Au.

Yamana commenced drilling in the Suruca area in 2008 with seven holes for 440 m. The 2009 and 2010 drill programs used a 400 m by 200 m grid, with infill drilling at 200 m by 200 m. They extended the geometry of the deposit to a known strike length to 2,100 m, a width of 1,000 m, and 500 m depth. An infill grid of 100 m by 100 m was drilled in the northern portion of the deposit (between lines L500S and L1500S). To the end of 2018, a total of 1,060 holes for 88,924 m have been drilled at Suruca, including 18 holes for 536 m drilled by previous owners in 1996.

Table 5 - Yamana Drill Holes - Suruca
Year	# Drill Holes	Total Depth (m)
1996	18	536
2008	7	440
2009	21	7,420
2010*	120	24,368
2011	48	9,607
2013	63	4,359
2014	3	938
2016	497	15,943
2017	225	13,691
2018	58	11,622
Total	1,060	88,924
* Includes 11 metallurgical holes for 1,014 m

The drill holes were collared at HW diameter, reduced to HQ diameter at the top of the saprolite and changed to NQ when fresh rock was encountered. The drill rods were three metres long and the wireline core drilling method was employed. The majority of holes were drilled at an azimuth of 130° and a 60° dip, however, some holes were drilled at an azimuth of 310°. Downhole surveys were taken by the drilling contractor upon completion of the drill hole.

Regional Targets

Yamana commenced drilling in the regional targets in 2014 with 31 holes totalling 5,458 m. The 2014 and 2017 drill programs used a wide-spaced grid in order to test several targets. In 2015, the drill holes intercepted high grade copper-gold mineralization in the Formiga target. In 2017, an infill grid of 100 m by 100 m was drilled in the western portion of the Formiga target to establish inferred resources.

To the end of 2017, Yamana has drilled 230 holes for 32,736 m in regional targets. The drill holes were collared at HW diameter, reduced to HQ diameter at the top of the saprolite and changed to NQ when fresh rock was intercepted. The drill rods were three metres long and the wireline core drilling method was employed.

Drill holes with inclination between 45° and 85° were surveyed every three metres downhole using a Reflex Maxibor II or Devicom Deviflex electronic surveying instrument. In sub-vertical holes, a PeeWee or EZ-Shot instrument were used. Generally, the deviation was below 5% and no significant deviation issues were found to date.
Collar surveys were taken by a Total Station GPS in UTM co-ordinates, SAD 69 Brazil datum, 22 South Zone. Drill hole collars were cased and protected at surface with a cement block affixed with a metal tag stamped with the drill hole number, final depth, inclination, azimuth, and start and finish dates.

See also “- Exploration, Development and Production”.

EXHIBIT 99.1

Sampling, Analysis and Data Verification

Yamana’s samples are selected down the entire length of the drill hole core, sawn in half with an electric diamond bladed core saw, and sampled prior to logging. Half core samples are selected by a geology technician or trained sampler. The samples are then placed in a numbered plastic bag along with a paper sample tag, and tied closed with a piece of string. Sample weight is approximately 3.5 kilograms. Six to eight samples are placed in a larger plastic bag, loaded onto a truck owned and driven by a locally based transport company, and driven to the ALS Chemex laboratory sample preparation facility in Goiania, State of Goiás.

After sampling, the geologist completes a graphic log and logs the core in detail for lithology, structure, mineralization, and alteration. Codes are assigned for the oxidation state, consistency, and alteration including alteration halo, sulphides, silicification, biotite, sericite, epidote, amphibolite, garnet, carbonate, rhodochrosite, chlorite, and kyanite content. Angles of structures such as foliation and faults are recorded, although drill holes are not oriented. Sample intervals and sample numbers are also recorded on the exploration hole log. (When the drill hole is an infill hole, the core is quickly logged, according to the alteration halos with fewer details, and no structural drawings.)

Approximately four samples from each alteration halo per drill hole are selected for density testwork by two different methods after sampling and logging. The first method used is the water displacement method, performed in the logging shed. This method uses half core samples from eight to twelve centimetres long, coated with Vaseline to prevent water impregnation, and placed in a plastic beaker containing 500 ml of water to determine the volume of water displacement.

Sample preparation is undertaken by ALS Chemex in Goiania and involves crushing and pulverization (Codes PREP-33y and PREPINT). Upon receipt of the samples, each sample is weighed and dried at 105°C for eight hours to 12 hours. The entire sample is then crushed to 90% passing <2 mm (10 mesh), split to 0.5 kg in a riffle splitter, and pulverized to 95% passing 150 mesh. The samples are then split again to 50 g using a rotating splitter/spatula. The crusher and pulverizer are cleaned between each sample. Each fraction retained is returned to Yamana.

Samples are transported from the drill rig to Yamana’s core storage facilities at the Chapada Mine exploration camp by the drilling contractor, where Yamana geological staff log and sample the core. The samples are transported to the independent sample preparation facility by a locally based transport company, after which the samples are sent for preparation in ALX Chemex in Goiania, Brazil, and for analysis in Lima, Peru.

All Yamana samples are analyzed by fire assay with an Atomic Absorption (AAS) or ICP finish by ALS Chemex Lima, Peru, accredited by the Standards Council of Canada ISO 17025 and SGS GEOSOL, Belo Horizonte, Brazil is accredited by ISO 9001:2008. Yamana is at arm’s length with these laboratories.

Yamana conducted an external (independent of the laboratory being assessed), industry standard quality assurance/quality control (“QA/QC”) program for its drill campaigns, which followed written protocols. The QA/QC program consisted of the insertion of blanks and CRMs into the sample stream and the running of duplicate field (quarter-core) samples. Later, pulp duplicate samples were re-assayed at a secondary facility.

Yamana’s QA/QC program meets industry standard with a generally acceptable rate of insertion for CRMs and pulp duplicates. The results of the pulp duplicate assays showed good reproducibility with no discernible grade biases. The insertion of CRMs showed that laboratory results from SGS Geosol and ALS Chemex were acceptable with respect to precision and accuracy. The results from the insertion of blanks are also generally acceptable.

In 1996, Echo Bay became actively involved in the drilling and sampling program for the Project. Samples taken by Santa Elina in 1996 were subject to a rigorous QA/QC program; Geolab in Brazil was the primary assay laboratory and a large number of samples were sent to various laboratories in North America for check assays

IMC Mining (IMC) was contracted to review the historical data. IMC’s review included the following (i) all historical QA/QC control files; and (ii) a comparison of historical data with re-assayed data from analytical laboratories in the US. IMC concluded that the historical data was appropriate for estimation of Mineral Resources.

A total of 18 Suruca diamond drill holes from Mineração Alonte were re-analysed following Yamana’s procedures. The new assay results were compatible with the historical results.

In RPA’s opinion, the QA/QC program as designed and implemented by Yamana is adequate and the assay results within the database are suitable for use in a Mineral Resource estimate.

EXHIBIT 99.1

Yamana has written procedures and checks for all aspects of drilling, sampling, analyses, and data compilation. For example, drill logs are verified at the point prior to entry into the database by the Geology Department.

Compilation of assay QA/QC results is carried out on a continuous basis by a staff geologist in the Exploration Department. The data are collected and plotted on graphs to look for problem areas, and monthly and annual reports are generated. General performance is monitored, including the number of samples collected, the number and type of QA/QC samples, equipment availability, assay return times, etc. The reports also describe the progress and results of special research projects, such as heterogeneity studies, that may be underway at the time. Any problem areas with regard to assay verification are flagged and recommendations for appropriate action are implemented.

In RPA’s opinion, the collection and analysis of assay QA/QC data at Chapada is quite thorough and meets standard industry practice.

RPA is of the opinion that data collection and entry, and database verification procedures for Chapada comply with industry standards and the data is adequate for the purposes of Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

For a discussion of mineral processing and metallurgical testing work completed by Yamana, see “ - Mining Operations”, below.

Mineral Resources and Mineral Reserves

See “- Mineral Projects - Summary of Mineral Reserves and Mineral Resources”.

The Mineral Resource estimate is based on open pit mining scenarios and Chapada Mineral Resources are constrained by optimized pits which are based on a copper and gold net smelter return (NSR) cut-off value. At Chapada and Suruca SW, an NSR cut-off value of US$4.06 per tonne was used. For Suruca gold-only resources, a 0.16 g/t Au cut-off grade was used for oxide material and 0.23 g/t Au cut-off grade for sulphide material.

Chapada copper-gold Measured and Indicated Mineral Resources are estimated at 422.8 Mt grading 0.14 g/t Au and 0.22% Cu containing approximately 1.9 million ounces of gold and 2.0 billion pounds of copper. Chapada copper-gold Inferred Mineral Resources are estimated at 156.1 Mt grading 0.08 g/t Au and 0.23% Cu containing approximately 422,000 ounces of gold and 781 million pounds of copper.

Suruca gold Measured and Indicated Resources are estimated at 82.3 Mt grading 0.54 g/t Au containing approximately 1.4 million ounces of gold. Suruca gold Inferred Resources are estimated at 12.6 Mt grading 0.48 g/t Au containing approximately 194,000 ounces of gold.

Yamana personnel developed mineralization and lithology wireframes using Vulcan software, with refinements in Leapfrog 3D software. Block models were generated in MineSight measuring ten metres in each direction for Chapada (Cava Central, Cava Norte, Corpo Sul and Sucupira) and five metres in each direction for the Suruca deposits. Block grades were estimated using Ordinary Kriging (OK) in areas where sufficient composites were available to produce reliable variograms. In the absence of reliable variograms, block estimates were performed using Inverse Distance (ID) to the third power.

Classification for Chapada was based on a 50 m by 50 m drill pattern for the Measured Mineral Resources, 100 m by 100 m drill pattern for indicated, and 200 m by 200 m drill pattern for Inferred. For Suruca, classification was based on a 35 m by 35 m drill pattern for Measured Mineral Resources, 100 m by 50 m for Indicated, and 200 m by 200 m drill pattern for Inferred Mineral Resources.

Chapada copper-gold Proven and Probable Mineral Reserves are estimated at 664.6 Mt grading 0.16 g/t Au and 0.25% Cu containing approximately 3.5 million ounces of gold and 3.7 million pounds of copper, inclusive of 100.1 Mt of stockpiled material grading 0.17 g/t Au and 0.23% Cu containing approximately 554,000 ounces of gold and 511 million pounds of copper. Total Proven and Probable Gold Mineral Reserves for Suruca gold are estimated at 65.2 Mt grading 0.51 g/t Au containing approximately 1.1 million ounces of gold, inclusive of 22.5 Mt of oxide material grading 0.41 g/t Au containing approximately 300,000 ounces of gold and 42.7 Mt of sulphide material grading 0.56 g/t Au containing approximately 762,000 ounces of gold.

Please also refer to “Description of the Business - Risks of the Business - Uncertainty in the Estimation of Mineral Reserves and Mineral Resources”.

EXHIBIT 99.1

Mining Operations

The Chapada Mine is a traditional open pit truck/shovel operation that has been in continuous operation since 2007. There are two main open pit mining areas to be developed on the property, Chapada and Suruca. Chapada includes the Chapada main pit, Cava Norte pit, Corpo Sul pit, Sucupira and Baru pushbacks, and the Chapada SW pits. Current production is entirely from Chapada. The Suruca project area includes Suruca Oxide and Suruca Sulphide gold Mineral Reserves.

The Chapada Mine is located in gently undulating terrain at elevations between 340 MASL and 400 MASL. The Chapada open pit, which is currently being mined, has ultimate design dimensions of approximately 8.0 km along strike, up to 1.5 km wide, and 420 m deep. The Suruca open pit will be located approximately seven kilometres northeast of the Chapada open pit. Final pit dimensions for Suruca will be approximately two kilometres along strike and about one kilometre wide.

The processing plant is located at the northwest end of the Chapada pit rim. The tailings storage facility is located to the northwest of the Chapada open pit. The reserves pit crest is offset 100m from the final tailings storage facility design.

The LOM plan is based on Mineral Reserves, as of December 31, 2018. At the current processing rate of 24 Mtpa, the mine life is 28 years. However, Yamana is currently studying various opportunities to increase the processing rate to as much as 32 Mtpa. The ore stockpile will be processed intermittently throughout the mine life, with the remaining stockpile being reclaimed in the final three years of operation.

Processing and Recovery Operations

The Chapada Mine treatment plant processed an average of 63,000 tpd in 2018 with average copper and gold recoveries of 82% and 63% respectively.

The first step of the process occurs in the two parallel crushing circuits. The primary crushing system consists of an in-pit gyratory crusher in series with a roll crusher and a jaw crusher in parallel. Crushing is followed by grinding in a semi-autogenous (SAG) mill followed by a ball mill. The ore is then sent to the flotation, thickening, and filtration processes. The tailings are placed in a tailings storage facility, where the embankments are constructed using the coarser material from the grinding plant.

The Suruca oxide gold deposit is currently being planned for processing through a heap leach. A feasibility study was completed for the Suruca oxide project in early 2018 and Yamana is currently assessing the project within the context of the Chapada complex. Suruca sulphide ore is currently being planned to be processed through the existing Chapada plant, with some modifications, at the end of the Chapada mine life. However, there is also an option to construct a standalone CIL or CIP plant for processing the sulphide ore. Conceptual studies are ongoing.
Conceptual studies have been completed to expand the Chapada processing plant capacity to 28 to 32 Mtpa. A feasibility study for this expansion project is scheduled for completion in mid 2019.
Infrastructure, Permitting and Compliance Activities

Chapada currently operates one open pit mine and process plant and has all the required infrastructure necessary for a mining complex including:

•
Open pit mine and mine infrastructure including truck shop, truck wash facility, warehouse, fuel storage and distribution facility, explosive’s storage and magazine sites, and electrical power distribution and substations to support construction projects and mine operations.

•	A conventional flotation mill for processing sulphide ore and mill infrastructure including assay laboratory, maintenance shops, and offices.

•	Mine and mill infrastructure including office buildings, shops, and equipment.

•	A tailings storage facility comprising a raised dam constructed with cyclone tailings with capacity for three years and plans for further expansion.

•	Local water supplies as required.

•	Electric power from the national grid.

•	Haulage roads from the mines to the plant.

•	Stockpile areas for high grade and low grade ore.

•	Maintenance facilities.

•	Administrative office facilities.

•	Core storage and exploration offices.

EXHIBIT 99.1

•	Access road network connecting the mine infrastructure to the town site and to public roads.

Yamana has all the environmental permits required to operate the Chapada mine and process plant. Additional permits are occasionally required for expansion or construction projects. The mine life for Chapada Mine is currently 28 years, until 2046. The closure plan consists of two major types of activity: decommissioning and rehabilitation. Decommissioning involves permanently ending the mining and mineral processing operations and removing all the equipment and facilities that are not destined to remain in place for future use. Reclamation includes reclaiming the mine site to other sustainable uses as defined in closure management plans.

Yamana is very active in engaging the local community with a series of cultural, social, and economic programs.

Capital and Operating Costs

LOM capital costs include capital projects, sustaining capital, and closure costs. LOM expansionary capital costs for Chapada are approximately $15 million. This includes upgrades to the concentrator, specifically an expansion to the scavenger flotation circuit to improve metallurgical recoveries for gold and copper. This is referred to as Phase 1. Phases 2 and 3, not included in the forecast for LOM expansionary capex, consider an expansion to the throughput rate of the concentrator (Phase 2) and a push-back to the pit wall for the development of the Sucupira deposit (Phase 3). Phases 2 and 3 are currently the subject of a feasibility study with completion scheduled for mid 2019. The preliminary estimate for expansionary capex for combined Phases 2 and 3 is $264 million. LOM sustaining capex is expected to be approximately $309 million. This amount does not include capitalized waste mining, which could add significantly to the total although presently is not included as the Company is focussed on exploration and development of more recently discovered higher grade areas. Updated and detailed capital cost estimates for Phases 2 are 3 will be provided with the 2019 feasibility study. Closure costs, exploration capex, and working capital are excluded from these capex estimates.

While there are significant opportunities that may reduce such expenditures, including capitalized waste mining, or otherwise improve production and cost, which include exploration discoveries in higher grade zones, improvements to recoveries above those presently assumed, in light of better actual recoveries than planned, and bringing higher grade areas into production sooner than in the current mine plan, at this time these are only at the evaluation phase.

LOM average unit operating costs are $8.01 per tonne processed, consisting of mining, processing, and site general and administrative costs.
Operating costs are tracked and well understood as the mine has been in production since 2007. Operating costs are estimated for the LOM in 2019 US dollars. All in unit operating costs are $8.01 per tonne processed, consisting of mining, processing, and site general and administrative costs.

Exploration, Development and Production

The Chapada Mine is divided into 37 claims covering 43,866.31 ha held in the name of Mineração Maraca. The Suruca deposit is located on claim numbers 860.708/2009 and 860.595/2009 (both Application for Mining Licences), totalling 845.75 ha. The Chapada and Corpo Sul deposits are located on claim numbers 808.931/1994, 808.923/1974, and 860.273/2003 (all Mining Licences) encompassing 3,830.19 ha.

Production at the Chapada Mine in 2018 consisted of 129.2 million pounds of copper, 121,003 ounces of gold and 281,557 ounces of silver contained in concentrate compared to 127.3 million pounds of copper, 119,852 ounces of gold and 252,748 ounces of silver contained in concentrate in 2017.

The Company completed a total of 40,759 metres of drilling in 194 holes over the course of the year ended December 31, 2018. The 2018 drilling campaign was focused in two main goals: (i) delineation of Baru to reduce the stripping ratio of the Sucupira ore body, also contributing to the inclusion of additional Mineral Reserves to the Sucupira pit; (ii) define new near surface targets, highlighting the discovery of Baru NE located only 500 mts from Chapada plant.

Several initiatives are underway to improve the performance of the Chapada processing plant. Following from the success of the optimization projects in 2016 and 2017, which has resulted in increased copper and gold recoveries, in 2018 Chapada commenced the next phase of the optimization, involving an expansion of the scavenger circuit. Commissioning is scheduled for the second quarter of 2019 and the project is expected to increase copper and gold recoveries by a further 1.5% to 2%. In addition to this, Chapada is assessing options to increase processing capacity to 28 to 32 Mt per year, with a Feasibility Study scheduled for completion in mid-2019.

EXHIBIT 99.1

With the availability of more funds for exploration, further opportunities could arise, and while the exploration effort at Chapada is efficient and has been successful, the Company would consider allocating more funds for exploration and development efforts on achieving improvement to its financial flexibility.

Please refer to the section “Cautionary Note Regarding Forward-Looking Statements.”

El Peñón Mine

Unless otherwise stated, the information, tables and figures that follow relating to the El Peñón Mine are derived in part from, and in some instances are extracts from, the technical report entitled “Technical Report on the El Peñón Mine, Antofagasta Region, Northern Chile” dated March 2, 2018 (the “El Peñón Report”), prepared by or under the supervision of (the “El Peñón Qualified Persons”) Holger Krutzelmann, P.Eng., Normand Lecuyer, P.Eng. and Chester M. Moore, P. Eng., of RPA. The technical information contained in this section of the annual information form, other than the technical information set forth above under the heading “Mineral Projects - Summary of Mineral Reserves and Mineral Resources Estimate”, has been reviewed and approved by the El Peñón Qualified Persons, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the El Peñón Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company’s SEDAR profile at www.sedar.com.

Property Description, Location and Access

The El Peñón Mine is located in the Atacama Desert in northern Chile, approximately 165 kilometres southeast of Antofagasta. Yamana owns 436 individual mining claims comprising an area of 90,087 hectares covering the El Peñón Mine, the Fortuna area and surrounding exploration lands. The Company became the 100% owner of El Peñón when it completed the final step of the acquisition of Meridian Gold Inc. (“Meridian”) on December 31, 2007. The mine operates on a year round basis. Antofagasta is the principle source of supply for the mine. It is a port city with a population of 380,000 and daily air service to Santiago. The mine is accessible by a paved road, with travel time from Antofagasta to the mine being approximately 2.5 hours.

Minera Meridian Limitada enjoys tax and royalty stability due to article 11 of Decree Law DL 600 Foreign Investment Statute until 2018. At the present time, the mine is subject to a 5% royalty payment calculated over the annual taxable income in accordance with Law 20.026/2005.

At the El Peñón Mine, the Company holds all the necessary environmental licenses and permits to operate the mine. RPA is not aware of any environmental liabilities on the property and is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the work on the property.

History

The discovery of El Peñón was the result of successful grassroots exploration carried out by geologists of FMC Gold Company (“FMC Gold”), predecessor to Meridian, through the early 1990s. Drill programs executed from 1993 through 2007 and prior to Yamana’s purchase of Meridian, Meridian and its predecessor FMC Gold completed 962,550 meters of exploration drilling and 616,909 meters of infill drilling. This work outlined approximately 5.5 million GEO of gold and silver resources that contained approximately 3.4 million ounces GEO of gold and silver reserves. In July 1998, Meridian made the decision to place the property in production, and construction on a 2,000 tpd mine and mill facility commenced later that same year. Production began in September 1999, ramping up to full capacity by January 2000 and has continued to the present day, continuously extending its mine life through exploration.

Since September 1999, the operation has run continually at design and increased capacity, treating both open pit and underground ore. As of December 31, 2018, the mine has produced approximately 18,053,200 tonnes of ore grading 8.94 g/t Au and 234.99 g/t Ag, as shown in the table below.

EXHIBIT 99.1

Historical Mine Production to December 31, 2018
Year	Tonnes	Au Grade (g/t)	Ag Grade (g/t)
1999	369,290	13.96	215.08
2000	640,045	14.71	215.43
2001	707,199	18.92	300.08
2002	582,478	17.89	270.94
2003	542,616	16.40	247.50
2004	568,170	13.90	222.04
2005	734,372	12.35	236.69
2006	861,224	8.71	230.00
2007	968,159	8.17	291.45
2008	1,044,176	6.91	298.70
2009	1,391,486	5.82	289.22
2010	1,413,459	6.23	264.72
2011	1,149,472	8.19	276.07
2012	1,192,495	7.38	220.47
2013	1,219,542	9.19	213.82
2014	1,252,689	7.51	192.07
2015	1,072,009	6.02	179.98
2016	1,303,154	5.50	171.07
2017	1,041,199	5.05	148.33
2018	1,103,835	4.53	131.32
Total	19,157,069	8.43	221.45

In the later part of 2016, the Company decided to right-size the operation in light of the updated understanding of the mineralization occurring in narrow veins, and in consideration of the amount of mine development and exploration drilling needed to sustain production in excess of 200,000 oz of gold per year. As result of this plan, El Peñón reduced its mine throughput stabilizing production of gold around a target of 150,000 oz per year, and focused on improving mining selectivity and productivity and reducing costs across the operation. The lower throughput also improved processing plant performance, as residence time increased, resulting in higher recoveries.
Since implementation of the new approach, El Peñón has exceeded its targets in 2017 and 2018, providing a sustainable platform for operations and development of the exploration potential aimed to extend mine life.

Geological Setting, Mineralization and Deposit Types

The El Peñón Mine is located in the Central Depression of the Atacama Desert. The region is underlain by Late Cretaceous to Early Eocene magmatic arc rocks, of the Paleocene belt. Rocks in the region consist of basaltic to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks, which extend from southern Peru to central Chile. This belt hosts many epithermal deposits and subvolcanic porphyry systems.

The mineralization at El Peñón is hosted by gently southeast dipping Eocene to Paleocene basaltic to rhyolitic volcanic rocks. The stratigraphic sequence consists of a lower sequence of volcanic breccia and andesitic to basaltic flows, overlain by rhyolitic to dacitic pyroclastic rocks, dacitic to andesitic flows, and volcanic breccia. Mineralization is hosted largely by rhyolitic intrusives, domes, and associated flows that are intercalated with the other volcanic units. The distribution of Cretaceous and Eocene volcanic rocks is controlled by graben structures bounded by north and northeast trending faults. These are steeply dipping regional-scale structures with displacements in the order of hundreds to thousands of metres. The principal direction for late dikes and many of the highest grade mineralized faults is parallel to the bounding faults. Mineralized faults dip steeply eastward on the east side of the property and westward on the west side, in a fashion implying a horst/graben extensional structure. Most of the mining takes place along north-trending veins. A minor but significant component of production has taken place along secondary northeast and northwest striking structures.

The deposits at El Peñón are low to intermediate epithermal gold-silver deposits, hosted in steeply dipping fault-controlled veins. Gold and silver mineralization consists of disseminated electrum, native gold, native silver, silver sulphosalts, and silver halides occurring in a gangue of predominantly quartz, adularia, carbonate, and clay. Electrum is the most common form of precious metals in the deposit and occurs as micron to millimetre-size subrounded and irregular grains. Two phases of electrum are present:

EXHIBIT 99.1

a primary phase, which contains approximately 55% to 65% gold, and a secondary phase, which has resulted from supergene processes that have remobilized silver and which typically consist of over 95% gold.

Sulphide minerals are relatively rare, and this may be due to oxidation, or to an initial low overall abundance such as would occur in a low sulphidation environment. Abundant iron and manganese oxyhydroxides are common with only trace occurrences of relict sulphides. In order of abundance, trace amounts of pyrite, galena, sphalerite, chalcocite, and covellite can be present. Silver sulphosalts are also common in the sulphide zone. Gangue minerals comprise fracture and breccia-filling and replacement quartz, adularia, carbonates, and clay minerals. Vein textures often display crustiform textures, although the highest grade gold-silver mineralization is reported to be associated with massive banded quartz-adularia. Gangue minerals occur as open space filling as well as replacements of primary host rock mineral phases.

There are thirteen main vein zones and many subsidiary veins in nine vein systems that have supported, support currently, or are planned to support surface and underground mining operations. The veins strike predominantly north-south and dip steeply to the east and west. North-northeast to northeast-striking fault zones are also host to mineralized zones, and there are numerous secondary veins striking northeast and northwest, the relative proportion of the overall deposit is small. The principal mineralized veins are Abundancia/Paloma, Angosta, Al Este, Bonanza, Borde Oeste, Cerro Martillo/Dorada, Dominador, El Valle/Discovery Wash, Esmeralda/Esperanza, Fortuna, Laguna, Martillo Flats, PAV, Pampa Campamento, Playa, Providencia, Quebrada Colorada, Quebrada Orito, Sorpresa, Ventura, Veta North-West and Vista Norte

The deposit comprises several individual tabular, steeply dipping zones or shoots that are amenable to mining by both underground and surface methods. Vein widths range from decimetre-scale to over 20 metres. Individual mineralized shoots measure from less than one kilometre to four kilometres in strike length, and up to 350 metres in the down-dip direction. Gold grades range up to hundreds of grams per tonne but are more typically less than 30 grams per tonne. Silver grades are in the order of hundreds to thousands of grams per tonne.

Exploration

Regional exploration focusing on Early to Mid-Eocene volcanic belts in northern Chile led to the acquisition of the El Peñón Mine in 1993. Trenching carried out that year, followed by a 13-hole drilling program, discovered significant gold and silver mineralization. The next year, the first hole of a follow-up program intersected 100 metres grading 10.9 grams per tonne of gold and 123.4 grams per tonne of silver in what eventually became the Quebrada Orito deposit.

Exploration has been successful in expanding the footprint of mineralization at site through programs of geologic mapping, geochemistry, geophysics, and abundant surface and underground drilling within the northeast trend, starting at the El Peñón area, with Quebrada Orito in the southwest and ending with Angosta in the northeast. Exploration has also defined satellite deposits at Fortuna, Laguna to the west and the PAV area located to the northeast of El Peñón, respectively.

Drilling

Systematic testing of the gold-bearing zones was started by Meridian in 1993 and continues to the present. Exploration work has continued in order to develop drill targets to replace Mineral Reserves. Drilling is carried out on a nominal 60 metres x 60 metres pattern, with infill holes drilled on a 30 metres x 30 metres pattern. Preliminary Mineral Resource estimates are made using the drill information. Later, the estimates are refined using chip sample assays collected from the underground development. Underground definition drilling is completed on a 30 metres x 30 metres spacing where required and some drilling is carried out on a 15 metres x 15 metres pattern if needed for grade control purposes, and to aid in resolving local structural complexities. Short test holes are also used to locate veins to assist mining and grade control.

Surface drilling is mostly reverse circulation (“RC”), with at least one diamond drill hole per 30 metres section. Often, holes are collared with RC equipment, until the hole is almost in the zone, and then changed over to diamond core. Some are cored for the entire length. Core size is HQ (63.5 millimetres core diameter), sometimes reduced to NQ (47.6 millimetres diameter). RC holes are drilled with 146 millimetres diameter equipment, which produces a hole approximately 152 millimetres in diameter.

During the period of 2011 through the end of 2017, Yamana has executed exploration, infill and ore delineation programs in all sectors of the current mine extents. This work discovered new veins such as Providencia NW, Aleste Sur, Dorada Sur, Ventura and extended Bonanza to the north and south. During 2016, Yamana drilled 149,488 metres distributed in 474 holes focused on discovering near mine mineral extensions proximal to the Quebrada Colorada, Bonanza, Providencia, Aleste and other vein structures, exploration of near mine targets including Borde Este, Providencia Sur, link structures between Quebrada Orito and Pampa Campamento, Tanque de Agua and Tostado and infill drilling of inferred resources. The district exploration program completed 26,056 metres distributed in 50 holes testing geologic and geophysical targets at Chiquilla Chica, Cerro Monono, Tres

EXHIBIT 99.1

Tontos Norte and other targets.

To the end of December 2018, over 3,000,000m of drilling has been completed at the El Peñón Mine and in the Fortuna, El Peñón, and PAV blocks. This includes 84, m completed in 2017 (30,700 m exploration and 53,560 m infill drilling), with significant intersections at Aleste SS, the Dorada veins, Esmeralda and Martillo vein systems. The exploration program in 2018 successfully replaced mining depletion.

Sampling, Analysis and Data Verification

Samples are taken by surface and underground drilling and by panel sampling of mine headings. Surface drilling typically is carried out to trace the structures and estimate Mineral Resources. Mine sampling comprises both definition diamond drilling as well as sampling of development headings for grade control. The exploration samples consist of RC cuttings and half-core splits of diamond drill core. The mine samples are drift face panel samples and whole drill core.

Exploration RC samples are taken at two-metre intervals outside and one-metre intervals inside a mineralized zone. The drillers take two samples from every interval, splitting the cuttings with a rifle-type sampler. Samples are placed in plastic bags and transported to the sample preparation facility. One sample is kept for reference and the other is prepared for analysis. Specimens are also collected in chip trays for logging.

Surface drill core is delivered to the logging and sampling facility located near the mill/office complex. Core is logged and marked for sampling by the geologist. Sampling technicians photograph the intact core, split the core samples, place them in plastic bags, and deliver them to the sample preparation facility.

Mine drill hole samples are collected in the same fashion as exploration holes, except that they are delivered to the mine site laboratory.

Each underground drift face is mapped and sampled by the grade technicians. Samples comprise chips taken from panels measuring approximately one metre high and a maximum of one metre wide. Minimum sample widths are 30 centimetres in the vein and 50 centimetres in the waste. Boundaries to the sampled areas are placed at vein contacts and major structures. The sample sizes are constrained to between five kilograms and nine kilograms.

The geological technicians measure the distance and direction from the nearest survey station to the sampled interval. The samples for each face are rendered as linear strings of samples in a fashion similar to drill holes (pseudo-drill holes). The “collar” of the drill hole is the left-hand end of the sample string. The “azimuth” is approximated as the direction parallel to the drift face. Sample lengths are projected to the face onto a linear trace of the pseudo-drill hole to account for irregularities or curvature of the face.

El Peñón uses Geo Assay Group (Geo Assay), located in Antofagasta, as the primary laboratory and Intertek Minerals (Intertek) located in Copiapó, as secondary laboratory for all assaying of the surface and underground exploration and infill drilling. Both laboratories are independent of Yamana. Pulp samples are sent for analysis in sealed batches by truck/air. The internal laboratory at El Peñón handles all production samples from the mine, and samples taken at the plant. The internal laboratory results are checked and validated with Geo Assay and Intertek (ISO/IEC 17025).

Geo Assay, Intertek, and the mine laboratory (ISO/IEC 17025-2005 for doré analysis) use the same preparation protocol, which is summarized below:

•	Samples are received and dried two hours at 105°C

•	Jaw crushing to -6 mm (1/4”).

•	Boyd crushing and screening; recycling until 80% -2 mm (10#).

•	Rotary splitting to 1000 g.

•	LM2 pulverization to 95% -140#.

•	Manually split with small scoop to 250 g.

Samples submitted to external laboratories are assayed by fire assay with atomic absorption finish. If gold or silver grades are higher than 5 g/t or 250 g/t respectively, assaying is repeated with a gravity finish. If RC duplicates show large differences, a screen fire assay is made.

At the internal laboratory, standard fire assaying with a gravity finish is used. The charge for fire assaying is 50 g. Silver is parted using nitric acid.

EXHIBIT 99.1

In 2014 and 2015, samples were analyzed at Acme Analytical Laboratories Ltd. (Acme) (ISO 17025:2005) with secondary samples submitted to SGS Laboratories (ISO 9001: 2008). In 2016, samples were analysed at Geo Assay with secondary samples submitted to SGS Laboratories (ISO 9001: 2008). Secondary samples were shipped to Intertek in 2017.

Yamana has designed and implemented a QA/QC program with action items, including re-assaying of entire batches, in the event that blank or CRM samples returned assay values outside predefined limits of acceptability. RPA has examined the QA/QC results for 2014, 2015, 2016 and 2017 for the various sample streams at El Peñón.

All the CRMs were made with El Peñón materials and prepared in qualified commercial laboratories or were purchased in packages from CDN Resource Laboratories. The results of the CRM analyses show acceptable performance and analytical control.

Sample security is considered adequate since all samples are collected and prepared in secure sites and transported by Yamana personnel and/or selected contractors.

Mineral Processing and Metallurgical Testing
See below under “ - Mining Operations”.
Mineral Resource and Mineral Reserve Estimates

See “- Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”.

The methodology of estimating Mineral Resources includes:

•	Statistical analysis and variography of gold and silver values in the assay database as well as on sample composites.

•	Construction of a block model using Vulcan software.

•	Grade interpolation using kriging method, and inverse distance squared (ID2) method for veins which did not have sufficient data to calculate variograms.

All Mineral Reserves are estimated using modern software programs. Vulcan is the general mine package used in conjunction with Microsoft Excel and AutoCAD.

The economic value of each potential mining outline is calculated using forecast long-term prices per ounce of gold and per ounce of silver, using diluted tonnes and grades, as stated in the “- Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”. Net block values are weighed against forecast costs and metallurgical recoveries for each potential mining outline. These combined economic revenue and cost models are part of the Selective Mining Unit (“SMU”) models.

The procedure for determining the Mineral Reserve blocks for Proven Mineral Reserves and Probable Mineral Reserves is summarized below:

•	The geological interpretation and Mineral Resource estimation is supplied by the geology staff.

•	An SMU is determined based on the mining method employed, geomechanical rock properties, dilution expected, and the block values.

•	SMU solids are designed in Vulcan and AutoCAD.

•	Additional economic criteria are applied which include metal prices, operating costs, and recoveries.

•	Blocks are analyzed for inclusion into the LOM plan.

•	If the value of the mining block is positive, then a development cost analysis is applied to the block before final inclusion in the LOM plan.

Please also refer to “Description of the Business - Risks of the Business - Uncertainty in the Estimation of Mineral Reserves and Mineral Resources”.

Mining Operations

Mining Method and Metallurgical Process

The primary mining method is an underground bench and fill method and all access to the veins is by ramps and crosscuts.

EXHIBIT 99.1

Veins are separated by a distance of 100 metres to 500 metres. The application of this method will vary between veins, but it is usually applied to sublevels spaced between 10 metres and 18 metres. Vein dips are steep and the bench drifts are built along the strike of the vein. A top access drift is driven for drilling, and a bottom access drift is driven for ore extraction. Depending on the vein width, the access drift dimensions are generally 3.5 metres wide by 4.0 metres high. Both the drill access drift and the lower ore extraction drift are grade-control sampled every drill, blast, load and haul cycle.

For design and operating, the typical parameters for the SMU are for stope dimensions of one metre to six metres width by six metres to 16 metres height by 15 metres length. Vein widths will dictate how much dilution will be realized during the mining of the stope.

Options to reduce the mining dilution are either to use narrower stope widths or employ a resueing mining method. Resue (split blasting) mining consists of mining the ore first in a drift, and then blasting and loading just enough width to allow for mining equipment access. If narrow stope widths are used to reduce dilution, then smaller equipment is needed to work in the narrower underground openings.

Once the drifts are established and the required ground control support is applied, the production stoping of the ore body commences. Backfilling is performed after the stope is mined out.

El Peñón has employed open pit mining in the past. There are no significant open pits planned for the El Peñón veins, but small tonnages of near-surface, lower-grade material may be mined in the future to provide additional mill feed.

All underground mining drift, cross cut, and stope areas are first approved by El Peñón geotechnical staff before any full scale production commences. Monitoring of the production stopes and development areas is also performed by the geotechnical staff. Typical ground support includes, but is not limited to, split-set bolts, resin bolts, wire mesh and shotcrete.

The El Peñón processing plant has been modified with the potential to increase production capacity to approximately 4,350 tpd of stockpiled and mined ore, or 1.59 million tonnes per year. Yamana has accomplished this by steadily increasing throughput through the addition of new equipment to the process plant. However, in the context of the rightsizing plan that took place in late 2016 and was put into operation in 2017, Yamana does not use the full treatment capacity of the plant and instead the focus has changed to take advantage of the increased residence time to improve recoveries for both gold and silver and reduce operating costs. The lower throughput provides the optionality to operate with one or two grinding mills, maximizing throughput when called by the mine plan. In 2018, the plant processed an average of 3,024 tpd.

ROM ore is dumped from a 7.0 m3 capacity front-end loader (CAT 988H) through a 600 mm square-grid grizzly into 100 t capacity hopper. A 1,500 mm wide apron feeder is used to transfer ore from the dump hopper to the jaw crusher. Fine material is collected and transported directly to the conveyor belt that carries primary crushed material. Coarse material is fed into a 950 mm x 1,250 mm jaw crusher that produces a product with P80 of 63.5 mm. Crushed material is transported by a conveyor belt into a 1,500 t capacity bin. Additionally, an auxiliary crushing product stockpile is located to the northwest of the bin. The stockpile has a capacity of 10,800 t and covers an area of approximately 40 m x 60 m.

The ore stored in the bin is transported by a variable speed 250 tonnes per hour (tph) capacity mill feed conveyor belt to a transfer chute that discharges onto the belt that feeds the semi-autogenous grinding (SAG) mill.
Pebbles from the SAG mill are crushed in a pebble crusher. Cyanide solution and lime are added in the grinding circuit. The grinding mills are in closed circuit with hydrocyclones.

The grinding circuit product, the cyclone overflow at a nominal P80 of 150 ìm, is sent to a thickener where the solution is thickened to 50% solids with the underflow reporting to a cyanide leaching circuit. The thickener overflow is sent to the unclarified solution tank. The leaching circuit product is sent to a counter current decantation (“CCD”) circuit.

The precious metals are recovered in a zinc precipitate Merrill-Crowe process. The overflow solution from the first CCD thickener is sent to the mill solution storage tank or alternatively to the unclarified solution tank. Mill solution is recycled to the SAG mill.

Unclarified solution is sent to the clarification circuit where it is filtered ahead of reporting to the pregnant solution tank. Some additional equipment was added to the clarification circuit in 2009. The solution is then de-aerated in a vacuum tower and zinc dust is added ahead of pressure filters. A pre-coat filter aid is added ahead of the filters as well as the clarification filters. Gold and silver are precipitated on the zinc dust which is collected from the pressure filters and calcined in a mercury retort to remove contained mercury. The calcined precipitate is then smelted in a tilting furnace with slag making additives to make doré bars containing approximately 2.1% gold and 97.9% silver.

EXHIBIT 99.1

The thickened solution from the 4th thickener underflow in the CCD circuit is sent to a surge tank and then the contained water is removed by belt filters. The filtered product at approximately 20% solids is sent to the dry tailings impoundment area.

The number of processed tonnes are based on weightometer readings that are located on the SAG mill feed conveyor and at the tailings discharge point. Daily analytical results from samples of plant solutions and tailings discharge are used to calculate plant metallurgical performance. Metal sales and inventory contained in the circuit and refinery are determined at the end of each month and appropriate adjustments are made. From this information, the mill reports the back-calculated head grades of the mill feed.

Average metallurgical recoveries of gold and silver in 2018 were 94.1% and 83.6% respectively.

Processing and Recovery Operations
Please see above under “Mining Method and Metallurgical Process”.

Infrastructure, Permitting and Compliance Activities

Surface infrastructure at El Peñón comprises a physical plant site, including administrative office complex and associated facilities, accommodation complex, open pit and underground mines, the mill and associated facilities such as the laboratories, ore stockpiles, waste dumps, coarse ore storage, workshops, warehouses, and dry facilities. Underground infrastructure includes portals, access ramps, ventilation raises, maintenance shops, and mobile equipment fleet.
Minera Meridian Limitada enjoys tax and royalty stability due to article 11 of Decree Law DL 600 Foreign Investment Statute until 2018. At the present time, the mine is subject to a 5% royalty payment calculated over the annual taxable income in accordance with Law 20.026/2005.
In addition, a 2% Net Smelter Return (NSR) royalty is payable to Maverix Metals Inc. as agreed as part of the purchase of the Nado claims covering the Fortuna area. A 2% NSR is also payable to Soquimich Comercial SA for claims Providencia 1, 2, 3, 4, 5 and claims Dominador 1, 2, 4. These claims are also located in the Fortuna area. No further mining activities are planned in the areas covered by these claims.
In 2015, El Peñón received a national safety award which recognized the mine as the top performer (out of 900 Chilean companies) in Health & Safety. The voting committee was comprised of the Ministry of Labor, National Union representatives, Industrial and Construction Associations and Universities, among others.
Capital and Operating Costs

The total capital expenditures estimated by Yamana for the LOM operations are $141 million. These costs include mine and plant costs as well as administration capital and reclamation and closure, but do not include working capital, capitalized exploration, or any future expansions. The exploration budget is $43 million between 2019 and 2021 and Yamana considers additional discretionary funding to the program based on results. Operating costs are forecast to average $160 per tonne milled over the next three years.

Canadian Malartic Mine

Unless otherwise stated, the information, tables and figures that follow relating to the Canadian Malartic Mine are derived from, and in some instances are extracts from, the technical report entitled “Technical Report on the Mineral Resource and Reserve Estimates for the Canadian Malartic Property” dated August 13, 2014, and effective June 16, 2014 (the “Canadian Malartic Report”), prepared by or under the supervision of Donald Gervais, P.Geo., Christian Roy, Eng., Alain Thibault, Eng., Carl Pednault, Eng. and Daniel Doucet, Eng. Donald Gervais, P. Geo., of the Canadian Malartic General Partnership (“Canadian Malartic GP”) has reviewed and approved the technical information contained in this section of the annual information form, and is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Canadian Malartic Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company’s SEDAR profile at www.sedar.com.

EXHIBIT 99.1

Property Description, Location and Access

The Canadian Malartic property, including the Canadian Malartic Mine is located approximately 25 kilometres west of the City of Val-d’Or and 80 kilometres east of City of Rouyn-Noranda. The property lies mostly within the town of Malartic. It straddles the townships of Fournière, Malartic and Surimau. At December 31, 2018, the Canadian Malartic Mine was estimated to have Proven and Probable Mineral Reserves containing approximately 2.8 million ounces of gold comprised of 78.8 million tonnes of ore grading 1.10 grams per tonne (representing the Company’s 50% interest). See “- Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”.
The Company acquired its 50% interest in the Canadian Malartic property on June 16, 2014 through its joint acquisition of Osisko with Agnico Eagle.
The Canadian Malartic mine operates under mining leases obtained from the Ministry of Energy and Natural Resources (Quebec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Quebec). The Canadian Malartic property is comprised of the East Amphi property, the CHL Malartic prospect, the Canadian Malartic mine and the Fournière, Midway and Piche Harvey properties. The Canadian Malartic property consists of a contiguous block comprising one mining concession, six mining leases and 272 mining claims. Expiration dates for the mining leases on the Canadian Malartic property vary between March 23, 2019 and July 27, 2037, and are automatically renewable for three further ten year terms upon payment of a small fee.
The Canadian Malartic Mine can be accessed either from the City of Val-d’Or in the east or from Rouyn‑Noranda in the west via Québec provincial highway No. 117. A paved road running north-south from the town of Malartic towards Mourier Lake cuts through the central area of the Canadian Malartic Mine. The Canadian Malartic property is further accessible by a series of logging roads and trails. The Canadian Malartic property is also serviced by a rail-line which cuts through the middle of the town of Malartic. The nearest large airport is located in the City of Val-d’Or, about 25 kilometres east of the Canadian Malartic Mine.
A 135 metre wide buffer zone has been developed along the northern limit of the open pit to mitigate the impacts of mining activities on the citizens of Malartic. Inside this buffer zone, a landscaped ridge was built primarily using rock and topsoil produced during pre‑stripping work.
The Canadian Malartic mining claims give the Canadian Malartic GP the right to explore for mineral substances on the subject land; the mining leases give the Canadian Malartic GP the right to mine mineral substances on the subject land; and the mining concession gives the Canadian Malartic GP the right to mine mineral substances and with surface rights limited to those necessary for mining activities on the subject land. Expiration dates for the mining leases on the Canadian Malartic property vary between March 23, 2019 and July 27, 2037, and are automatically renewable for three further ten year terms upon payment of a small fee.
Following the joint acquisition of the Canadian Malartic Mine by the Company and Agnico Eagle, most of the mining claims are subject to a 5% net smelter return royalty payable to Osisko Gold Royalties Ltd. (“Osisko Gold Royalties”). The mining claims comprising the CHL Malartic prospect are subject to 3% net smelter return royalties payable to each of Osisko Gold Royalties and Abitibi Royalties Inc. In addition, of the 205 mining titles constituting the Canadian Malartic property, 101 are also subject to other net smelter return royalties that vary between 1% and 2%, payable under varying circumstances. In 2018, the Canadian Malartic GP, operator of the Canadian Malartic mine, paid C$71.9 million in the aggregate with respect to these net smelter return royalties, and expects to pay approximately C$62.8 million in 2019.
As of December 31, 2010, the Canadian Malartic Mine had received all formal government permits required for its construction and related activities, with the exception of the authorization for the mill and mine operations. The official certificate of authorization for the mill and operations was granted on March 31, 2011, at which point the Canadian Malartic Mine was fully permitted.
History
Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic property began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, Osisko Mining Corp. (“Osisko”) acquired ownership of the original Canadian Malartic property in 2004. In the next three years, Osisko acquired the claims covering the former Barnat-Sladen mine (1938-1970 & 1976-1979), the East Malartic mine (1938-1983) and the East Amphi mine (1998-1999 & 2006-2007) to create the actual Canadian Malartic property. Based on a feasibility study completed in December 2008, Osisko completed construction of a 55,000 tpd mill complex, tailings impoundment area, 5 million cubic metre polishing pond and road network by February 2011 and the mill was commissioned in March 2011. The Canadian Malartic Mine

EXHIBIT 99.1

achieved commercial production on May 19, 2011. From 2011 until December 31, 2018, the Canadian Malartic mine produced 4.09M ounces of gold and 4.14M ounces of silver from 138.8M tonnes of ore grading 1.03 grams of gold per tonne and 1.25 grams of silver per tonne.
During the period from 1935 to 1983, the Canadian Malartic, Barnat/Sladen and East Malartic mines produced a total of 5,545,000 ounces of gold and 1,854,300 ounces of silver, mostly from underground operations. Two small open pits (Buckshot and Mammoth) were excavated at the Barnat and East Malartic mines, to recover mineralization from crown pillars after the backfilling of underground stopes.

Gold production statistics for the Canadian Malartic, Barnat/Sladen and East Malartic mines (from Lavergne, 1985)[1]
	Canadian Malartic Mine	Barnat/Sladen	East Malartic Mine	Total
Years of Production Ore milled (metric tonnes) Au Grade (g/t) Ag Grade (g/t) Gold ounces Silver ounces	1935 - 1965 9,929,000 3.77 2.47 1,203,477 788,485	1938 - 1970 8,452,000 4.73 1.17 1,285,321 317,934	1938 - 1983 18,316,000 5.19 1.27 3,056,251 747,869	36,697,000 4.70 1.57 5,545,050 1,854,288
1 Canadian Malartic Report
Before the acquisition by Agnico Eagle and Yamana in June 2014, the Canadian Malartic mine was previously owned by Osisko Mining Corp. (“Osisko”) (2004-2014). Founded in 1998 by Robert Wares, Osisko tagged this area in early 2004 as a probable porphyry gold system that constituted a high priority acquisition target. The acquisition of the initial claim block (2004) led to the acquisition of a large, unpublished paper database from the old Canadian Malartic mining operations. Digitalisation, compilation and analysis of the large database over the following four months, including logs of over 4,500 surface and underground drill holes, allowed Osisko to refine the geological model for the gold deposit and confirm its bulk tonnage potential. This led to immediate drill-testing of the model and in March 2005, Osisko drilled its first hole at the western extremity of the deposit. Subsequent 2005 drilling (total of 7,400 m) successfully tested N-S sections, establishing the 500 to 700 m width of the deposit to a depth of approximately 250 m. The continued drilling success in 2006 led to additional financings for Osisko, paving the way for a major drill program launched in the fall 2007: a 330,000 m definition drill program on a 30 x 30 m grid, covering the entire deposit and designed to convert the deposit to a NI 43-101 compliant Measured and Indicated (M&I) resource.
In March 2008, a preliminary economic assessment study of the Canadian Malartic Project was filed on the SEDAR website. By September 2008, Osisko had outlined an in situ M&I resource of 7.69 Moz gold (232.2 Mt @ 1.03 g/t Au; 6.42 M in-pit M&I ounces in a US$775 Whittle pit shell and cut-off grade of 0.36 g/t Au), with an additional 0.72 Moz in the Inferred category (Hennessey et al., 2008). The feasibility study was completed by December 2008, outlining Proven & Probable (P&P) reserves of 6.28 Moz gold (183.3 Mt @ 1.07 g/t Au with a lower cut-off of 0.36 g/t Au at US$775/oz) (Runnels al., 2008c). The study recommended a 55,000 tpd milling operation with strip ratio of 1.78 with a LOM of 10 years for 5.4 M oz recovered (85.9% recovery by whole-ore leach). CAPEX was estimated at US$790 million with OPEX at US$320/oz. The year 2009 focused on definition drilling of the South Barnat deposit, representing in good part the eastern extension of the Canadian Malartic deposit where it is truncated by the Cadillac Fault. Approximately 180,000 m were drilled into the Sladen Extension and the South Barnat deposit. In February 2009, the first resource estimate on South Barnat (Belzile, 2009a) added 2.04 M in-pit ounces in the Measured and Indicated categories (37.1 Mt @ 1.71 g/t Au). A second resource estimate was published on June 2009 stating that Osisko had outlined an in situ M&I in-pit resource of 2.04 Moz in a US$775 Whittle pit shell (cut-off grade of 0.36 g/t Au), with an additional 0.07 Moz in the Inferred category (Belzile, 2009b). By January 2010, this new extension was added to the main Canadian Malartic deposit and a new integrated P&P reserve of 8.97 M oz gold (245.8 Mt @ 1.13 g/t Au) was calculated (Belzile and Gignac, 2010). The new reserve was calculated using a US$825 engineered pit shell at a lower cut-off of 0.34 g/t Au.
Meanwhile, the construction permits for the Canadian Malartic Mill and mine site civil works were obtained in August 2009. By the beginning of 2010, construction was well underway and permitting was obtained for a satellite (starter) pit. Construction of a 60,000 tpd mill complex, tailings impoundment area, 5 million cubic metre polishing pond and road network was completed by February 2011 and the mill was commissioned in March 2011. A new reserve estimate was release in March 2011, outlining a P&P reserve of 10.71 M oz gold (343.7 Mt @ 0.97 g/t Au) (Belzile and Gignac, 2011). The new reserve was calculated using a US$1000 engineered pit shell at 0.30 g/t Au lower cut-off. The mine reached commercial production on May 19, 2011 and produced from 2011 to December 31, 2018 a total of 4,086,667 oz Au.

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Production and Mineral Recoveries
Gold and silver production from 2011 to December 31, 2018

Canadian Malartic Mill Gold Production from 2011 to 2018
Year	Tonnes milled (metric tons)	Feed grade (g/metric ton)	Metal Feed (oz)	Metal Recovered (Oz)	Recovery Factor
2011	8,502,323	0.835	228,222	200,137	87.7%
2012	14,046,526	0.962	434,415	388,478	89.4%
2013	18,008,250	0.924	534,706	475,277	88.9%
2014	18,705,550	1.002	602,893	535,470	88.8%
2015	19,089,527	1.048	643,376	571,617	88.8%
2016	19,641,392	1.038	655,342	585,027	89.3%
2017	20,357,605	1.092	714,992	633,461	88.6%
2018	20,483,740	1.199	789,712	697,200	88.3%
TOTAL	138,834,913	1.031	4,603,670	4,086,667	88.8%

Canadian Malartic Mill Silver Production from 2011 to 2018
Year	Tonnes milled (metric tons)	Feed grade (g/metric ton)	Metal Feed (oz)	Metal Recovered (Oz)	Recovery Factor
2011	8,502,323	0.7	191,283	114,130	59.7%
2012	14,046,526	0.76	343,079	230,273	67.1%
2013	18,008,250	1.035	599,480	422,619	70.5%
2014	18,705,550	1.185	712,614	533,315	74.8%
2015	19,089,527	1.272	780,759	600,908	77.0%
2016	19,641,393	1.352	854,019	680,859	79.6%
2017	20,357,605	1.447	947,119	682,169	72.0%
2018	20,483,740	1.746	1,149,746	873,420	76.0%
TOTAL	138,834,914	1.250	5,578,099	4,137,693	74.2%

Geological Setting, Mineralization and Deposit Types
The Canadian Malartic property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake-Cadillac Fault Zone (“LLCFZ”). This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val-d’Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.
The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280° - N330° and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Piché Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies.
The majority of the Canadian Malartic property is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 9.5 kilometre section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by intermediate porphyritic and mafic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.
Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western

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Porphyry Zone occurs 1 kilometre northwest of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 kilometres southeast of the main Canadian Malartic deposit, although the relationship between these zones and the main deposit is presently unknown.
Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1 to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. The gold resource is mostly hosted by altered clastic sediments of the Pontiac Group (70%) overlying an epizonal quartz-monzodioritic porphyry intrusion. A portion of the deposit also occurs in the upper portions of the porphyry body (30%).
The South Barnat deposit is located to the north and south of the old South Barnat (part of Barnat-Sladen) and East Malartic mine workings, largely along the southern edge of the LLCFZ. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic-altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic-altered porphyry dykes and schistose, carbonatized and biotitic ultramafic rocks (north of the fault contact).
Several mineralized zones have been documented within the LLCFZ (South Barnat, Buckshot, East Malartic, Jeffrey, Odyssey, East Amphi, Fourax), most of which are generally spatially associated with stockworks and disseminations within mafic or intermediate porphyritic intrusions.
Exploration
In 2018, 83 holes (74,802 metres) were drilled for definition (conversion) drilling and seven holes (10,976 metres) were drilled for exploration drilling. Exploration expenditures at the Canadian Malartic mine during 2018 were approximately C$5.9 million (50% basis). The main focus of the 2018 exploration program concentrated on lateral and vertical extensions to a depth of one kilometre at the Barnat, Sheehan, Sladen and East Malartic zones.
In 2018, regional exploration on the Canadian Malartic property, other than the pit area, involved the drilling of 107 holes (49,776 metres) for definition (conversion) drilling of the Odyssey Zone and 30 holes (16,925 metres) for exploration drilling in the Midway and 117 Zone targets. Regional exploration expenditures at the Canadian Malartic mine during 2018 were approximately C$5.3 million (50% basis). The main focus of the 2018 regional exploration program concentrated on drill definition of the Odyssey deposit located 1.5 kilometres east of the current limit of the Canadian Malartic pit.
In 2019, the Canadian Malartic GP expects to spend approximately C$4.4 million (on a 50% basis) on exploration drilling.
Drilling
Please see above under “- Exploration”.
Sampling, Analysis and Data Verification
Sampling of gold mineralization from the Canadian Malartic Mine has been essentially limited to the collection of samples of diamond drill core. A limited amount of surface sampling on the property was performed by independent consulting geologists during the summers of 2005 and 2007; these samples were submitted for assay using the same general protocol as that employed for core samples.

All samples are analyzed for gold by ALS Minerals in Val-d’Or, Québec, a laboratory which is certified ISO 9001:2000. Yamana and this laboratory are at arm’s length. Samples are analyzed by standard 50 gram FA with atomic absorption finish and any samples yielding greater than 10 grams per tonne gold are reanalyzed with a gravimetric finish.

All aspects of the sampling method and approach were reviewed by Micon International Limited during its site visit for the Canadian Malartic Report and by Belzile Solutions Inc. during its site visits for the Canadian Malartic Report. The QA/QC procedures for ensuring the security of core samples, the integrity of chain-of-custody for samples and the accuracy of laboratory analyses are in line with current industry practice.

Core samples collected at the drill site are stored in closed core boxes sealed with fibre tape or wire and are delivered to the exploration offices at shift change. All core logging, sampling and storage takes place at the regional exploration office located beside the Canadian Malartic Mine complex. The compound is surrounded by chain-link fence and monitored by closed-circuit video cameras. During the night and week-ends, the compound is monitored every hour by the Canadian Malartic Mine’s security guards.

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Following the logging and core marking procedures described above, the core passes to the sampling facility. At this point, the core is no longer handled by on-site geologists. Core sampling is performed by qualified technicians and quality control is maintained through regular verification by the core shack supervisor.

Core is broken, as necessary, into manageable lengths. Pieces are removed from the box without disturbing the sample tags, cut in half lengthwise with a diamond saw, and then both halves are carefully repositioned in the box. When a complete hole has been processed in this manner, one half of the core is collected for assay while the other half remains in the core box for future reference.

The technician packs one half of the split core sample intervals into vinyl sample bags that are sequentially numbered to match the serial number sequences in the tag booklets used by the core-logging geologists. The blank portion of the triplicate sample tag is placed in the bag with the sample, while the portion marked with the sample interval is stapled into the bottom of the core box at the point where the sample interval begins.

Sealed sample bags are packed into large weaved nylon shipping bags. When full, shipping bags are sealed with tamper-proof, serially numbered, red plastic security tags. Bags are assigned sequential numbers which are matched against the security tags and loaded on sequentially numbered, plastic-wrapped wood pallets. This information is also forwarded to the core shack supervisor.

Aluminum tags embossed with the hole number, box number and box interval (from/to) are prepared and stapled onto the ends of each core box. Core boxes are then moved to permanent on-site storage in steel core racks. Rejects and pulps from the laboratory are sent back to the Canadian Malartic site and stored in large domed structures with limited access.

The core shack supervisor prepares the sample submission form for the assay laboratory. This form identifies the barrels/shipping bags by number, as well as the sequence of samples packed in each. Couriers from ALS Minerals arrive once per day at the core-processing facility to transport the pallets of sealed bags directly back to the laboratories. Once at the laboratory, a manager checks the shipping bag tag integrity.

Mineral Processing and Metallurgical Testing

Please see below under “Processing and Recovery Operations”.
Mineral Resource and Mineral Reserve Estimates

The combined amount of gold in open pit Proven and Probable Mineral Reserves at the Canadian Malartic mine at the end of 2018 was 2.8 million ounces (78.8 million tonnes of ore grading 1.10 grams of gold per tonne), which represents a decrease of approximately 409,000 ounces of gold as compared to the end of 2017, after producing 348,600 ounces of gold (395,141 ounces in situ gold mined). The reduction in Mineral Reserves was principally associated with ore mined during 2018. Open pit and underground Measured and Indicated Mineral Resources at the Canadian Malartic mine decreased by 3.8 million tonnes to 9.2 million tonnes grading 1.48 grams of gold per tonne, primarily due to the re-assignment of the Barnat Deep area Indicated Mineral Resources (which had been assigned to the Canadian Malartic mine in 2017) to the East Malartic deposit in 2018. Open pit and underground Inferred Mineral Resources at the Canadian Malartic mine decreased by 2.1 million tonnes in 2018 to 2.7 million tonnes grading 1.23 grams of gold per tonne, mainly due to the re-assignment of Inferred Mineral Resources at Barnat Deep to the East Malartic deposit, as described above. As at December 31, 2018, the East Malartic deposit has underground Indicated Mineral Resources of 5.3 million tonnes grading 2.13 grams of gold per tonne and underground Inferred Mineral Resources of 22.0 million tonnes grading 1.98 grams of gold per tonne. As of the same date, the nearby Odyssey deposit had underground Indicated Mineral Resources of 1.0 million tonnes grading 2.11 grams of gold per tonne and Inferred Mineral Resources of 11.5 million tonnes grading 2.19 grams of gold per tonne. As of December 31, 2018, the combined underground mineral resources at the Odyssey and East Malartic underground deposits totalled 430 koz of gold in the Indicated mineral resource category and 2.2 million ounces in the Inferred mineral resource category, with East Malartic constrained to a maximum depth of 1,000 metres below surface. All Mineral Reserve and Mineral Resource estimates for Canadian Malartic, East Malartic and Odyssey reflect Yamana’s indirect 50% ownership in the mine. See “- Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”.
Reserve numbers could be affected by permitting process where ounces in excess of three million are subject to CM Extension permit allowance. Please also refer to “Description of the Business - Risks of the Business - Uncertainty in the Estimation of Mineral Reserves and Mineral Resources”.

EXHIBIT 99.1

Mining Operations
Mining at the Canadian Malartic Mine is done by open pit method using excavators and trucks using large scale equipment. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool. The mine production schedule was developed to feed the mill at a nominal rate of 55,000 tpd. The continuity and consistency of the mineralization, coupled with tight definition drilling, which has been confirmed by eight years of mining operations, demonstrates the amenability of the Mineral Reserves and Mineral Resources to the selected mining method.
The throughput at the Canadian Malartic Mine in 2018 averaged 56,120 tpd compared with 55,774tpd in 2017. The increased throughput in 2018 was largely due to mill optimization, additional crushed ore from the portable crusher and mill stability.
Mining and Milling Facilities
Surface Plan of the Canadian Malartic Mine (as at December 31, 2017)

The Canadian Malartic mine is a large open pit operation comprised of the Canadian Malartic pit. The Canadian Malartic Extension Project is continuing according to plan with contributions from the Barnat pit expected to begin in 2019 with more meaningful contributions in 2020. The Canadian Malartic GP continues to work with the Quebec Ministry of Transport and the town of Malartic on the deviation of Quebec provincial highway No. 117 to gain access to the higher grade Barnat and Jeffrey deposits. The final layout and an environmental impact assessment were completed at the end of January 2015. The Quebec Bureau d’audiences publiques sur l’environnement (“BAPE”) issued its report on the Canadian Malartic pit extension on October 5, 2016. The BAPE report concluded that the project is acceptable and provided several recommendations intended to enhance social acceptability. The Québec government issued the decrees authorizing both the pit extension and deviation of highway 117 on April 12, 2017. The authorizing decree is subject to an application for judicial review. In 2018, development activities focused on the

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road deviation of Quebec provincial highway No. 117 continued, including overburden stripping and tailings expansion. The highway deviation is expected to be completed in late 2019, and production activities at Barnat are scheduled to begin in late 2019, following completion of the highway deviation.
Surface Facilities
Surface facilities at the Canadian Malartic Mine include the administration/warehouse building, the mine office/truck shop building, the process plant and the crushing plant. The processing plant has a nominal capacity of 55,000 tonnes of ore per day.
Processing and Recovery Operations
Ore is processed through conventional cyanidation. Ore blasted from the pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and CIP circuits. A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processed via electrowinning and the resulting precipitate is smelted into gold/silver dore bars. Mill tails are thickened and detoxified using a Caro acid process, reducing cyanide levels below 20 parts per million. Detoxified slurry is subsequently pumped to a conventional tailings facility.
Infrastructure, Permitting and Compliance Activities
Most of the required Certificates of Authorization related to the mine extension and highway 117 deviation have been submitted and authorizations have been granted by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Quebec). As per the decrees related to the mine extension and highway 117 deviation, additional Certificates of Authorizations will be required.
In 2015, an action plan was developed and implemented by the Canadian Malartic GP to mitigate noise, vibrations, atmospheric emissions and ancillary issues. Mitigation measures were put in place to improve the process and avoid any environmental non compliance. As a result, over time, the Canadian Malartic GP improved its environmental performance compared to previous years. With respect to activities in 2018, the Canadian Malartic GP received one non-compliance blast notice. The mine’s team of on site environmental experts continues to monitor regulatory compliance in terms of approvals, permits and observance of directives and requirements and continues to implement improvement measures.
On August 2, 2016, the Canadian Malartic GP was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine in the southern sector of Malartic. The class action was certified on May 5, 2017. See “Legal Proceedings and Regulatory Actions” for further details on the class action lawsuit.
Since the spring of 2015, the Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the class action lawsuit. Implementation of the Good Neighbour Guide, which includes a compensation program and a home acquisition program, began on September 1, 2016. Under the compensation program, over 90% of the residents of Malartic have agreed to settle their claims in exchange for the compensation offered by the Company. Compensation offered to eligible residents of the northern sector of Malartic in 2017 was paid in the first quarter of 2018. Compensation offered to eligible residents of the southern sector of Malartic, who are also members of the above‑noted class action, was paid in the third and fourth quarters of 2018 following a final judgment that allowed these residents to individually settle with the Canadian Malartic GP until the end of the class action opt-out period. Compensation offered to both eligible residents of the northern and southern sectors of Malartic in 2018 will be paid in the first quarter of 2019, as the class action opt-out period will not be completed prior to then. To date, 42 residences have been acquired in the southern sector of Canadian Malartic under the acquisition program of the Good Neighbour Guide, of which 16 of them have subsequently been sold under the Canadian Malartic GP’s resale program that was implemented in April 2018.
As part of ongoing stakeholder engagement, the Canadian Malartic GP is in discussions with four First Nations groups concerning a potential memorandum of understanding, which is expected to also include a financial component. As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Company is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.
The original design of the waste rock pile was developed to accommodate approximately 326 million tonnes of mechanically placed waste rock requiring a total storage volume of approximately 161 million cubic metres. The revised design including extension project is set for 740 million tonnes
The expansion of the open pit, with the production from the Canadian Malartic pit extension (Barnat deposit), will increase

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the total amount of tailings to 340 million tonnes over the life of mine. The total capacity of the current tailings management facility is estimated at 230 million tonnes, including a tailings cell authorized by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Quebec) in September 2017. Construction of this cell started in the 3rd quarter of 2017 and began operating in 2018. In addition, the Canadian Malartic GP plans to store tailings in the Canadian Malartic pit at the end of its operations. According to the mine plan between 100 and 150 million tonnes of tailings could be deposited in the pit when mining in the Canadian Malartic pit is completed. Therefore the tailings storage capacity is slightly in excess of the total amount of tailings to be stored.
Regulatory approval for the proposed tailings deposition in the Canadian Malartic pit and the expansion of the currently authorized tailings area are part of the approval process for the Canadian Malartic pit extension (Barnat deposit). At this stage, the Company is awaiting the decision of the Quebec ministry. Golder Associates Ltd. is designing the tailings extension component and have prepared a hydrogeological study to demonstrate that the Canadian Malartic pit would provide a hydraulic trap and contain the tailings with minimum environmental risk. All permits related to the Canadian Malartic pit extension have been received.
An annual hydrological site balance is maintained to provide a yearly estimate of water volumes that must be managed in the different structures of the water management system of the Canadian Malartic mine during an average climatic year (in terms of precipitation). Results of this hydrological balance indicate that excess water from the Southeast Pond may have to be released into the environment. A water treatment plant was commissioned in 2015 to treat the water to be released to the environment to ensure that the water meets water quality requirements. This water treatment plant is reduces the risks associated with surface water management and adds flexibility to the system. Actually, water is discharge into the environment and meets all the water quality requirements, without any necessity for water treatment other than adjustment in pH.
Reclamation and closure costs have been estimated for rehabilitating the tailings facility and waste dump, vegetating the surrounding area, dismantling the plant and associated infrastructure, and performing environmental inspection and monitoring for a period of ten years. The asset retirement obligation is estimated at C$76.7 million. In accordance with applicable regulations, financial guarantees have been provided for these estimated reclamation and closure costs.
Capital and Operating Costs
The Canadian Malartic Extension Project is continuing according to plan and on budget. Expansionary expenditures, on a 50% basis, for the mine extension were $17.0 million in 2017 and $32 million in 2018. On a 50% basis, expansionary capex is expected to be $37 million in 2019, of which $34 million is earmarked for the Extension Project. Exclusions from the capital and sustaining cost estimate include: mine development waste movement, increases to long-term low-grade ore stockpiles, working capital, and project financing and interest charges.
Exploration, Development and Production
Development activities at the Canadian Malartic mine in 2018 were focused on the pit extension and deviation of Quebec provincial highway No. 117. A temporary bridge over Quebec provincial highway No. 117 was commissioned and several milestones were achieved relating to the road construction. Overburden stripping also continued in 2018. Development activities in 2019 are expected to include additional stripping activities in the extension area, topographical blasting, road deviation preparation, old pit and caved areas filling and other field works. See also above under “ -Exploration”.
Since the June 16, 2014 acquisition of Osisko, Agnico Eagle and Yamana have each held a 50% interest in the Canadian Malartic mine. During 2018, Yamana’s share of the Canadian Malartic mine’s payable production was 348,600 ounces of gold and 436,710 ounces of silver from 10,241,870 tonnes of ore grading 1.2 grams of gold per tonne and 1.7 grams of silver per tonne. The Canadian Malartic processing facility averaged 56,120 tonnes per day and operated approximately 95.2% of available time. Gold and silver recovery averaged 88.3% and 76.0%, respectively.
Other Producing Mines

Jacobina Mining Complex

The Jacobina property is located in the state of Bahia in northeastern Brazil approximately 340 kilometres northwest of the city of Salvador. Salvador, the state capital of Bahia, has a population of 2.9 million. The Jacobina Mining Complex (“JMC”) forms a contiguous elongated rectangle extending 155 kilometres in a north-south direction, and varying from 5.0 to 25 kilometres in width. This shape of the claim package is a reflection of the underlying geology with the gold-mineralized host rocks trending along the north-south axis of the property. The property is comprised of 5,954 hectares of mining concessions, a mining claim

EXHIBIT 99.1

covering 650 hectares, and 71,225 hectares of exploration permits and claims. The exploration concessions are renewable on a three year basis and have annual fees ranging from $1.00 to $1.55 per hectare. A significant portion of three of the Jacobina mine concessions are located within the boundary of Parque Sete Passagens or the park buffer zone. Mining is not permitted within the park but the JMC has valid mining concessions issued by the Agência Nacional de Mineração (“ANM”) and the JMC is currently negotiating for access into the park with state government and park officials. On April 5, 2006, Yamana acquired the JMC and exploration projects in the Bahia gold belt through its acquisition of all of the outstanding shares of Desert Sun Mining Corp. The project is owned through Yamana’s wholly-owned subsidiary, Jacobina Mineração e Comércio Ltda. Jacobina does not pay royalties but does pay taxes exclusive to the mineral sector called Compensação Financeira pela Exploração de Recursos Minerais (“CFEM”), also known as known as the Brazilian mining royalty. Access to the property from Salvador is via paved secondary highway to the town of Jacobina approximately 340 kilometres north-northwest. Well-maintained paved roads from the town provide access to the JMC as well as the Pindobaçu deposit.

In terms of property geology, the Bahia Gold belt occupies most of the Jacobina range, where quartzites, metaconglomerates and schists of the Paleoproterozoic Jacobina group constitute a series of north-south, elongated, mountain ranges that rise up to 1,200 metres above sea-level. The longitudinal valleys, bordering the mountains, correspond to deeply weathered ultramafic sills and dikes. The east-west oriented valleys represent weathered mafic to intermediate dikes. Archean tonalitic, trondhjemitic and granodioritic gneiss-dominated basement and related remnants of supracrustal rocks, grouped as the Mairi complex, are found on both flat to slightly hilly areas east of the Jacobina range. At its eastern border and also in a flat landscape, there are the fine-grained biotite gneisses of the Archean Saúde complex. The transition between the hilly and the scarped domains of the eastern border corresponds to the exposures of the Archean Mundo Novo Greenstone Belt.

The Jacobina Group hosts four different major types of gold deposits: conglomerate-hosted (the most important mineralization type in the Jacobina District); quartzite, andalusite schist and metaconglomerate-hosted; ultramafic-hosted; and mafic/intermediate dike hosted.

All required licenses relating to the operation of the mines, mill, and TSF B2 are issued and, where renewals are required, applications are in process. The environmental liabilities include rehabilitation of the old João Belo open pit mine, the old stockpile areas and the tailings facility. Rehabilitation costs are included on an annual basis in the LOM plan and total approximately $48 million by the time of mine closure. There are five public-interest civil actions related to environmental affairs in Jacobina. All of them were filed by the State Prosecutor´s Office and three of them were filed in the last five years. All public-interest civil actions aim indemnification for environmental impacts associated to the operations, accident and alleged non-compliance with the Operational License. The lawsuits are on the first degree of jurisdiction.

Gold production at Jacobina was 144,695 ounces in 2018 compared to 135,806 ounces in 2017.

In 2018, Mineral Reserves were successfully replaced at the Jacobina Mine. An additional 207 koz gold were also converted from Mineral Resources, for a total of 2,099 koz gold at an average grade of 2.34 g/t gold as of December 31st, 2018. This provides a large low-risk foundation for the base case mine plan. With the current reserves, Jacobina is planning to increase production to 150 koz per year by 2020 and sustain that level of production for 13 years. Moreover, Jacobina is currently evaluating options to increase plant throughput and mill feed grades, which present opportunities for increased gold production. In terms of the plant throughput rates, two options are being reviewed. The first considers an increase to 6,500 tpd by 2021 for which capital costs are expected to be modest to deliver a production increase to 165k to 170 koz. The second option considers a larger increase in the plant capacity to between 8,000 to 8,500 tpd which would further significantly increase production. This would require modifications to the existing operating permit, which has an upper limit of 7,500 tpd. Capital and operating costs are under review for both options.

Total Mineral Resources, exclusive of Mineral Reserves, increased by 866 koz of gold in 2018 despite increasing the cut-off grade from 0.5 g/t gold to 1.0 g/t gold. The average Mineral Resource grade increased by 15% to 2.49 g/t gold undiluted.

The Jacobina exploration team was also successful in achieving their main goal for the year, identifying and defining high-grade mineralization close to current infrastructure. Several zones were defined, including down dip of João Belo, Morro do Vento South and in the northern portion, Serra do Corrego and Canavieiras Sul. In 2019, the exploration drilling will continue delineating extensions of these high-grade zones, including south extension of João Belo. The definition drilling program will continue in 2019, to increase confidence in reef geometry and fault locations for sectors planned to be mined within the next three years.

Following the completion of a geotechnical and ground stability studies, the current mining method was optimized in 2017. The optimization consists of repositioning vertical pillars to a staggered design which decreases the number of sill pillars with the result of increased mining recovery while maintaining ground stability. In addition, the new design increases productivity

EXHIBIT 99.1

since access to the same amount of ore will require less waste development. These improvements are also expected to support cost containment initiatives that are currently underway.

The focus of the exploration activities at Jacobina during 2018 was to explore for higher grade mineralization. Targeting was successful at Serra De Corrego, Canaveiras Sul, Joao Belo and Moro do Vento. The main goals of the program are to provide higher than LOM grade Mineral Resources that can support an increased production profile and LOM plan.

Resource infill drilling concentrated on providing better geological definition to Mineral Resources and Mineral Reserves at Canavieiras Sul João Belo and Moro do Vento. Exploration drilling focused on defining new higher grade zones at Serra de Corrego as well as defining new higher grade extensions to mineralization at Canaveiras Sul, Joao Belo and Moro do Vento. These programs have returned positive results showing strong growth in Mineral Reserves and Mineral Resources as well as increasing average grade. The Company will continue to focus on quality ounces rather than quantity as evidenced by its application of minimum width to remove low quality Mineral Resources. Exploration will explore, expand and define higher grade areas on the mine adjacent known infrastructure.

Minera Florida Mine

The Minera Florida Mine is located within the coastal range in the metropolitan region of central Chile, approximately 75 kilometres Southwest of Santiago, near Melipilla City. The property consists of 166 mineral licences, covering a total area of approximately 15,600 hectares. Thirty-six mineral licences cover the mine property including the mine, mill, and other infrastructure. The property is owned by Yamana, and the Pedro Valencia mine is also located within the property boundaries. Mining licences in and around the Pedro Valencia mine area are contained within a rectangular block (2.5 kilometres x 1.5 kilometres) comprising 33 licences. The property also includes some 133 mineral concessions in a large area around the mining licences. The access to the property is by paved road. The total distance from Santiago is approximately 175 kilometres. Electric power is available from the Chilean grid and mining services and suppliers are available locally and in the region.

The area of the Minera Florida Mine is underlain by upper cretaceous volcanic and intrusive rocks. The volcanic rocks comprise porphyritic andesite, brecciated andesite, lithic and crystal tuff, and brecciated tuff. The bulk of these rocks are also affected by a sequence of hydrothermal alteration. The intrusive rocks comprise mainly granodiorites and monzodiorites. Gold mineralization in the Minera Florida Mine area occurs as native gold and electrum associated with sulphide minerals, such as pyrite, chalcopyrite, sphalerite and galena, as well as magnetite. Mineralization is commonly associated with hydrothermal alteration including quartz, adularia, epidote, chlorite, and actinolite. Quartz occurs in four types; as grey siliceous zones, green quartz, translucent quartz, and white quartz. Some veins exhibit metal zoning, with a zinc-rich silver-rich zone in the upper part of the vein, a gold-rich zone in the central part, and a zinc-rich zone in the lower part of the vein. In general, mineralized structures include an inner quartz vein (core) consisting of material exhibiting quartz flooding or massive quartz, surrounded by stockwork of quartz veinlets and/or hydrothermal breccia, both of which are mineralized. Gold mineralization in the Minera Florida Mine area has been identified in four types of rocks, in places adjacent to each other, as follows: (1) silicified crystal tuff; (2) lithic to crystal tuff; (3) brecciated tuff; and (4) porphyritic andesite. There are at least nineteen mineralized veins discovered and partially developed in the Minera Florida Mine area. These veins range from 0.8 metres to 30 metres in thickness, and the average grade ranges from 1.5 grams per tonne of gold to 12 grams per tonne of gold, 6 grams per tonne of silver to 100 grams per tonne of silver, and 0.1% Zn to 1.81% Zn. Many of the mineralized veins at the Minera Florida Mine area do not have a surface expression, but are associated with structures identified by underground diamond drilling.
The underground workings are developed by adits driven from surface. An internal ramp system provides access to the stopes. Sublevel are driven in the veins and mining sequence advances from the top down, with pillars left at regular intervals. Underground mining operations are mechanized, utilizing: articulated haul trucks; electronic hydraulic development and production jumbos; load-haul dumpers; and a number of ground support and service equipment. Ore is hauled using 25-tonne trucks from the mine to a transfer point and 40-tonne trucks haul the ore from the transfer point to the process plant. Waste is transported by 25-tonne trucks.
In addition to the ore processing facility, the Minera Florida Mine has an historic tailings reprocessing facility which can operate at a rate of near 2,500 tpd and consists of repulping stations, grinding, leaching, carbon and zinc flotation circuits. Since the second quarter of 2017, when the first stage of historic tailings was finalized, the company refocused its effort on mining higher grade ore from the mine and increasing the feed grade and recovery of the ore, and has integrated part of this tailings facility with the ore facility increasing overall recoveries for gold to approximately 90%.
For 2018, production at the Minera Florida Mine totaled 81,638 ounces of gold and 280,326 ounces of silver, compared to 90,366 ounces of gold and 469,674 ounces of silver in 2017.
Gold production for 2018 was lower than 2017 due to lower processing rates, despite higher gold feed grade and recovery.

EXHIBIT 99.1

The 2018 results are slightly lower than expected but aligned with the transformational strategy for Minera Florida to improve productivity, reduce dilution, target higher grades, improve recoveries and control costs. In parallel to these initiatives, drilling in ongoing to develop exploration potential in the recently discovered vein systems located south of the core mine and increase Mineral Reserves with the objective of a sustainable increase in gold production. Minera Florida has all necessary infrastructure to grow production to support a higher gold production rate. The ventilation improvement at Pataguas provides additional flexibility to improve mining productivity and allows for underground exploration activities to define high potential mining areas.

Exploration at La Florida consisted of surface geochemistry and mapping to define new vein systems in the eastern part of the main vein system as well as exploration and infill drilling. Exploration has resulted in new inferred resources, especially in the Don Leopoldo, PV Sur and satellite Fantasma areas, while infill drilling was successful in delineating new indicated resources in the core mine especially in the PV Sur, Fantasma and Rafael areas. Both geological and statistical parameters for Mineral Resources and Mineral Reserves were tightened up in 2018, providing higher confidence in the geometry and grade of the main mineralized zones.

In December 2015, the Superintendencia del Medio Ambiente (SMA) in Chile informed the mine of 14 non-compliances resulting from their inspection in 2014. The site presented a Compliance Plan to the SMA to resolve these largely technical non-compliances, which was approved by the SMA on December 29, 2017 and completely fulfilled by the end of 2018.

Cerro Moro Mine

Cerro Moro contains a number of high-grade epithermal gold and silver deposits, covers 177 square kilometres and is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina.

The Cerro Moro silver-gold low sulfidation deposit is located within the Deseado Massif, a tectonic block comprised of Upper Precambrian metamorphic rock, Jurassic to Cretaceous aerial and sub-aerial volcanic rock and capped by Tertiary marine sediments which is located in the central-portion of the Santa Cruz Province, covering an area of approximately 60,000 square kilometres.
Estelar Resources Ltd. completed a comprehensive preliminary economic assessment of the project before Yamana acquired Extorre and the project in 2012. In February 2013, after a brief pre-feasibility analysis to determine the optimum direction for the project, Yamana commissioned an update to the feasibility study. During 2014, a thorough and complete evaluation of the original feasibility study was completed and the level of engineering and confidence in the plant and mine design advanced. Commercial production at Cerro Moro began in the third quarter of 2018.
In the first year of production, plant throughput and feed grades ramped-up according to plan, with 2018 production exceeding targets at 92,793 ounces of gold and 4,119,085 ounces of silver. In 2019, the operation will focus on optimizing the underground mining design and processing practices, building on the successes delivered in 2018. Operational optimization initiatives continue and are expected to offset costs in 2019.
Gold Mineral Reserves increases were offset by depletion associated with 2018 production at Cerro Moro, although the current Mineral Resources do not consider drilling results for the last four months of 2018, which were in the process of being analyzed. The 2019 exploration budget has been increased by 33% over 2018. Funds are expected to be used for an aggressive drill program designed to test major structures with potential to host a significant new mineralized zone, while continuing to generate new targets through multi-disciplinary fieldwork.
The Cerro Moro Mine contains a number of high-grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining. Production for 2019 is expected to be 130,000 ounces of gold and 6,000,000 ounces of silver. The mine plan involves a transition to a greater proportion of underground mining over the next three years. Production from Zoe underground mine is scheduled to commence mid 2019.
The processing facility consists of a two-stage crushing circuit, grinding, gravity and flotation circuits, followed by agitated leaching of both concentrate and tailings of flotation, and a counter current decantation (CCD) circuit feeding rich solution to a Merrill Crowe process from which gold/silver precipitate is smelted to produce dore bars. The pulp from the CCD circuit feeds a cyanide destruction circuit from which tailings are pumped to the tailings storage facility.
The Cerro Moro exploration program in 2018 consisted of extensive property scale geochemistry, geophysics and mapping to delineate new drill targets, exploration drilling and infill drilling. Infill drilling on the Veronica vein, Escondida Far East and Escondida Far West has defined new Indicated Mineral Resources. Exploration and scout drilling has defined new targets and new Inferred Mineral Resources at Nini Extension, Michelle, Milagros and Tres Lomas. Significant mineralization was also intercepted

EXHIBIT 99.1

south of the core mine in the Bahia Laura block at Naty. Drilling was distributed between infill drilling (11,645m) and exploration with both new inferred and scout drilling (17,112m).
The strategy for Cerro Moro is to improve the long-term production profile through a more aggressive exploration program with the objective of increasing Mineral Reserves in the short-term. In 2019, the exploration drilling program includes three main objectives: (i) to convert Inferred Resources to Indicated Resources, focusing on area adjoining planned production; (ii) to define new Inferred Mineral Resources, following up on 2018 exploration discoveries and extensions of known structures; (iii) to generate new discoveries through surface exploration, including mapping, soil sampling, spectrometry, and geophysics, followed up with scout drilling.
An increase in Mineral Reserves would then unlock opportunities to expand the plant throughput rate above the currently nameplate capacity of 1,000 tpd and support the transition to grid power from diesel gensets for a resultant increase in gold and silver production and reduction to operating costs. Improved costs would also lead to more ounces increased into Mineral Resources.
Development Projects
Agua Rica Project

Yamana currently owns 100% of the Agua Rica Project, a large porphyry-style copper-gold-molybdenum-silver deposit located in the northwestern province of Catamarca in Argentina. There is evidence to suggest that the ore body also contains significant amounts of rhenium which could be an important source of by-product credits.
In September 2011, the Company entered into an agreement granting Minera Alumbrera an option to acquire the Agua Rica Project, which included annual and other payments over the life of the agreement. In 2013, Minera Alumbrera requested, and the Company granted, an extension of the option payment due by one additional year. Subsequently, the Company decided not to grant any further extension for 2014 and the option agreement was terminated. Prior to the termination of the option agreement, the Company had received $50 million in option payments, all of which were retained by the Company in addition to all technical and feasibility level work which was transitioned back to the Company. Since then, the Company has been engaged in the consolidation of that information for Agua Rica and studing different scenarios for development of the asset while continuing working with the Catamarca Provincial Government and other stake-holders to determine a development path to establish a mining district within the region with Agua Rica as the cornerstone asset.
In October 2014, the Company entered into an MOU with the Catamarca Government, represented by the Catamarca state mining company, Catamarca Minera y Energética Sociedad del Estado (“CAMYEN”), with respect to the creation of the Catamarca Mining District. The MOU established the groundwork for the Company and the Catamarca Government to work together to consolidate important mining projects and prospective properties in the province, consisting of the Agua Rica Project and the Cerro Atajo prospect. On February 27, 2015, a formal agreement was entered into among the parties to the MOU. This agreement formed the basis of a working relationship between the Catamarca Government through CAMYEN and the Company. After conducting exploratory work in the Cerro Atajo prospect between 2016 and 2018, in December 2018 the Company decided not to pursue the option for Cerro Atajo and focus its effort on the Agua Rica Project development . In this event, the formal agreement establishes a maximum ownership interest of up to 3% for CAMYEN in the Agua Rica Project. The formal agreement does not restrict the Company’s ability to continue with different development options for Agua Rica, although it provides a framework of cooperation that would see Agua Rica advance to development more efficiently and on an expedited timeline.
In December 2014, the Company received a positive independent technical review relating to previous studies on Agua Rica and on the potential development options for the asset. This review has been updated during 2017 and 2018 and provided a basis for the Company to continue to pursue multiple options for this asset.
On March 8, 2019, the Company announced that it had signed an integration agreement with Glencore and Goldcorp pursuant to which the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Alumbrera. The Company believes the integration of the Agua Rica project and the Alumbrera mine (the “Integrated Project”) has significant merit given the proximity of the assets, and the potential to realize significant synergies by taking full advantage of existing infrastructure associated with the Alumbrera mine for the development and operation of Agua Rica. The Alumbrera infrastructure is of significant scale and configuration that is ideally suited for the integration plan. In consideration of these project attributes Yamana is prepared to maintain an interest in the development of the project.
Preliminary studies show an open pit operation with a conveyor system for ore delivery to the Alumbrera processing facilities, with the potential for a mine life in excess of 25 years at average annual production of approximately 236,000 tonnes (520 million pounds) of copper-equivalent metal, including the contributions of gold, molybdenum, and silver, for the first 10 years of operation. Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: US$6,614/tonne for copper, US$1,250/oz for gold, US$24,250/tonne for molybdenum, and US$18/oz for silver. This is based on the Agua Rica Mineral Reserve estimate as of December 31, 2018 containing

EXHIBIT 99.1

Proven and Probable Mineral Reserves of approximately 4.5 million tonnes (10 billion pounds) of copper and 6.5 million ounces of gold contained in approximately 910 million tonnes of ore. The inventory of Mineral Reserves does not consider the presence of Inferred Mineral Resources within the pit shells, which could potentially increase the Mineral Reserves upon completion of a planned infill drilling campaign.
The integration agreement represents a significant step forward towards the optimization of Agua Rica. The Alumbrera infrastructure, including the existing infrastructure for concentrate logistics located in northern Argentina between the mine site and the port, presents a unique opportunity to enhance project economics while also reducing both the project complexity and environmental footprint. It is expected that a pre-feasibility study for the integrated project will be completed in 2019 and that a full feasibility study with updated Mineral Reserve, production and project cost estimates will be completed by 2020. This will provide the framework for the submission of a new Environmental Impact Assessment to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities.
The Company has been working together with key government stakeholders to support a path forward for the evaluation and development of the Integrated Project. An agreement has been reached with CAMYEN, in respect to CAMYEN’s participation in the Integrated Project. The Catamarca Province has approved a closure plan for the progressive reclamation of the Alumbrera mine that synchronizes with the advancement of the Integrated Project and is funded with existing cash of Alumbrera on reserve for reclamation activities. Yacimientos Mineros de Agua de Dionisio (“YMAD”) has indicated its support for the use of the Alumbrera infrastructure for the Integrated Project. Finally, the National Government implemented a mechanism that was pending since the 2003 reform of the Argentine Mining Investments Law, that sets out the framework for refund of amounts paid in excess of a mining project's overall tax burden, at a federal level. This supports fiscal stability of mining projects in country, and the Integrated Project specifically, as it advances. See “General Development of the Business - History - Agreement for Integration of Agua Rica and Alumbrera”.
Suyai Project

The Suyai Project is an advanced stage exploration gold project comprising 36,702.30 hectares of land located in the Cordon de Esquel, Chabut Province, in southern Argentina. The various properties comprising the Suyai Project are classified as either “permits”, “claims” or “mines” and are either owned outright by Suyai del Sur S.A. (“Suyai del Sur”) or through option contracts between Suyai del Sur and the direct owners.
On July 3, 2002, Meridian completed an unconditional share purchase offer for Brancote Holdings PLC, owner of the Suyai Project. Permitting for the project and a feasibility study began in the third quarter of 2002. In March 2003, with the feasibility study substantially complete, the project was put on hold after local opposition to the mine led to a non-binding referendum wherein a majority of Esquel’s citizens voted against the mine. The Company continues to monitor mining developments in the province of Chabut.
The Company previously completed a scoping study that evaluated two options for ore processing, both of which provide favorable project economics. The first considered the construction of a CIL processing facility for the on-site production of gold and silver in the form of doré. The second considered the construction of a processing facility for on-site production of gold and silver contained in a high-grade concentrate, which would be shipped abroad for subsequent precious metal recovery. Both approaches considered an identical underground configuration with average annual production expected to be in excess of 200,000 ounces of gold and 300,000 ounces of silver. The Company believes both scenarios address past concerns regarding open pit mining, and the development scenario that includes production of an on-site concentrate addresses many of the past concerns regarding the use of cyanide, and would potentially meet provincial regulations currently in place in Chubut. The Company will work with local stakeholders to obtain and sustain its social license should the project progress to a more advanced stage.
The Company continues to pursue development plans and other strategic alternatives for the project. Given the extensive amount of work performed, to date the existing scoping study could rapidly progress to a feasibility study allowing for the project to be developed in a short time frame. The Suyai project is one of the highest gold grade development-ready projects in the Americas. While a financial adviser has not been retained at this time, the Company is evaluating its strategic alternatives in addition to development of the project.
Monument Bay

In June 2015, as part of the Mega Precious acquisition, the Company acquired the Monument Bay property, which is located in Manitoba, approximately 570 kilometres northeast of Winnipeg, and consists of 136 contiguous claims totalling 31,250 hectares. The 2017 exploration program with a budget of C$4.3 million has focused on improving the drill density within the high-grade mineralized shoots on the eastern portion of the Twin Lakes deposit. The drill programs at Monument Bay are executed in

EXHIBIT 99.1

the first 3 to 4 months of the year and following a 2 to 3 month camp shutdown due to the change from winter to summer conditions, further drilling is completed. The summer drill program began mid-August and continued into late October during 2017. The drill program focused on the central portions of the Twin Lakes deposit with the objective of defining and extending the high-grade mineral bodies and conversion of uncategorized mineral bodies. The program completed 8,553 metres distributed in 25 holes during 2017. Assay results for both objectives are in line with expectations, establishing continuity to the high-grade mineral shoots and providing important data to model the bulk lower grade zones that envelop the high-grade shoots. The results of the 2017 program are being processed and added to the mineral model for the property. Exploration will focus on adding Inferred Mineral Resources and Mineral Resources adjacent to the defined mineralized area to try to expand the potentially economic mineralized zone and explore new targets on the large concession package.

In 2018 approximately 16,270 metres of drilling were completed on the Monument Bay project. The focus was testing targets near the Twin Lakes deposit and testing regional targets. In addition, during the period a new geological interpretation of the deposit was formed and is expected to form the basis for an updated block model and Mineral Resource estimate. Groundwork is continuing and generating prospects for follow-up testing in 2019.

On September 13, 2018, the Company signed an Exploration Agreement with Red Sucker Lake First Nations in relation to the Monument Bay exploration site in Northern Manitoba. This is an important step allowing the Company to solidify a strategic collaboration with this community, as it continues to advance the project.

Conceptual-level studies focussed on the identified resource show the potential for a project capable of producing between 150,000 and 175,000 ounces of gold per annum for approximately 5 years. To advance the project towards more detailed engineering studies and an eventual development decision, the Company is targeting a resource that is sufficient to support at least an 8 to 10 year mine life. On the availability of additional funds for Monument Bay, the Company’s exploration program would focus on both the core mine area and the prospective regional geology to expand the existing mineral resource.

ITEM 5
DIVIDENDS

The Company has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the current and expected future operating cash flows of the Company and the conservation and reinvestment of capital.

The following table sets forth the quarterly dividends paid by Yamana on its common shares during each of the three most recently completed financial years:

2019	2018	2017	2016
Q1 - $ 0.005	Q1 - $ 0.005	Q1 - $ 0.005	Q1 - $ 0.005
	Q2 - $ 0.005	Q2 - $ 0.005	Q2 - $ 0.005
	Q3 - $ 0.005	Q3 - $ 0.005	Q3 - $ 0.005
	Q4 - $ 0.005	Q4 - $ 0.005	Q4 - $ 0.005

Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.
ITEM 6
DESCRIPTION OF CAPITAL STRUCTURE
Authorized Capital
The Company is authorized to issue an unlimited number of common shares and 8,000,000 first preference shares, Series 1 (the “Preference Shares”) of which there were 950,243,328 common shares and no Preference Shares issued and outstanding as of March 27, 2019.
Common Shares
Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with

EXHIBIT 99.1

respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Preference Shares
Upon a consolidation, merger, or amalgamation of the Company with or into any other corporation, holders of Preference Shares who have not exercised their right of conversion at the date of the consolidation, merger, or amalgamation are entitled to receive upon the exercise of their conversion right, after the effective date of the consolidation, merger, or amalgamation, the aggregate number of shares or securities or property of the Company resulting from the consolidation, merger, or amalgamation, the holder would have been entitled to receive if they had at the effective date of the consolidation, been the registered holder of such number of common shares. Holders of Preference Shares are also entitled to receive, in the event of liquidation, dissolution or winding up of the Company, an amount equal to $0.125 in respect of each of Preference Share held and all unpaid cumulative dividends before any distribution of the assets of the Company among holders of the common shares or any other class of shares. Holders of Preference Shares are not entitled to receive notice of or to attend meetings of the shareholders of the Corporation nor do they have any voting rights for the election of directors or for any other purpose (except where the holders of a specified class are entitled to vote separately as a class).
ITEM 7
MARKET FOR SECURITIES
Price Range and Trading Volume
The common shares are listed and posted for trading on the TSX under the symbol “YRI” and the NYSE under the symbol “AUY”. The following table sets forth information relating to the monthly trading of the common shares on the TSX for the fiscal year ended December 31, 2018.

Period	High (C$)	Low(C$)	Volume
January 2018	4.69	3.84	74,069,815
February 2018	4.42	3.56	61,548,732
March 2018	3.91	3.31	44,730,516
April 2018	3.90	3.34	39,112,542
May 2018	3.95	3.55	40,690,658
June 2018	4.14	3.65	36,952,608
July 2018	4.20	3.58	48,678,548
August 2018	4.19	3.41	59,266,369
September 2018	3.60	3.03	44,265,622
October 2018	3.64	2.92	53,266,544
November 2018	3.20	2.66	38,676,890
December 2018	3.30	2.78	50,781,195

ITEM 8
ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTION ON TRANSFER

To the Company’s knowledge, there are no securities of the Company which are subject to escrow or to contractual restriction on transfer as of March 28, 2019.
ITEM 9
DIRECTORS AND OFFICERS

The following table sets forth the name, province or state and country of residence, position held with the Company and period(s) during which each director of the Company has served as a director, the principal occupation of each director and

EXHIBIT 99.1

executive officer of the Company, as of the date hereof. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation
John Begeman(1)(3) South Dakota, United States	Director since May 2, 2007	Company Director
Christiane Bergevin(3)(4) Québec, Canada	Director since September 1, 2014	President of Bergevin Capital
Andrea Bertone(1) Texas, United States	Director since July 27, 2017	Company Director
Alexander J. Davidson(2)(3) Ontario, Canada	Director since August 31, 2009	Company Director
Robert Gallagher(3)(4) British Columbia, Canada	Director since August 28, 2017	Company Director
Richard Graff(1) Colorado, United States	Director since October 16, 2007, Lead Director since September 30, 2017	Company Director
Kimberly Keating(2) Newfoundland, Canada	Director since February 15, 2017	Chief Operating Officer of the Cahill Group
Nigel Lees(2) Ontario, Canada	Director since June 16, 2005	President of CN Lees Investments Limited
Peter Marrone Ontario, Canada	Executive Chairman and a Director (director since July 31, 2003)	Executive Chairman of the Company
Jane Sadowsky(1)(4) New York, United States	Director since September 1, 2014	Managing Partner of Gardener Advisory LLC
Dino Titaro(2)(3)(4) Ontario, Canada	Director since August 5, 2005	Company Director
Daniel Racine Ontario, Canada	President and Chief Executive Officer	President and Chief Executive Officer of the Company
Jason LeBlanc Ontario Canada	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance, and Chief Financial Officer of the Company
Yohann Bouchard Ontario, Canada	Senior Vice President, Operations	Senior Vice President, Operations, of the Company
Richard C. Campbell Ontario, Canada	Senior Vice President, Human Resources	Senior Vice President, Human Resources of the Company
Gerardo Fernandez Ontario, Canada	Senior Vice President, Operations	Senior Vice President, Corporate Development of the Company
Ross Gallinger Ontario, Canada	Senior Vice President, Health, Safety and Sustainable Development	Senior Vice President, Health, Safety and Sustainable Development of the Company
Henry Marsden Ontario, Canada	Senior Vice President, Exploration	Senior Vice President, Exploration of the Company
Steve Parsons Ontario, Canada	Senior Vice President, Investor Relations and Corporate Communications	Senior Vice President, Investor Relations and Corporate Communications of the Company
Sofia Tsakos Ontario, Canada	Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of the Company

1.	Member of the Audit Committee.

2.	Member of the Compensation Committee.

3.	Member of the Sustainability Committee.

4.	Member of the Corporate Governance and Nominating Committee.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set out below.

EXHIBIT 99.1

John Begeman - Director. John Begeman is a Professional Mining Engineer with over 40 years of mining experience. His extensive experience in the mining industry, combined with his background in precious metals operations, executive and project development management, provide valuable industry insight and perspective to both the Company’s board of directors and management. He currently sits on the board of directors of African Gold Group Inc. and Premier Gold Mines Limited. He has been the Executive Chairman of the board of Premier Gold Mines Limited since 2015. Mr. Begeman previously served as a director of Aberdeen International Inc., the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company's mining operations group throughout the Western United States. His experience in executive leadership in international mining operations, permitting and community involvement assists the board and management with its ongoing business endeavors. His past environmental and social licence analysis along with project risk assessment also form a broad base from which the board and management can draw upon. Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-ICD Directors Education program, and is a member of the Institute of Corporate Directors and the National Association of Corporate Directors.

Christiane Bergevin - Director. Christiane Bergevin is the President of Bergevin Capital, advising infrastructure and energy sector clients. She brings more than 30 years of experience in strategy, project and risk structuring, and financing of resource, transport and infrastructure projects on all continents in addition to experience in the financial sector. She is highly skilled in sustainability and community engagement aspects from an operational and governance standpoint, and served on the health, safety and corporate social responsibility committee of the board of a major oil and gas producer. As Executive Vice-President, Desjardins Group (Canadian financial cooperative institution) between 2009 and 2015, she led mergers and acquisitions, strategic partnerships and business development. She was also a member of Desjardins Group's finance and risk management committee. For the 19 years prior to that, Ms. Bergevin held executive positions with SNC-Lavalin Group, a global engineering and construction firm, including managing executive and subsequently President of SNC-Lavalin Capital Inc., its project finance advisory arm. She was involved in several transport and mining developments, and also served as Senior Vice-President and General Manager, Corporate Projects. Ms. Bergevin is a Director of RATP Dev, an international public transport operator and she chairs the audit committee of the board of AGF Group, a reinforcing steel and scaffolding supplier. She serves as Past Chair of the Board of Directors of the Canadian Chamber of Commerce. Ms. Bergevin holds a Bachelor of Commerce (with Distinction) from McGill University and graduated from the Wharton School's Business Advanced Management Program. In 2013, she was awarded the ICD.D designation by the Institute of Corporate Directors.

Andrea Bertone - Director. Ms. Bertone has nearly 20 years of senior management experience in the energy industry in the Americas and most recently held the position of President of Duke Energy International LLC (“Duke Energy”), where she reported directly to the chief executive officer of the largest utility in the United States. During her seven years in this role, she was responsible for operations across South and Central America. Prior to her role as President of Duke Energy, Ms. Bertone spent nearly 10 years in increasingly senior management roles with Duke Energy and its subsidiary companies, including the role of General Counsel of Duke Energy. Ms. Bertone brings significant strategic and operational expertise acquired while operating large infrastructure assets throughout Latin America. Ms. Bertone was recently appointed to the board of directors of Peabody Energy Corp. and DMC Global Inc. in February 2019. Ms. Bertone completed her JD at the University of São Paulo, Brazil and received her LLM from Chicago-Kent College of Law in 1995. She also completed a finance program for senior executives at Harvard Business School in 2010. She is a member of the Brazilian Bar Association. In 2013, she received the Alumni of Distinction Award from Chicago-Kent College of Law and in 2016, she was recognized by the National Safety Council through their annual “CEOs Who Get It” program, as a leader who demonstrates personal commitment to worker safety and health.

Alexander J. Davidson - Director. Alexander Davidson was Barrick Gold Corporation’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the company's expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors & Developers Association of Canada in recognition of his team's discovery of the Lagunas Norte Project in the Alto Chicama District, Peru. Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the Company’s board of directors and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability,

EXHIBIT 99.1

audit, and compensation committees. He currently sits on the board of directors of Americas Silver Corporation, NuLegacy Gold Corporation, Orca Gold Inc. and Capital Drilling Ltd.

Robert Gallagher - Director. Mr. Gallagher has more than 35 years of experience in the mining industry and is a Mineral Engineer with a specialty in mineral processing. He currently sits on the board of directors of Capstone Mining Corp., Japan Gold Corp. and Southern Arc Minerals Inc. Most recently, he held the position of President and Chief Executive Officer at New Gold. Previously, Mr. Gallagher held increasingly senior management roles at Newmont Mining Corporation over a seven-year period, including Vice President Operations, Asia Pacific; Vice President, Indonesian Operations; and General Manager, Batu Hijau. Earlier in his career, Mr. Gallagher worked at a number of operating mines located throughout the Americas and Asia in various plant engineer, metallurgical, and mine management roles, including most notably 15 years at Placer Dome Inc. Mr. Gallagher brings considerable project development and operational experience to the Company’s board of directors. He has been recognized by industry associations for his contributions throughout his career, most notably in 2013 he accepted the Prospector & Developer Association of Canada's Viola R. MacMillan Award for Company or Mine Development on behalf of New Gold and in 2014 he was jointly recognized by the Association for Mineral Exploration British Columbia with the E.A. Scholz Award for excellence in mine development.

Richard Graff - Director. Mr. Graff has served on numerous public boards in the mining and oil and gas industries and has served as a board chairman, chairman of audit committees, governance and nominating committees, and special committees, as well as having compensation committee experience. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for US GAAP. He represents a consortium of international mining companies, and has met with and provided recommendations to the International Accounting Standards Board (IASB) on financial reporting issues in the mining industry. The IASB incorporated input from these meetings into its published rules. Mr. Graff continues to organize periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shares that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the U.S. Securities and Exchange Commission on financial reporting issues in the industry. Mr. Graff has been a speaker at industry conferences and directors’ education programs on the topics of financial reporting in the mining industry, audit committee trends, board succession, investor engagement and enterprise risk management. He currently serves as chairman of the audit committee and is a member of the compensation and corporate governance and nominating committees of Alacer Gold Corp. He also serves as chairman of the audit committee and is a member of the Health, Safety, Security and Environment Committee of DMC Global, Inc. Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the Company’s board of directors and management as to best practices with respect to accounting, corporate governance and other issues for an international public company in the mining industry. Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.

Kimberly Keating, Director. Kimberly Keating is a Professional Engineer with over 20 years’ experience in the global offshore energy sector. She is currently Chief Operating Officer of the Cahill Group - one of Canada’s largest multi-disciplinary construction companies. She joined the Cahill Group in 2013 as Director of Projects and oversaw the construction and delivery of one of the largest topside modules ever built for a major offshore oil and gas development. Prior to joining the Cahill Group, Ms. Keating held a variety of progressive leadership roles, from engineering design through to construction, commissioning, production operations and field development with Petro-Canada (now Suncor Energy Inc.). Throughout her career, Ms. Keating has made significant engineering and project management contributions to key projects in the Canadian, Norwegian and UK offshore oil and gas sectors, bringing a wealth of strategy, risk assessment, policy and technical expertise to the Yamana board. Ms. Keating has also held numerous volunteer leadership roles, including serving as the current Vice Chair of Memorial University’s Board of Regents where she also served as Chair of the Governance & Pensions Committees, and a board director with the Dr. H. Bliss Murphy Cancer Care Foundation, Opera on the Avalon and the Oil and Gas Development Council of Newfoundland and Labrador; a government appointment to assess the long-term vision for the province’s oil and gas industry. She holds a Bachelor of Civil (Structural) Engineering degree, a Master of Business Administration, is a registered member of the Professional Engineering & Geoscientists NL (PEGNL) and holds the Canadian Registered Safety Professional (CRSP) designation. In June 2016, she was named a Fellow of the Canadian Academy of Engineers, a national institution through which Canada’s most distinguished and experienced engineers provide strategic advice on matters of critical importance to Canada. In 2018, Ms. Keating received the Memorial University Faculty of Engineering Distinguished Alumni Award, the PEGNL Community Leadership Award, as well as the St. John’s Board of Trade Community Builder of the Year Award.

Nigel Lees - Director. Nigel Lees has over 25 years of experience in the investment banking industry. He has served as a member of the Listings Committee of the Toronto Stock Exchange and on the audit, compensation and special committees of

EXHIBIT 99.1

several publicly listed companies. Mr. Lees has extensive experience in the mining industry particularly in North America and South America as a principal and financier. He was the founder and director of TVX Gold Inc., which merged with Kinross Gold Corporation in 2003. Mr. Lees is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and previously served as President and Chief Executive Officer of Sage Gold Inc., a public precious metals exploration and development company, from December 2003 to March 2019.

Peter Marrone - Executive Chairman and Director. Peter Marrone founded Yamana in July 2003 and has been instrumental in the Company’s strategic development and operational growth. Mr. Marrone currently serves as Executive Chairman and previously served as Yamana’s Chief Executive Officer from July 2003 until August 2018. Mr. Marrone has more than 30 years of mining, business and capital markets experience, bringing an important range of extensive and diverse financial, legal and business experience to the Company. He has been on the boards of a number of public companies and advised companies with a strong South American and North American presence and he currently serves as a director of Leagold. Prior to Yamana, Peter Marrone was the head of investment banking at a major Canadian investment bank and before that, practised law in Toronto with a strong focus on corporate law, securities law and international transactions.

Jane Sadowsky - Director. Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette. In addition to a broad and diverse range of finance and deal-related expertise, Ms. Sadowsky has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. While at Evercore and Citigroup, she was responsible for strategy and resultant P&L, for managing people and for internal and external collaboration. She participated in or led global committees including: Compensation, Fairness & Valuation, Diversity, Mentoring and Recruiting. Ms. Sadowsky has provided expert testimony in numerous US jurisdictions and the World Court. Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services predominantly in the electricity power sector to public and private sector clients in the United States and abroad. Ms. Sadowsky presents and teaches at the National Association of Corporate Directors as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is a National Association of Corporate Directors (NACD) Board Leadership Fellow and currently sits on the board of directors of Nexa Resources S.A.

Dino Titaro - Director. Dino Titaro has over 30 years of international experience having been involved in project management, feasibility studies, reserve estimation, due diligence studies, valuation studies, social and environmental permitting processes for mine construction and development and related risk management, as well as operational experience in the gold sector. He is the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer from January 2003 to January 2014 and a director from January 2003 to August 2014. From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited, in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages. Mr. Titaro previously served as President, and is currently a director and member of the audit committee of Avidian Gold Corp. Mr. Titaro has been a director and officer of several publicly traded companies in the mining, industrial and health care technology fields. Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person as defined by National Instrument 43-101 and is a registered P.Geo in Ontario.

Daniel Racine -President and Chief Executive Officer. Mr. Racine joined Yamana in May 2014 and was appointed as President and Chief Executive Officer in August 2018. From August 2012 until March 2014, Mr. Racine was President and Chief Operating Officer of Brigus Gold Corp. (“Brigus”). Prior to joining Brigus, Mr. Racine was Senior Vice President, Mining of Agnico Eagle, where he was responsible for Agnico Eagle’s global mining operations. Mr. Racine joined Agnico Eagle as a junior Mining Engineer in 1987, taking on progressively senior roles throughout his tenure, including LaRonde Mine Manager, Vice-President Operations Manager, and Senior Vice President Operations. Mr. Racine holds a Bachelor of Mining Engineering from Laval University. He is a registered engineer with L’Ordre des Ingenieurs du Québec, a professional engineer with Professional Engineers Ontario and a member of the Ontario Society of Professional Engineers.

Jason LeBlanc - Senior Vice President, Finance, and Chief Financial Officer. Mr. LeBlanc joined the Company in January 2006 and has over 15 years of research-based and financial experience in the mining industry. During his time at Yamana, Mr. LeBlanc has held increasingly senior positions including most recently the position of Vice President, Finance since 2009. He was appointed Chief Financial Officer in February 2017. Mr. LeBlanc has a Master of Finance from the University of Toronto, a Bachelor of Commerce from the University of Windsor and holds a Chartered Financial Analyst designation.

EXHIBIT 99.1

Yohann Bouchard, Senior Vice President, Operations. Mr. Bouchard joined Yamana in October 2014. Mr. Bouchard has a progressive technical and operating experience with a solid background of more than 20 years of mining in underground and open pit operations. Prior to joining Yamana, Mr. Bouchard occupied key operating and technical positions with Primero Mining Corporation, IAMGOLD Corporation, Breakwater Resources Ltd. and Cambior Inc. Mr. Bouchard oversaw precious and base metal operations in both the Americas and in Africa. Mr. Bouchard holds a Bachelor of Mining Engineering degree from École Polytechnique of Montréal. He is registered as a professional engineer with Professional Engineers Ontario.
Richard C. Campbell - Senior Vice President, Human Resources. Mr. Campbell joined Yamana as Senior Vice President, Human Resources in May 2011. Prior to joining Yamana, Mr. Campbell enjoyed progressively senior roles during his 21 years at TD Bank Financial Group (“TD”). During his tenure at TD, Mr. Campbell worked in executive roles in the business as well as Human Resources, encompassing retail, wealth management, and wholesale/corporate banking. From April 1998 to February 2002, Richard completed international secondments in Hong Kong and London, UK with TD Waterhouse. In his role as SVP Human Resources, TD Canada Trust, Richard led a multi-functional team of HR professionals to develop, implement and execute all aspects of HR services supporting a 36,000 employee workforce across Canada. More recently, Richard’s experience as SVP Human Resources with the Ontario Lottery Group has provided him with valuable and practical executive experience in the public service sector. Mr. Campbell holds an Honours Bachelor of Arts in Geography and Economics, and a Master of Arts in Economic Geography from Wilfrid Laurier University.
Gerardo Fernandez - Senior Vice President, Corporate Development. Mr. Fernandez has been with the Company since 2000, having worked in several positions in mine operations, mine planning and project development. Most recently, Mr. Fernandez played a pivotal role in leading Mercedes into production as its Project Manager/General Manager. Mr. Fernandez holds a Master of Business Administration from Morrison University in Reno, Nevada and a degree in Civil Mining Engineering from the University of Chile.
Ross Gallinger - Senior Vice President, Health, Safety and Sustainable Development. Mr. Gallinger joined Yamana as Senior Vice President, Health, Safety and Sustainable Development in May 2015. Prior to joining Yamana, Mr. Gallinger held the position of Executive Director for Prospectors & Developers Association of Canada from 2011 until 2014. From 2006 until 2011, Mr. Gallinger was Senior Vice President, Health, Safety and Sustainability at IAMGOLD Corporation. Mr. Gallinger has over 25 years of experience in managerial and operational roles in the mining industry in Canada and the Americas with extensive experience in health, safety, environment and community relations portfolios. Mr. Gallinger holds a Bachelor of Science degree in Agriculture from the University of British Columbia, and is a Professional Agrologist.
Henry Marsden - Senior Vice President, Exploration Mr. Marsden joined Yamana in September 2016. Mr. Marsden has over 30 years of exploration experience, including over 20 years as a consulting geologist working with a variety of clients and focusing on field exploration work. He also played a key role in the discovery and advancement of several deposits including Rio Blanco and Pico Machay in Peru, and the Timmins West gold deposit in Timmins, Ontario where he was responsible for the first Mineral Resource estimate which ultimately lead to mine construction. Mr. Marsden holds a Master of Science in Earth Sciences from Carleton University, a Bachelor of Science in Geology from the University of British Columbia, and is a Professional Geoscientist.
Steve Parsons - Senior Vice President, Investor Relations and Corporate Communications. Mr. Parsons joined Yamana in May 2017 as Senior Vice President, Investor Relations and Corporate Communications. Prior to joining Yamana, Mr. Parsons spent 13 years in the investment industry with the majority of that time as a senior mining analyst covering gold and base metal companies, most recently for National Bank Financial Inc., and prior to that, for Wellington West Capital Markets. Prior to that, Mr. Parsons worked in the mining industry for eight years, principally as a mineral processing engineer for Placer Dome Inc. and a leading consulting firm based in Toronto. Mr. Parsons holds a Bachelor of Science in Mining Engineering from Queen’s University and is a Registered Professional Engineer in Ontario.
Sofia Tsakos - Senior Vice President, General Counsel and Corporate Secretary. Ms. Tsakos joined Yamana as Vice President, Corporate Counsel in December 2007, was appointed Corporate Secretary in November 2009 and Senior Vice President, General Counsel in June 2010. Prior to joining Yamana, Ms. Tsakos was a partner practicing securities law at Cassels Brock & Blackwell LLP. From 2001 to 2006, Ms. Tsakos was an associate at Goodman and Carr LLP. Ms. Tsakos holds an Honours Bachelor of Arts in Economics and Political Science from the University of Toronto, a Master in Business Administration with a focus in Finance from the University of Windsor and a Bachelor of Laws also from the University of Windsor.
Based on the disclosure available on the System for Electronic Disclosure by Insiders (SEDI), as of March 27, 2019, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 2,993,040 common shares, representing approximately 0.31% of the total number of common shares outstanding.

EXHIBIT 99.1

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Except as described below, no director or executive officer of the Company is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Yamana) that:

(a)
was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer but which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer,

Mr. Titaro was a director of Carpathian Gold Inc. (“Carpathian”) when, on April 16, 2014, the Ontario Securities Commission (the “OSC”) issued a management cease trade order against the Interim Chief Executive Officer and the Chief Financial Officer of Carpathian in connection with Carpathian’s failure to file its audited annual financial statements (and related management’s discussion and analysis and certifications) for the period ended December 31, 2013. The management cease trade order was lifted on June 19, 2014 following the filing by Carpathian of the required documents. Mr. Titaro did not stand for re-election and was no longer a director on August 12, 2014 but was a director of Carpathian during the period of the management cease trade order. In addition, Mr. Titaro resigned as director of Royal Coal Corp. (“Royal Coal”) on May 9, 2012. On May 17, 2012, Royal Coal announced that it received notice from the TSX Venture Exchange that trading in Royal Coal’s securities was suspended as a result of a cease trade order by the OSC for the failure to file financial statements. This cease trade order remains in effect.
Mr. Lees was the President, Chief Executive Officer and a Director of Sage Gold Inc. (“Sage Gold”) which voluntarily applied to the OSC for a management cease trade order, granted on April 30, 2018, in connection with Sage Gold’s failure to file its audited annual financial statements (and related management discussion and analysis and certifications) for the period ended December 31, 2017. On July 10, 2018 this order was revoked upon filing of the required documents. On September 5, 2018 the OSC issued a failure-to-file cease trade order in connection with Sage Gold’s failure to file its unaudited interim financial statements (and related management’s discussion and analysis and certifications) for the period ended June 30, 2018 and this cease trade order remains in effect. Mr. Lees resigned from Sage Gold in all capacities on March 22, 2019.
Except as described below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, is as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Yamana) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
Mr. Lees was the President, Chief Executive Officer and a director of Sage Gold. The Ontario Superior Court of Justice (Commercial List) issued an order against Sage Gold on July 30, 2018 appointing Deloitte Restructuring Inc. as receiver of the assets, undertakings and properties of Sage Gold. Mr. Lees resigned from Sage Gold in all capacities on March 22, 2019.
No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflicts of Interest
To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any directors or officers of the Company or of a subsidiary of the Company, except that certain of the directors and officers serve as directors, officers, promoters and

EXHIBIT 99.1

members of management of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.
The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.
ITEM 10
PROMOTER

No person or company has within the two most recently completed financial years, or is during the current financial year, been a promoter of Yamana or a subsidiary thereof.

ITEM 11
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings
Neither the Company nor any of its property is currently, and was not during fiscal 2018, a party to or the subject of any legal proceedings, nor are any such proceedings known to be contemplated, that involve a material claim for damages within the meaning of applicable securities legislation, other than as set forth below.
In December 2012, the Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to financial instruments used to finance Brazilian operations for the years 2007 to 2012. In the third quarter of 2017, the Company elected to participate in a program to settle all significant outstanding income tax assessments in Brazil and all income tax assessments relating to the Chapada Mine. On October 25, 2017, the program was formally enacted into law and the Company paid $76.7 million in the year ended December 31, 2017. The final program created an option to either pay one lump sum of approximately $68 million in the first quarter of 2018, or a total of approximately $100 million plus interest in installments over twelve years. The Company elected to proceed with the lump sum payment option, and on January 30, 2018 made the payment.

In December 2018, the Company incurred an additional income tax expense of approximately $33.3 million payable at the end of 2018, following an administrative interpretation of relevant tax legislation and approach by Brazilian tax authorities under that tax legislation. The expense was unexpected as it was not in line with the Company's interpretations of the tax legislation and inconsistent with past practice. The Company made the payment so as to avoid penalties and interest but is pursuing possible legal recourses and remedies.

On August 2, 2016, the Canadian Malartic GP, was served with a class action lawsuit, filed in the Superior Court of Quebec, with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of C$20 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Canadian Malartic GP to settle individually with class members for 2017 under its Good Neighbor Guide (the “Guide”). In September 2018, the Superior Court introduced an annual revision of the ending date of the class action period and a mechanism for the partial exclusion of class members, allowing the residents to individually settle for a specific period (usually a calendar year) and to opt-out from the class action for such specific period. Both of these judgments were confirmed by the Court of Appeal and the class members will thus continue to have the option to benefit from the Guide. In January 2018, a judgment was rendered in favor of the Canadian Malartic GP, resulting in the removal from the class action of the pre-transaction period, spanning from August 2013 to June 16, 2014, during which the Canadian Malartic mine was not operated by the Canadian Malartic GP. The plaintiff did not seek leave to appeal this decision and will rather add new allegations in an attempt to recapture the pre-transaction period. The Company and the Canadian Malartic GP will take all necessary steps to defend themselves from this lawsuit.

On August 15, 2016, the Canadian Malartic GP received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Company and the Canadian Malartic GP have reviewed the injunction request,

EXHIBIT 99.1

consider the request without merit and will take all reasonable steps to defend against this injunction. These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date to be determined. While at this time the potential impacts of the injunction cannot be definitively determined, the Company expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production and shift reductions resulting in the loss of jobs.

On June 1, 2017, the Canadian Malartic GP was served with an application for judicial review to obtain the annulment of a governmental decree. The Canadian Malartic GP is an impleaded party in the proceedings. The applicant seeks to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine. The Company and the Canadian Malartic GP have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application. The hearing on the merits began on October 1, 2018, but no judgment has been rendered as of the date hereof. While the Company believes it is highly unlikely that the annulment will be granted, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

Regulatory Actions

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during fiscal 2018, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during fiscal 2018.
ITEM 12
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere herein, none of the directors, executive officers or persons or companies who beneficially own, or control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the past three financial years or during the current financial year, that has materially affected or is reasonably expected to materially affect the Company.

ITEM 13
TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the common shares of the Company is AST Trust Company, at its principal offices in Toronto, Ontario, and the co-transfer agent for the common shares in the United States is American Stock Transfer & Trust Company, LLC, at its principal offices in Brooklyn, New York.

ITEM 14
MATERIAL CONTRACTS

The Company has not entered into any material contracts outside of the ordinary course of business.

ITEM 15
AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the board of directors of the Company. A copy of the charter is attached hereto as Schedule “A”.

During the year ended December 31, 2018, the Audit Committee is comprised of four directors, all of whom were independent directors. As of the date hereof, the current members of the Audit Committee are Richard Graff (Chair), John Begeman,

EXHIBIT 99.1

Andrea Bertone and Jane Sadowsky. Andrea Bertone was appointed to the Audit Committee on January 16, 2018. In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under National Instrument 52-110 Audit Committees (“NI 52-110”) in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company. Each member of the Audit Committee is financially literate within the meaning of NI 52-110.

The Audit Committee met four times during the most recently completed financial year and all members of the committee were in attendance at all such meetings.

Relevant Educational Experience
Set out below is a description of the education and experience of each of the Company’s four current audit committee members, which is relevant to the performance of his responsibilities as an audit committee member.

Richard Graff - Richard Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He represents a consortium of international mining companies and has provided recommendations to the International Accounting Standards Board on mining industry issues and to regulators on industry disclosure requirements of securities legislation. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He serves as chairman of the audit committee and a member of the compensation and corporate governance and nominating committees of Alacer Gold Corp. He also serves chairman of the audit committee and is a member of the Health, Safety, Security and Environment Committee of DMC Global Inc.

John Begeman - John Begeman currently sits on the board of directors of African Gold Group Inc. and Premier Gold Mines Limited. He has been the Executive Chairman of the board of Premier Gold Mines Limited since 2015. Mr. Begeman previously served as a director of Aberdeen International Inc., the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company's mining operations group throughout the Western United States. Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-ICD Directors Education program, and is a member of the Institute of Corporate Directors and the National Association of Corporate Directors.

Andrea Bertone - Andrea Bertone has nearly 20 years of senior management experience in the energy industry in the Americas and most recently held the position of President of Duke Energy, where she reported directly to the Chief Executive Officer of the largest utility in the United States. Ms. Bertone completed her JD at the University of São Paulo, Brazil and received her LLM from Chicago-Kent College of Law in 1995. She also completed a finance program for senior executives at Harvard Business School in 2010. Ms. Bertone was appointed to the board of directors of Peabody Energy Corp. and DMC Global Inc. in February 2019.

Jane Sadowsky - Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette. Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services predominantly in the electricity power sector to public and private sector clients in the United States and abroad. Ms. Sadowsky presents and teaches at the National Association of Corporate Directors as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and currently sits on the board of directors of Nexa Resources S.A.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.
External Auditor Service Fees
Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the year ended December 31, 2018 were C

EXHIBIT 99.1

$3,062,000 (December 31, 2017 - C$3,178,000). The audit fees relate to the audit of the annual consolidated financial statements of the Company, and certain statutory audits outside of Canada.

Audit-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the year ended December 31, 2018 were C$792,000 (December 31, 2017 - C$764,000). This included services related to the rights offering, translations, review engagements, and statutory and regulatory filings.

Tax Fees

The aggregate tax fees billed by the Company’s external auditors for the year ended December 31, 2018 were C$319,000 (December 31, 2017 - C$74,000) which included an engagement during the year to perform services associated with the Quebec Electricity Rebate grant for the Canadian Malartic Mine.

All Other Fees

The other fees billed by the Company’s external auditors for the year ended December 31, 2018 were C$208,000 (December 31, 2017 - C$178,000), which related primarily to assurance on the Company’s Conflict-Free Gold Report and assurance on ESTMA report.
ITEM 16
INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain scientific and technical information relating to the Company’s material mineral projects contained in this annual information form has been derived, and in some instances extracted, as well as certain qualified persons involved in preparing such reports, and details of certain technical information relating to the Company’s material mineral projects contained in this annual information form which have been reviewed and approved by qualified persons.

Chapada Mine - “Technical Report on the Chapada Mine, Goiás State Brazil” dated March 21, 2018, prepared by or under the supervision of Chester Moore, P.Eng., Hugo Miranda, ChMC (RM) and Avakash Patel, P.Eng, of RPA, and Luiz Pignatari, Registered Member of the Chilean Mining Commission, of Edem Engenharia de Minas, all of whom who are qualified persons pursuant to NI 43-101. The technical information set forth under the heading “Description of the Business - Material Producing Mines - Chapada Mine”, other than the technical information under the heading “Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”, has been reviewed and approved by the Chapada Qualified Persons, each of whom is a qualified person pursuant to NI 43-101.
El Peñón Mine - “Technical Report on the El Peñón Mine, Antofagasta Region, Northern Chile” dated March 2, 2018 prepared by or under the supervision of Holger Krutzelmann, P.Eng., Normand Lecuyer, P.Eng. and Chester M. Moore, P. Eng., of RPA who are qualified persons pursuant to NI 43-101. The technical information set forth under the heading “Description of the Business - Material Producing Mines - El Peñón Mine”, other than the technical information under the heading “Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”, has been reviewed and approved by the El Peñón Qualified Persons, each of whom is a qualified person pursuant to NI 43-101.

Canadian Malartic Mine - “Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property” dated August 13, 2014 prepared by or under the supervision of Donald Gervais, P. Geo., Christian Roy, Eng., Alain Thibault, Eng., Carl Pednault, Eng. and Daniel Doucet, Eng.. The technical information set forth under the heading “Description of the Business - Material Producing Mines - Canadian Malartic Mine” has been reviewed and approved by Donald Gervais, P. Geo., of the Canadian Malartic GP, who is a qualified person pursuant to NI 43-101.
Each of the technical reports noted above are available on the Company’s SEDAR profile at www.sedar.com, and a summary of each report is contained in this annual information form under “Description of the Business - Mineral Projects - Material Producing Mines”.
The following are the qualified persons responsible for the Mineral Resource and Mineral Reserve estimates for each of the Company’s material mineral projects set out in this annual information form under “Description of the Business - Mineral Projects - Summary of Mineral Reserve and Mineral Resource Estimates”.

EXHIBIT 99.1

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Canadian Malartic	Sylvie Lampron, OIQ, Canadian Malartic Corporation	Pascal Lehouiller, P.Geo, OGQ, Canadian Malartic Corporation
Chapada	Luiz Pignatari, Registered Member of Chilean Mining Commission, EDEM Engenharia	Felipe Machado de Araujo, Registered Member of Chilean Mining Commission, Mineral Resources Coordinator Brazil, Yamana Gold Inc.
El Peñón	Sergio Castro, Registered Member of Chilean Mining Commission, Yamana Gold Inc.	Jorge Camacho, Registered Member of Chilean Mining Commission, Yamana Gold Inc.

The aforementioned firms or persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the reports or the Mineral Reserve estimates or the Mineral Resource estimates referred to, or following the preparation of such reports or data, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or data.
None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company other than Jorge Camacho, Marcos Valencia, Sergio Castro, who are employed by Yamana, and Donald Gervais, Christian Roy and Carl Pednault, who are employed by the Canadian Malartic GP.

Deloitte LLP is the auditor of Yamana and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

ITEM 17
ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, as applicable, will be contained in the Company’s management information circular to be filed in connection with its annual shareholders’ meeting for 2019. Additional financial information is provided in the Company’s financial statements and managements’ discussion and analysis for the fiscal year ended December 31, 2018. Additional financial information relating to the Company may also be found under the Company’s SEDAR profile at www.sedar.com.

EXHIBIT 99.1

SCHEDULE “A”
CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

Dated as of February 12, 2019

1.	Purpose

The Audit Committee is a committee of the Board of Directors (the “Board”) of Yamana Gold Inc. (the “Company”). The purpose of the Audit Committee is to:

(a)
assist the Board in its oversight responsibilities with respect to: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the external auditors’ qualifications and independence; and (iv) the performance of the Company’s internal and external audit functions;

(b)	serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems;

(c)	review and appraise the audit activities of the Company’s external auditors; and

(d)	prepare Audit Committee report(s) as required by applicable regulators.

The Audit Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Audit Committee with respect to any of the matters referred to in this Charter.

2.	Composition and Meetings

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be an “independent director” in accordance with applicable legal requirements, including the requirements of National Instrument 52-110 Audit Committees (“NI 52-110”) and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time, subject to any waivers or exceptions granted by such stock exchange.

All members shall, to the satisfaction of the Board, be "financially literate", and at least one member shall have accounting or related financial management expertise to qualify as a "financial expert" in accordance with applicable legal requirements, including the requirements of NI 52-110 and the rules adopted by the United States Securities and Exchange Commission (the ‘SEC”), as revised, updated or replaced from time to time.

The members of the Audit Committee and its chairman shall be elected by the Board at the annual organizational meeting of the Board, and shall serve until: the next annual meeting of shareholders; they resign; their successors are duly appointed; or such member is removed from the Audit Committee by the Board. If the Board fails to designate one member as the chairman of the Audit Committee (the “Chairman”), the members of the Audit Committee shall appoint the Chairman from among its members.

The Audit Committee shall meet as frequently as the Audit Committee considers necessary, but not less than once each quarter, to review the financial results of the Company. The Audit Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts or advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.

The Audit Committee shall have the authority to meet with the Executive Chairman or the Chief Executive Officer as delegate of the Executive Chairman and the Chief Financial Officer, along with internal auditors and the external auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Audit Committee deem appropriate. The Audit Committee may request the Executive Chairman or the CEO as delegate of the Executive Chairman to have such officers or employees of the Company or the Company’s outside counsel or external auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.
The external auditors will have direct access and report directly to the Audit Committee at their own initiative.

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time as the Audit Committee or the Chairman shall determine upon notice to each of its members in compliance with the Company’s by-laws. The notice period may be waived by a quorum of the Audit Committee.

EXHIBIT 99.1

3.	Responsibilities and Powers

Responsibilities and powers of the Audit Committee include:

General

1.
review and assess the adequacy of this Charter at least annually and, where necessary or desirable, recommend changes to the Board provided that this Charter may be amended and restated from time to time without the approval of the Board to ensure that the composition of the Audit Committee and the responsibilities and powers of the Audit Committee comply with applicable laws and stock exchanges;

2.	evaluate the functioning and effectiveness of the Audit Committee and its members on an annual basis;

Documents/Reports Review

3.
prior to the recommendation to the Board for approval of release of the annual and quarterly financial statements, review and discuss with management and the independent public accountants, upon completion of their audit or review, the financial results for the year or quarter and the results of the audit or review, including (i) the Company's annual or quarterly financial statements and related footnotes; (ii) management’s discussion and analysis of the financial condition and results of operations; (iii) annual and quarterly earnings press releases; (iv) the results of the audit or review, including the nature and amount of unrecorded adjustments resulting from the audit or review; (v) review with the independent public accountants and management the Company's policies and procedures relative to the adequacy of internal accounting and financial reporting controls (including any significant deficiencies and significant changes in internal control over financial reporting), including controls over quarterly and annual financial reporting, computerized information systems and security (vi) the independent public accountants’ management recommendations; (vii) any significant transactions which occurred during the year or quarter; (viii) any significant adjustments; critical accounting policies and practices (ix) management judgments and accounting estimates; (x) new accounting policies; (xi) all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the independent public accountants; and (xii) any disagreements between management and the independent public accountants;

4.
ensure that adequate procedures are in place for the review of the issuer's disclosure of financial information extracted or derived from the issuer's financial statements and periodically assess the adequacy of such procedures;

5.	review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

6.
at least annually, (i) inquire of management and the independent public accountant about the significant business, political, regulatory and internal control issues or exposures to financial risk; (ii) oversee and monitor management’s documentation of the significant financial risks that the Company faces and update as events change and risks shift and (iii) assess the steps that management has taken to control identified financial and internal control risks to the Company;

Responsibilities of the Audit Committee Chairman

7.
the fundamental responsibility of the Audit Committee Chairman is to be responsible for the management and effective performance of the Audit Committee and provide leadership to the Audit Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Audit Committee Chairman’s responsibilities shall include:

a.
working with the Executive Chairman or the Chief Executive Officer as delegate of the Executive Chairman and the Corporate Secretary to establish the frequency of Audit Committee meetings and the agendas for meetings;

b.	providing leadership to the Audit Committee and presiding over Audit Committee meetings;

c.	facilitating the flow of information to and from the Audit Committee and fostering an environment in which Audit Committee members may ask questions and express their viewpoints;

d.	reporting to the Board with respect to the significant activities of the Audit Committee and any recommendations of the Audit Committee; and

e.	leading the Audit Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its

EXHIBIT 99.1

effectiveness in fulfilling its mandate; and taking such other steps as are reasonably required to ensure that the Audit Committee carries out its mandate;

External Auditors

8.	recommend external auditors nominations to the Board to be put before the shareholders for appointment and, as necessary, the removal of any external auditor in office from time to time;

9.	approve the fees and other compensation to be paid to the external auditors and the funding for payment of the external auditors’ compensation and any advisors retained by the Audit Committee;

10.	pre-approve all audit services, internal control related services and any permissible non-audit engagements of the external auditors, in accordance with applicable legislation;

11.	meet with external auditors and financial management of the Company to review the scope of the proposed audit of the current year, and the audit procedures to be used;

12.
meet quarterly with external auditors “in camera” to discuss reasonableness of the financial reporting processes, systems of internal control, significant comments and recommendations, and management performance;

13.	advise the external auditors of their ultimate accountability to the Board and the Audit Committee;

14.	oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attest services for the issuer;

15.
evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Audit Committee, including: (i) reviewing and evaluating the lead partner on the external auditors' engagement with the Company, (ii) considering whether the auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors' independence, (iii) determine the rotation of the lead audit partner and the audit firm, and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors’ qualifications, independence and performance;

16.
present the Audit Committee’s conclusions with respect to its evaluation of external auditors to the Board and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board as it considers necessary;

17.
obtain and review a report from the external auditors at least annually regarding: (i) the external auditors' internal quality-control procedures; (ii) material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; (iii) any steps taken to deal with any such issues; and (iv) all relationships between the external auditors and the Company;

18.	discuss with the external auditors any relationships that might affect the external auditors’ objectivity and independence;

19.	recommend to the Board any action required to ensure the independence of the external auditors;

20.	review and approve policies for the Company's hiring of employees or former employees of the present and former external auditors;

Internal Audit

21.	receive reports from the Company's Chief Financial Officer on the scope and material results of its internal SOX audit activities;

22.
establish procedures for: (i) the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and (ii) the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters;

23.	the Audit Committee will ensure that the internal audit function is adequately funded and resourced;

EXHIBIT 99.1

Financial Reporting Process

24.	periodically discuss the integrity, completeness and accuracy of the Company’s internal controls and the financial statements with the external auditors in the absence of the Company's management;

25.	in consultation with the external auditors, review the integrity of the Company's financial internal and external reporting processes;

26.	consider the external auditors' assessment of the appropriateness of the Company's auditing standards and accounting principles as applied in its financial reporting;

27.
review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Company's internal auditing and accounting principles and practices suggested by the external auditors or management;

28.
review disclosures made by the Executive Chairman or the CEO as delegate of the Executive Chairman and CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company's internal controls;

29.
establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management's preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

30.
discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management or the external auditors;

31.	resolve any disagreements between management and the external auditors regarding financial reporting;

32.
review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

33.
retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board for such purposes);

34.	discuss any management or internal control letters or proposals to be issued by the external auditors of the Company;

Legal Compliance

35.	review with the Company's legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Company's financial statements;

36.	conduct or authorize investigations into matters within the Audit Committee's scope of responsibilities;

37.	perform any other activities, in accordance with the Charter, the Company's by-laws and governing laws, that the Audit Committee or the Board deems necessary or appropriate;

Reporting and Powers

38.	record minutes of its meetings and report periodically to the Board on all matters and recommendations made by the Audit Committee and at such other times as the Board may consider appropriate; and

39.
exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board.

EXHIBIT 99.1

4.	Limitation of Responsibility

While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with applicable accounting principles and standards. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors.